Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Exhibit 99.1

SUBJECT TO COMPLETION, DATED June 4, 2015

INFORMATION STATEMENT

Cable One, Inc.

210 E. Earll Drive

Phoenix, Arizona 85012

Common Stock

(par value $0.01)

We are sending you this Information Statement in connection with Graham Holdings Company’s spin-off of its wholly owned subsidiary, Cable One, Inc., or “Cable ONE”. To effect the spin-off, Graham Holdings Company, or “Graham,” will distribute all of the shares of Cable ONE common stock on a pro rata basis to the holders of Graham Class A Common Stock and Graham Class B Common Stock, referred to collectively as “Graham common stock”. We expect that the distribution of Cable ONE common stock will be tax-free to holders of Graham common stock for U.S. Federal income tax purposes.

If you are a record holder of Graham Class A Common Stock or Graham Class B Common Stock as of the close of business on June 15, 2015, which is the record date for the distribution, you will be entitled to receive one share of Cable ONE common stock for every one share of Graham Class A Common Stock or Graham Class B Common Stock you hold, in the aggregate, on that date (subject to any vesting or forfeiture terms, in the case of restricted shares of Graham Class B Common Stock, or “restricted shares”). Graham will distribute the shares of Cable ONE common stock in book-entry form, which means that we will not issue physical stock certificates.

The distribution will be effective as of 12:01 a.m., New York City time, on July 1, 2015. Immediately after the distribution becomes effective, Cable ONE will be an independent, publicly traded company.

Graham’s stockholders are not required to vote on or take any other action to approve the spin-off. We are not asking you for a proxy, and request that you do not send us a proxy. Graham stockholders will not be required to pay any consideration for the shares of Cable ONE common stock they receive in the spin-off, and they will not be required to surrender or exchange their shares of Graham common stock or take any other action in connection with the spin-off.

Graham currently owns all of the outstanding shares of Cable ONE common stock. Accordingly, no trading market for Cable ONE common stock currently exists. We expect, however, that a limited trading market for Cable ONE common stock, commonly known as a “when-issued” trading market, will develop as early as two trading days prior to the record date for the distribution, and we expect “regular-way” trading of Cable ONE common stock will begin on the first trading day after the distribution date. We intend to list Cable ONE common stock on the New York Stock Exchange under the symbol “CABO”.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012.

In reviewing this Information Statement, you should carefully consider the matters described in the section entitled “Risk Factors” beginning on page 17 of this Information Statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this Information Statement is             , 2015.

i

TRADEMARKS AND COPYRIGHTS

We own or have rights to various trademarks, logos, service marks and trade names that we use in connection with the operation of our business. We also own or have the rights to copyrights that protect the content of our products. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this Information Statement are listed without the ™, ® or © symbols, but such references do not constitute a waiver of any rights that might be associated with the respective trademarks, service marks, trade names and copyrights included or referred to in this Information Statement.

GLOSSARY OF SELECTED CABLE INDUSTRY TERMS

The following are definitions of certain terms that are commonly used in the cable industry.

Average revenue per unit (ARPU). A financial measure defined as total revenue divided by the number of subscribers.

Backbone. Interconnected data-carrying networks through which data is transmitted on a two-way basis between the headend and Internet connection points for distribution to customers of a company’s voice, video and data services.

Bandwidth. A measurement used to define the maximum capacity of a communications network, including those used to provide voice, video and data services.

Bulk ethernet. A network infrastructure that delivers data services through a direct ethernet connection from a communications network to customers.

Cable modem termination systems (CMTS). Network hardware located at the headend of a communications network that services a specific region, used to distribute voice and data services to customers in that region.

Channel-bonding. The process through which the bandwidth of two or more video channels on a cable system is converted into bandwidth used to provide data services, increasing upload and download speeds for data customers on that system.

Data over Cable Service Interface Specification (DOCSIS). A cable industry standard that allows for equipment interoperability from the CMTS (located at the headend) to the cable modem located at the customer’s premises. The latest version (DOCSIS 3.0) enables bonding of multiple channels to allow for 100Mbps or greater transmission speeds depending upon how many channels are bonded together.

Double-play. A term for a subscription package that includes two of data, video and voice services.

Fiber-to-the-home. A network infrastructure that utilizes fiber optic cables to transmit voice, video and data services all the way from a headend to homes and businesses.

Fiber-to-the-node. A network infrastructure that utilizes fiber optic cables to transmit voice, video and data services from a headend to a remote node, from which other, non-fiber technologies are used to continue the transmission to homes and businesses in the area surrounding the node.

Gigahertz (GHz). A unit of frequency that can be used to denote spectrum bands in cable networks and wireless networks, equal to 1,000 MHz.

Headend. The network facility responsible for receiving video signals for distribution to cable television customers over a communications network that services a specific region. The headend also houses the CMTS and is also sometimes referred to as a “hub”.

Homes passed. The number of serviceable and marketable homes and businesses passed by an active cable plant.

Last-mile. Refers to the final portion of a communications network, from the headend to the homes and businesses in the network, delivering voice, video and data services to customers.

Megahertz (MHz). A unit of frequency that can be used to denote spectrum bands in cable networks and wireless networks, equal to 1/1,000th of a GHz.

Multi-dwelling accounts. Refers to subscribers that operate multiple separate housing units for residential inhabitants contained within one building. Examples of multi-dwelling accounts include apartments, condominium complexes and other forms of communal living facilities.

National Cable & Telecommunications Association (NCTA). The principal trade association for the United States cable television industry.

Nodes. A collection of homes and businesses within a specific geographic area that share the same “common” bandwidth for delivery of voice, video and data services, usually delivered over a fiber-to-the-node network.

Over-the-top (OTT). Refers to the delivery of audio, video and other media over the Internet, usually by new entrants in the video services business such as Internet companies. However, cable companies may, in some markets, also offer OTT services.

Overbuilders. Refers to cable, telephone and other companies that provide video services over a wire-based network and have been granted a franchise to operate in a geographic market in which another provider of video services over a wire-based network is already operating.

Primary service unit (PSU). A metric that measures the number of voice, video and data services that a customer purchases. Each service subscription counts as one PSU.

Triple-play. A term for a subscription package that includes all three of data, video and voice services.

Special access services. Refers to communications networks owned by cable companies but mandated by law to be made available to certain businesses and institutions to enable them to transmit their voice and data traffic. For example, wireless providers use special access lines to funnel voice and data from cellular towers to wired telephone and broadband networks.

Spectrum. Refers to the radio portion of the electromagnetic spectrum in wireless networks. Sections of spectrum are called “bands.”

Voice over Internet Protocol (VoIP). Refers to a methodology and group of technologies used for the delivery of voice communications over Internet infrastructure, rather than telephone lines. Cable companies often utilize VoIP to deliver voice services to customers.

SUMMARY

This summary highlights selected information from this Information Statement and provides an overview of our company, our separation from Graham and Graham’s distribution of our common stock to its stockholders. For a more complete understanding of our business and the Spin-Off, you should read this entire Information Statement carefully, particularly the discussion of “Risk Factors” beginning on page 17 of this Information Statement, and our historical and pro forma financial statements and the notes to those financial statements appearing elsewhere in this Information Statement.

At the time of Graham’s distribution of the shares of our common stock to its stockholders, Cable ONE will hold, directly or through its subsidiaries, the businesses constituting Graham’s cable systems and related operations, which we refer to as the “Cable Business”.

In this Information Statement, unless the context otherwise requires:

•	“Cable ONE,” “we,” “our” and “us” refer to Cable One, Inc. and its consolidated subsidiaries after giving effect to the Spin-Off, and

•	“Graham” refers to Graham Holdings Company and its consolidated subsidiaries other than, for all periods following the Spin-Off, Cable ONE.

The transaction in which Graham will distribute to its stockholders all of the shares of our common stock is referred to in this Information Statement as the “Distribution”. The transaction in which we will be separated from Graham is sometimes referred to in this Information Statement as the “Spin-Off”.

Our Company

We are a fully integrated provider of high-speed Internet (“data” or “Internet”), cable television (“video”) and telephony (“phone” or “voice”) services in 19 Midwestern, Western and Southern states. We provide these broadband services to residential and business customers in 38 cable systems covering over 400 cities and towns. The markets we serve are primarily non-metropolitan, secondary markets, with 75% of our customers located in five states: Mississippi, Idaho, Oklahoma, Texas and Arizona. Our biggest customer concentrations are in the Mississippi Gulf Coast region and in the greater Boise, Idaho region. We are the tenth-largest cable system operator in the United States based on customers and revenues in 2014.

As of March 31, 2015, we provided service to 678,091 residential and business customers out of approximately 1,477,000 homes passed. Of these customers, 421,331 subscribed to video services, 496,579 to data services and 145,393 to voice services.

We offer a complete solution of data, video and voice services in all of our markets. Ranked by share of our total revenue in 2014 they are: residential video (44.3%), residential data (32.6%), business services (data, voice and video) (8.9%), residential voice (7.7%) and advertising sales (4.3%). The growth rates, profit margins and capital intensity of our five product lines vary significantly because of differences in the competition they face, product maturity and vendor dependency. In 2014 our operating cash flow margins for residential data and business services were approximately 4 and 5 times greater, respectively, than for residential video.

We serve our customers through a plant and network with 100% two-way capacity currently measuring approximately 700 MHz on average and DOCSIS 3.0 capabilities in all of our systems. Our technically advanced infrastructure provides for delivery of a full suite of data, video and voice products. Our broadband plant offers fiber-to-the-node with ample unused capacity and standard download speeds of 50 Mbps, which meaningfully distinguishes our offering from competitors in most of our markets. We expect to complete a substantial multi-year investment program in our plant by the end of 2016, which will result in increased broadband capacity and reliability and enable us to offer even higher download speeds to our customers (at both the standard and enhanced data service levels), which we believe will reinforce our competitive strength in this area.

We trace our origins to a 1986 transaction in which The Washington Post Company (the prior name of our corporate parent, Graham) acquired from Capital Cities Communications, Inc. a number of other companies owning, in total, 53 cable television systems. The cable systems acquired in that transaction had approximately 350,000 subscribers in 15 Western, Midwestern and Southern states. We have continued to enhance our portfolio over time through selective acquisitions and dispositions. While we are smaller than the nation’s biggest cable companies, we have a record of consistent, long-term financial and operational success driven by our differentiated operating philosophy. We emphasize focus as opposed to scale, which is a departure from more conventional strategies in the cable industry, but is well suited to the markets in which we operate and enables us to take advantage of our strengths as a cable operator.

Our Strengths

Our strengths include the following:

•	Attractive non-metropolitan markets with favorable competitive dynamics—we face competition from a rival offering fiber-to-the-home in less than 1% of our coverage area;

•	Deep understanding of the type of markets in which we operate and how to meet the specific needs of customers in those markets;

•	Superior broadband technology with ample unused capacity;

•	Ability to use data analytics to focus our sales and retention efforts on customers with the highest lifetime value to us;

•	Ability to control operating and capital expenses, which protects our margins while also delivering high quality offerings and consistent value to our customers;

•	High levels of customer satisfaction, which we have measured daily for nearly two decades, and employee satisfaction, which we currently measure annually; and

•	A strong and experienced management team.

Strategic Overview

We have a multi-faceted strategy that builds upon our long track record of focusing on the right markets, the right products and the right customers, as well as controlling our operating and capital costs. More specifically, our strategy includes the following principal components:

Focus on larger non-metropolitan markets. We believe our decision over 20 years ago to concentrate on non-metropolitan markets has served us well. The cable economics of these markets, for which we have optimized our strategy and our operations, are different from cable operations in major cities, and yield positive operating results for our business. The dynamics of larger, non-metropolitan markets enable us to operate at attractive margins and earn substantial returns, while remaining consistent with our focus on meeting customer demand for low prices while simultaneously keeping costs down. In addition, we tend to face less vigorous competition from telephone companies than cable operators in metropolitan markets.

Maximize free cash flow and drive profitable growth. We concentrate on the products and customers that maximize our free cash flow and provide the best opportunity for profitable growth: residential data services and business services. We believe residential video and residential phone face inexorable long-term declines. These declines are driven by a variety of factors, including intense cost pressures attributable to the demands of video programmers and cellular and smartphone offerings that draw customers away from landline telephones. As a result, we have reduced our focus on these two products and prioritized higher growth opportunities such as residential data and business services. We have declined to cross-subsidize our video business with cash flow from our higher growth, higher margin products, which has resulted in our residential video customers declining at a faster rate than the industry average. While this strategy runs contrary to conventional wisdom in the cable industry, which puts heavy emphasis on video customer counts and maximizing the number of PSUs per customer by bundling services, we believe it best positions us for long-term success.

Target higher value residential customers. Over the past three years, we have introduced rigorous analytics to determine the expected life-time value, or “LTV”, of current and potential residential customers. By focusing our sales, marketing and service efforts on residential customers with a high LTV, seeking to retain and sell more services to this category of customer, we are significantly reshaping our customer base. This has enabled us to earn higher profits with fewer customers and PSU subscriptions. We believe that optimizing the LTV of data-only customers, as video and voice cord-cutting accelerates, is both a necessity and an opportunity for our business.

Drive growth in residential data and business services. We believe our residential data and business services products provide attractive current and future growth opportunities. In 2014 and the first three months of 2015, we continued to further diversify our revenue streams away from video as residential data and business services represented 41.5% of our total revenue in 2014 versus 38.0% in 2013 and 44.4% of our total revenue in the first three months of 2015 versus 39.9% in the same period of 2014. Our residential data revenues grew to $265.7 million in 2014, a 5.3% increase versus 2013, and the percentage of our residential customers that were Internet-only (i.e., subscribers to data but not video or voice) grew by 50% from 2013 to 2014. Our residential data revenues grew to $69.1 million for the first three months of 2015, a 6.1% increase versus the same period of 2014. We totaled 52% of our residential starts as Internet-only in 2014. Our Internet-only connects are growing significantly faster than any other segment of our residential business. We expect that in a few years a majority of our residential customers will be Internet-only and that annual revenues from residential data will represent the largest portion of our total annual revenues. Our business services revenues grew to $72.8 million in 2014, an 18.5% increase versus 2013. Our business services revenues grew to $21.2 million for the first three months of 2015, a 17.3% increase versus the same period of 2014. We expect to generate continued growth by leveraging our existing infrastructure capabilities and footprint to offer higher broadband speeds than other providers in our markets and to expand our business services to attract more small, mid-size and enterprise business customers.

Continue our culture of cost leadership. We believe our total combined operating and capital costs per PSU over the past decade have been lower than any larger cable company with publicly reported numbers and that our operating margins compare very favorably with those of significantly larger cable operators. This is the antithesis of normal cable economy-of-scale expectations, where higher volumes are expected to create lower costs per PSU and increase operating margins. Rather than increasing our size and seeking cost savings through economies of scale, we have achieved our lower cost structure over many years by:

•	serving a specific type of cable market where cost pressures are lower than in major metropolitan areas;

•	introducing new technologies when they have proved themselves in bigger markets and are available on more favorable economic terms than typically paid by the earliest adopters;

•	minimizing the need for unnecessary customer contacts;

•	standardizing programming and pricing company-wide;

•	centralizing functions where that produces measurable efficiencies; and

•	reducing the number of low-LTV customers, which has significantly reduced churn, bad debt expense and other costs.

Balanced capital allocation. We are committed to a disciplined approach to evaluating acquisitions and internal investments, capital structure optimization and return of capital.

Cable ONE Debt

In connection with the Spin-Off, we expect to incur indebtedness in an aggregate principal amount of approximately $550 million, of which approximately $450 million will be distributed to Graham prior to the consummation of the Spin-Off. It is currently anticipated that this indebtedness will consist of senior notes or term loans, or a combination of the foregoing.

Emerging Growth Company Status

We are an emerging growth company, as defined in Section 3(a) of the Securities Exchange Act of 1934, or the “Exchange Act”, as amended by the Jumpstart Our Business Startups Act enacted on April 5, 2012, or the “JOBS Act”. For as long as we are an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act”, reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements and exemptions from the requirement of holding a nonbinding advisory vote on executive compensation and stockholder approval on golden parachute compensation not previously approved.

Other Information

We are a Delaware corporation. Our principal executive offices are located at 210 E. Earll Drive, Phoenix, AZ 85012. Our telephone number is (602) 364-6000. Our website address is www.cableone.net. Information contained on, or connected to, our website or Graham’s website does not and will not constitute part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.

The Spin-Off

Overview

On November 13, 2014, Graham announced plans for the complete legal and structural separation of Cable ONE from Graham.

To effect the separation, first, Graham will undertake the series of internal transactions described under “Certain Relationships and Related Party Transactions—Agreements with Graham—Separation and Distribution Agreement,” or the “Internal Transactions.” Graham will subsequently distribute all of Cable ONE’s common stock to Graham’s stockholders, and Cable ONE, holding the Cable Business, will become an independent, publicly traded company.

Prior to completion of the Spin-Off, we intend to enter into a Separation and Distribution Agreement and several other agreements with Graham related to the Spin-Off. These agreements will govern the relationship between Graham and us up to and after completion of the Spin-Off and allocate between Graham and us various assets, liabilities and obligations, including employee benefits and tax-related assets and liabilities. See “Certain Relationships and Related Party Transactions” for more detail.

Completion of the Spin-Off is subject to the satisfaction or waiver of a number of conditions. In addition, Graham has the right not to complete the Spin-Off if, at any time, Graham’s board of directors, or the “Graham Board,” determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Graham or its stockholders, or is otherwise not advisable. See “The Spin-Off—Conditions to the Spin-Off” for more detail. If the Spin-Off is not completed for any reason, Graham and Cable ONE will have incurred significant costs related to the Spin-Off, including fees for attorneys and auditors and printer costs, that will not be recouped. In addition, members of our senior management will have devoted significant time to manage the Spin-Off process, which will decrease the time they will have to manage the business of Cable ONE.

Questions and Answers about the Spin-Off

The following provides only a summary of the terms of the Spin-Off. You should read the section entitled “The Spin-Off” below in this Information Statement for a more detailed description of the matters described below.

Q:	What is the Spin-Off?

A:	The Spin-Off is the method by which we will separate from Graham. In the Spin-Off, Graham will distribute to its stockholders all the outstanding shares of our common stock. Following the Spin-Off, we will be an independent, publicly traded company, and Graham will not retain any ownership interest in us.

Q:	Will the number of Graham shares I own change as a result of the Spin-Off?

A:	No, the number of shares of Graham common stock you own will not change as a result of the Spin-Off.

Q:	What are the reasons for the Spin-Off?

A:	The Graham Board considered the following potential benefits in deciding to pursue the Spin-Off:

•	Strategic Clarity and Flexibility. Following the Spin-Off, Graham and Cable ONE will each have a more focused business and be better able to dedicate financial resources to pursue appropriate growth opportunities and execute strategic plans best suited to its respective business. The Spin-Off will also allow each of Graham and Cable ONE to enhance its strategic flexibility to respond to industry dynamics.

•

Tailored Capital Structures. Following the Spin-Off, Graham and Cable ONE will each be able to implement a debt capital structure more closely aligned with the requirements of its individual business segments. In particular, Cable ONE will be able to take advantage of attractive financing terms that may be offered by lenders and other financing sources because of the tendency of cable companies to generate the consistent cash flows that are necessary to service a high degree of leverage. Historically,

Cable ONE has been the most capital intensive of Graham’s businesses, financed primarily from Graham’s balance sheet. Following the Spin-Off, Graham will be able to reallocate financial resources to other uses.

•	Enhanced Ability to Finance Acquisitions and Capital Expenditures. Cable ONE’s increased capacity to take on debt as a stand-alone company will also permit Cable ONE to pursue debt-financed acquisition opportunities not available to it when it was a subsidiary of Graham, as well as to use its own stock as acquisition currency. Cable ONE may also use debt and equity financing to fund capital expenditures necessary to upgrade its infrastructure.

•	Focused Management. The Spin-Off will allow the management of each of Graham and Cable ONE to devote its time and attention to the development and implementation of corporate strategies and policies that are based primarily on the specific business characteristics of their respective companies. This includes, in the case of Graham, greater focus on its education and television broadcasting businesses and new business opportunities.

•	Management Incentives. The Spin-Off will enable Cable ONE to create incentives for its management and employees that are more closely tied to its business performance and stockholder expectations. Cable ONE equity-based compensation arrangements will more closely align the interests of Cable ONE’s management and employees with the interests of its stockholders and should increase Cable ONE’s ability to attract and retain personnel.

•	Stockholder Flexibility. The Spin-Off will allow investors to make independent investment decisions with respect to Graham and Cable ONE and will enable Cable ONE to achieve alignment with a more natural stockholder base. Investment in one or the other company may appeal to investors with different goals, interests and concerns.

Q:	Why is the separation of Cable ONE structured as a spin-off?

A:	Graham believes that a tax-free distribution of shares in Cable ONE is the most efficient way to separate our business from Graham in a manner that will achieve the above benefits.

Q:	What will I receive in the Spin-Off in respect of my Graham Class A Common Stock and Graham Class B Common Stock?

A:	As a holder of Graham Class A Common Stock or Graham Class B Common Stock, you will receive a dividend of one share of Cable ONE common stock for every one share of Graham Class A Common Stock or Graham Class B Common Stock you hold, in the aggregate, on the Record Date (as defined below) (subject to vesting and forfeiture terms for restricted shares). Your proportionate interest in Graham will not change as a result of the Spin-Off. For a more detailed description, see “The Spin-Off.”

Q:	What is being distributed in the Spin-Off?

A:	Graham will distribute approximately 5.83 million shares of Cable ONE common stock in the Spin-Off, based on the approximately 0.96 million shares of Graham Class A Common Stock and 4.87 million shares of Graham Class B Common Stock outstanding as of March 31, 2015. The actual number of shares of our common stock that Graham will distribute will depend on the total number of shares of Graham Class A Common Stock and Graham Class B Common Stock outstanding on the Record Date. The shares of our common stock that Graham distributes will constitute all of the issued and outstanding shares of our common stock immediately prior to the Distribution. For more information on the shares being distributed in the Spin-Off, see “Description of Our Capital Stock—Common Stock.”

Q:	What is the record date for the Distribution?

A:	Graham will determine record ownership as of the close of business on June 15, 2015, which we refer to as the “Record Date.”

Q:	When will the Distribution occur?

A:	The Distribution will be effective as of 12:01 a.m., New York City time, on July 1, 2015, which we refer to as the “Distribution Date.” On or shortly after the Distribution Date, the whole shares of our common stock will be credited in book-entry accounts for stockholders entitled to receive the shares in the Distribution. See “—How will Graham distribute shares of our common stock?” for more information on how to access your book-entry account or your bank, brokerage or other account holding the Cable ONE common stock you receive in the Distribution on and following the Distribution Date.

Q:	What do I have to do to participate in the Distribution?

A:	You are not required to take any action, but we urge you to read this Information Statement carefully. Holders of Graham common stock on the Record Date will not need to pay any cash or deliver any other consideration, including any shares of Graham common stock, in order to receive shares of our common stock in the Distribution. In addition, no stockholder approval of the Distribution is required. We are not asking you for a vote and request that you do not send us a proxy card.

Q:	If I sell my shares of Graham common stock on or before the Distribution Date, will I still be entitled to receive shares of Cable ONE common stock in the Distribution?

A:	If you hold shares of Graham common stock on the Record Date and decide to sell them on or before the Distribution Date, you may choose to sell your Graham common stock with or without your entitlement to the Cable ONE common stock to be distributed in the Spin-Off. You should discuss these options with your bank, broker or other nominee. See “The Spin-Off—Trading Prior to the Distribution Date” for more information.

Q:	How will Graham distribute shares of our common stock?

A:	Registered stockholders: If you are a registered stockholder (meaning you own your shares of Graham common stock directly through Graham’s transfer agent, Computershare), our distribution agent will credit the whole shares of our common stock you receive in the Distribution to a new book-entry account with our transfer agent, Computershare, on or shortly after the Distribution Date. Our distribution agent will mail you a book-entry account statement that reflects the number of whole shares of our common stock you own. You will be able to access information regarding your book-entry account holding the Cable ONE shares at www.computershare.com/investor or by calling 800-446-2617.

“Street name” or beneficial stockholders: If you own your shares of Graham common stock beneficially through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the whole shares of our common stock you receive in the Distribution on or shortly after the Distribution Date. Please contact your bank, broker or other nominee for further information about your account.

We will not issue any physical stock certificates to any stockholders, even if requested. See “The Spin-Off—When and How You Will Receive Cable ONE Shares” for a more detailed explanation.

Q:	What are the U.S. Federal income tax consequences to me of the Distribution?

A:	For U.S. Federal income tax purposes, no gain or loss should be recognized by, or be includible in the income of, a U.S. Holder (as defined in “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off”) as a result of the Distribution. In addition, the aggregate tax basis of the Graham common stock and our common stock held by each U.S. Holder immediately after the Distribution will be the same as the aggregate tax basis of the Graham common stock held by the U.S. Holder immediately before the Distribution, allocated between the Graham common stock and our common stock in proportion to their relative fair market values on the date of the Distribution (subject to certain adjustments).

See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off” for more information regarding the potential tax consequences to you of the Spin-Off.

Q:	Does Cable ONE intend to pay cash dividends?

A:	We anticipate paying a dividend following the Spin-Off beginning in the final quarter of 2015. We currently expect that, initially, $1.50 of the existing $2.65 quarterly dividend per share paid by Graham to its stockholders would be attributable to us and paid by us. See “Dividend Policy” for more information.

Q:	Will Cable ONE incur any debt prior to or at the time of the Distribution?

A:	In connection with the Spin-Off, we expect to incur indebtedness in an aggregate principal amount of approximately $550 million, of which approximately $450 million will be distributed to Graham prior to the consummation of the Spin-Off. It is currently anticipated that this indebtedness will consist of senior notes or term loans, or a combination of the foregoing.

Q:	How will Cable ONE common stock trade?

A:	Currently, there is no public market for our common stock. We intend to list our common stock on the New York Stock Exchange under the symbol “CABO.”

We anticipate that trading in our common stock will begin on a “when-issued” basis as early as two trading days prior to the Record Date for the Distribution and will continue up to and including the Distribution Date. “When-issued” trading in the context of a spin-off refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. “When-issued” trades generally settle within four trading days after the Distribution Date. On the first trading day following the Distribution Date, any “when-issued” trading of our common stock will end and “regular-way” trading will begin. Regular-way trading refers to trading after the security has been distributed and typically involves a trade that settles on the third full trading day following the date of the trade. See “The Spin-Off—Trading Prior to the Distribution Date” for more information. We cannot predict the trading prices for our common stock before, on or after the Distribution Date.

Q:	Will the Spin-Off affect the trading price of my Graham Common Stock?

A:	We expect the trading price of shares of Graham Class B Common Stock immediately following the Distribution to be lower than immediately prior to the Distribution because the trading price will no longer reflect the value of the Cable Business. Although there is no active trading market for shares of Graham Class A Common Stock, because such shares are convertible into shares of Graham Class B Common Stock at the option of the holders on a one-for-one basis, we expect that the value of the Graham Class A Common Stock will be similarly lower. Furthermore, until the market has fully analyzed the value of Graham without the Cable Business, the trading price of shares of Graham Class B Common Stock may fluctuate. There can be no assurance that, following the Distribution, the combined trading prices of the Graham Class B Common Stock and the Cable ONE common stock will equal or exceed what the trading price of Graham Class B Common Stock would have been in the absence of the Spin-Off.

It is possible that after the Spin-Off, the combined equity value of Graham and Cable ONE will be less than Graham’s equity value before the Spin-Off.

Q:	Do I have appraisal rights in connection with the Spin-Off?

A:	No. Holders of Graham common stock are not entitled to appraisal rights in connection with the Spin-Off.

Q:	Who is the transfer agent and registrar for Cable ONE common stock?

A:	Computershare Trust Company, N.A.

Q:	Are there risks associated with owning shares of Cable ONE common stock?

A:	Yes. Our business faces both general and specific risks and uncertainties. Our business also faces risks relating to the Spin-Off. Following the Spin-Off, we will also face risks associated with being an independent, publicly traded company. Accordingly, you should read carefully the information set forth in the section entitled “Risk Factors” in this Information Statement.

Q:	Where can I get more information?

A:	If you have any questions relating to the mechanics of the Distribution, you should contact the distribution agent at:

Computershare Trust Company, N.A.

250 Royall Street

Canton, MA 02021

Phone: 800-446-2617 or 781-575-2723

Before the Spin-Off, if you have any questions relating to the Spin-Off, you should contact Graham at:

Graham Investor Relations

Graham Holdings Company

1300 North 17th Street

Suite 1700

Arlington, VA 22209

investor_relations@ghco.com

After the Spin-Off, if you have any questions relating to Cable ONE, you should contact us at:

Cable ONE Investor Relations

Cable One, Inc.

210 E. Earll Drive

Phoenix, AZ 85012

investor_relations@cableone.biz

Summary of the Spin-Off

Distributing Company	Graham Holdings Company, a Delaware corporation that holds all of our common stock issued and outstanding prior to the Distribution. After the Distribution, Graham will not own any shares of our common stock.

Distributed Company	Cable One, Inc., a Delaware corporation and a wholly owned subsidiary of Graham. At the time of the Distribution, we will hold, directly or through our subsidiaries, the assets and liabilities of the Cable Business. After the Spin-Off, we will be an independent, publicly traded company.

Distributed Securities	All of the shares of our common stock owned by Graham, which will be 100% of our common stock issued and outstanding immediately prior to the Distribution (subject to forfeiture related to the restricted shares). Based on the approximately 0.96 million shares of Graham Class A Common Stock and 4.87 million shares of Graham Class B Common Stock outstanding on March 31, 2015, and applying the distribution ratio of one share of Cable ONE common stock for every one share of Graham common stock, approximately 5.83 million shares of Cable ONE common stock will be distributed.

Record Date	The Record Date is the close of business on June 15, 2015.

Distribution Date	The Distribution Date is July 1, 2015.

Distribution Ratio	Each holder of Graham common stock will receive one share of our common stock for every one share of Graham Class A Common Stock or Graham Class B Common Stock it holds, in the aggregate, on the Record Date. Please note that if you sell your shares of Graham Class B Common Stock on or before the Distribution Date (including those you own as a result of your converting shares of Graham Class A Common Stock), the buyer of those shares may in some circumstances be entitled to receive the shares of our common stock to be distributed in respect of the Graham shares that you sold. See “The Spin-Off—Trading Prior to the Distribution Date” for more detail.

The Distribution	On the Distribution Date, Graham will release the shares of our common stock to the distribution agent to distribute to Graham stockholders. Graham will distribute our shares in book-entry form and thus we will not issue any physical stock certificates. We expect that it will take the distribution agent up to two weeks to electronically issue shares of our common stock to you or your bank or brokerage firm on your behalf by way of direct registration in book-entry form. You will not be required to make any payment, surrender or exchange your shares of Graham common stock or take any other action to receive your shares of our common stock.

Conditions to the Spin-Off	Completion of the Spin-Off is subject to the satisfaction, or the Graham Board’s waiver, of the following conditions:

•    the Graham Board shall have authorized and approved the Internal Transactions and Distribution and not withdrawn such authorization and approval, and shall have declared the dividend of Cable ONE common stock to Graham stockholders;

•    the ancillary agreements contemplated by the Separation and Distribution Agreement shall have been executed by each party to those agreements;

•    the Securities and Exchange Commission shall have declared effective our Registration Statement on Form 10, of which this Information Statement is a part, under the Exchange Act, and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;

•    our common stock shall have been accepted for listing on the New York Stock Exchange or another national securities exchange approved by Graham, subject to official notice of issuance;

•    Graham shall have received the written opinion of Cravath, Swaine & Moore LLP, which shall remain in full force and effect, that, subject to the accuracy of and compliance with certain representations, warranties and covenants, the Distribution should qualify for non-recognition of gain and loss under Section 355 of the Internal Revenue Code of 1986, as amended, or the “Code”;

•    the Internal Transactions (as described in “Certain Relationships and Related Party Transactions—Agreements with Graham—Separation and Distribution Agreement”) shall have been completed;

•    no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution shall be in effect, and no other event outside the control of Graham shall have occurred or failed to occur that prevents the consummation of the Distribution;

•    no other events or developments shall have occurred prior to the Distribution Date that, in the judgment of the Graham Board, would result in the Distribution having a material adverse effect on Graham or its stockholders;

•    prior to the Distribution Date, this Information Statement shall have been mailed to the holders of Graham common stock as of the Record Date;

•    Graham shall have duly elected the individuals to be listed as members of our post-Distribution board of directors, or our “Board”, in this Information Statement, and such individuals shall be the members of our Board immediately after the Distribution; provided that our current directors shall appoint one independent director prior to the date on which “when-issued” trading of our common stock commences on the New York Stock Exchange and such director shall serve on our Audit Committee, Compensation Committee and Nominating and Governance Committee;

•    prior to the Distribution Date, Graham shall have delivered to us resignations, effective as of immediately after the Distribution, of each individual who will be an employee of Graham or any of its subsidiaries after the Distribution and who is an officer or director of us or any of our subsidiaries immediately prior to the Distribution;

•    immediately prior to the Distribution Date, our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws, each in substantially the form filed as an exhibit to the Registration Statement on Form 10 of which this Information Statement is a part, shall be in effect; and

•    Graham shall have received a certificate signed by our Chief Executive Officer, dated as of the Distribution Date, certifying that prior to the Distribution we have made capital and other expenditures, and have operated our cash management, accounts payable and receivables collection systems in the ordinary course consistent with prior practice.

The fulfillment of the foregoing conditions will not create any obligation on the part of Graham to complete the Spin-Off. Graham has the right not to complete the Spin-Off if, at any time, the Graham Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Graham or its stockholders or is otherwise not advisable. We are not aware of any material U.S. Federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the approval for listing of our common stock, the SEC’s declaration of the effectiveness of the Registration Statement, the Federal Communications Commission’s, or the “FCC’s”, consent to the transfer of control of the FCC licenses and the consent of certain LFAs under certain of our cable franchise agreements, in connection with the Distribution.

Trading Market and Symbol	We intend to file an application to list our common stock on the New York Stock Exchange under the symbol “CABO.” We anticipate that, as early as two trading days prior to the Record Date, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and including the Distribution Date, and we expect that “regular-way” trading of our common stock will begin the first trading day after the Distribution Date.

We also anticipate that, as early as two trading days prior to the Record Date, there will be two markets in Graham Class B Common Stock: (1) a “regular-way” market on which shares of Graham Class B Common Stock will trade with an entitlement for the purchaser of Graham Class B Common Stock to receive shares of our common stock to be distributed in the Distribution, and (2) an “ex-distribution” market on which shares of Graham Class B Common Stock will trade without an entitlement for the purchaser of Graham Class B Common Stock to receive shares of our common stock. See “The Spin-Off—Trading Prior to the Distribution Date.”

Tax Consequences to Graham Stockholders	For U.S. Federal income tax purposes, no gain or loss should be recognized by, or be includible in the income of, a U.S. Holder (as defined in “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off”) as a result of the Distribution. In addition, the aggregate tax basis of the Graham common stock and our common stock held by each U.S. Holder immediately after the Distribution will be the same as the aggregate tax basis of the Graham common stock held by the U.S. Holder immediately before the Distribution, allocated between the Graham common stock and our common stock in proportion to their relative fair market values on the date of the Distribution (subject to certain adjustments). See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

We urge you to consult your tax advisor as to the specific tax consequences of the Distribution to you, including the effect of any U.S. Federal, state, local or foreign tax laws and of changes in applicable tax laws.

Relationship with Graham after the Spin-Off	We intend to enter into several agreements with Graham related to the Spin-Off, which will govern the relationship between Graham and us up to and after completion of the Spin-Off and allocate between Graham and us various assets, liabilities, rights and obligations. These agreements include:

•    a Separation and Distribution Agreement that will set forth Graham’s and our agreements regarding the principal actions that both parties will take in connection with the Spin-Off and aspects of our relationship following the Spin-Off;

•    a Transition Services Agreement pursuant to which Graham and Cable ONE will provide each other specified services on a transitional basis to help ensure an orderly transition following the Spin-Off;

•    a Tax Matters Agreement that will govern the respective rights, responsibilities and obligations of Graham and us after the Spin-Off with respect to all tax matters and will include restrictions to preserve the tax-free status of the Distribution; and

•    an Employee Matters Agreement that will address employment, compensation and benefits matters, including the allocation and treatment of assets and liabilities relating to employees and compensation and benefits plans and programs in which our employees participated.

We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions,” and describe some of the risks of these arrangements under “Risk Factors—Risks Relating to the Spin-Off.”

In addition, Thomas S. Gayner and Katharine Weymouth, who will be members of our Board, also serve on the Graham Board.

Dividend Policy	We anticipate paying a dividend following the Spin-Off beginning in the final quarter of 2015. We currently expect that, initially, $1.50 of the existing $2.65 quarterly dividend per share paid by Graham to its stockholders would be attributable to us and paid by us. See “Dividend Policy.”

Transfer Agent	Computershare Trust Company, N.A.

Risk Factors	Our business faces both general and specific risks and uncertainties. Our business also faces risks relating to the Spin-Off. Following the Spin-Off, we will also face risks associated with being an independent, publicly traded company. Accordingly, you should read carefully the information set forth under “Risk Factors.”

Summary Historical Financial Data

The following tables present certain summary historical financial information. The summary historical financial data as of December 31, 2014 and December 31, 2013, and for each of the fiscal years in the three-year period ended December 31, 2014, are derived from our historical audited financial statements included elsewhere in this Information Statement. The summary financial data as of March 31, 2015 and for the three months ended March 31, 2015 and March 31, 2014 are derived from our unaudited condensed financial statements included elsewhere in this Information Statement. The unaudited condensed financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments, consisting of only ordinary recurring adjustments, necessary for a fair presentation of the information set forth in this Information Statement.

The summary historical financial data presented below should be read in conjunction with our financial statements and the accompanying notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this Information Statement. For each of the periods presented, Cable ONE was a separate wholly owned subsidiary of Graham. The financial information included herein may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been an independent, publicly traded company during the periods presented. In addition, our historical financial information does not reflect changes that we expect to experience in the future as a result of our separation from Graham, including changes in the financing, operations, cost structure and personnel needs of our business. Further, the historical financial information includes allocations of certain Graham corporate expenses. We believe the assumptions and methodologies underlying the allocation of these expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that we would have incurred if we had operated as an independent, publicly traded company or of the costs expected to be incurred in the future.

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014	2013	2012
(in thousands)
Summary Income Statement Information:
Revenues	$202,909	$208,546	$814,812	$825,707	$804,992
Income from operations	35,933	39,367	163,813	164,446	150,587
Net income	22,109	24,345	147,309	104,511	93,911
Operating cash flow (1)	72,312	73,146	297,980	290,155	277,345
Free cash flow (2)	34,895	26,180	120,580	148,206	120,740

	As of March 31,	As of December 31,
	2015	2014	2013
(in thousands)
Summary Balance Sheet Information:
Cash	$9,064	$6,410	$6,238
Total assets	1,257,516	1,262,040	1,248,344
Total liabilities	393,466	408,752	413,085
Total parent company equity	864,050	853,288	835,259

(1)	Operating cash flow is a non-GAAP financial measure and means income from operations plus depreciation and amortization. We focus on operating cash flow because it allows us to assess operational performance on a basis unaffected by our capital investment activities.
(2)	Free cash flow is a non-GAAP financial measure and means income from operations plus depreciation and amortization minus capital expenditures. We focus on free cash flow because we believe it is the measure that best reflects the actual operating and capital costs we incur in conducting our business in any given period, including those associated with maintaining and upgrading our systems. We believe it is important to take into account such costs when assessing our performance over a specified period of time

The following table presents a reconciliation of operating cash flow and free cash flow to income from operations, which is, in each case, the most directly comparable GAAP measure:

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014	2013	2012
(in thousands)
Income from operations	$35,933	$39,367	$163,813	$164,446	$150,587
Depreciation and amortization	36,379	33,779	134,167	125,709	126,758

Operating cash flow	72,312	73,146	297,980	290,155	277,345
(Capital expenditures)	37,417	46,966	177,400	141,949	156,605

Free cash flow	$34,895	$26,180	$120,580	$148,206	$120,740

We believe that the presentation of these non-GAAP financial measures, when considered together with our GAAP financial measures and the reconciliations to the corresponding GAAP financial measures set forth above, provides a more complete understanding of the factors and trends affecting our business than could be obtained absent these disclosures. Because non-GAAP financial measures may vary among companies, the non-GAAP financial measures presented in this Information Statement may not be comparable to similarly titled measures used by other companies. Our use of non-GAAP financial measures is not meant to be considered in isolation or as a substitute for any GAAP financial measure. A limitation of the non-GAAP financial measures is that they exclude items detailed above which have an impact on our GAAP reported results. The best way this limitation can be addressed is by evaluating our non-GAAP financial measures in combination with our GAAP reported results.

RISK FACTORS

You should carefully consider all of the information in this Information Statement and each of the risks described below, which we believe are the principal risks that we face. Some of the risks relate to our business, others to the Spin-Off. Some risks relate principally to the securities markets and ownership of our common stock.

Any of the following risks could materially and adversely affect our business, financial condition and results of operations and the actual outcome of matters as to which forward-looking statements are made in this Information Statement.

Risks Relating to Our Business

We face significant competition from other cable companies and telephone companies, as well as other well-capitalized entrants in the video and data services industry, which could reduce our market share and lower our profits.

We operate in highly competitive, subscriber-driven and rapidly changing environments and compete with a growing number of companies that provide a broad range of communications products, services and content to subscribers. Our competitors have historically included, and we expect will continue to include, over-the-air reception providers; direct broadcast satellite, or “DBS”, providers; telephone companies that offer data and video services through digital subscriber line technology, or “DSL”, or fiber-to-the-node networks; and other cable companies that have obtained a franchise to operate in a geographic market in which we are already operating.

Currently, substantially all of our cable systems are in markets in which CenturyLink or AT&T is the established local telephone company and our primary competitor. The remainder of our cable systems are in markets where we compete with various other companies. Our cable systems generally operate pursuant to franchises, permits and similar authorizations issued by state or local governmental franchising authorities, or “LFAs”, and these franchises are typically non-exclusive. Accordingly, LFAs can grant additional franchises to our competitors and create competition in our markets where none existed previously, resulting in overbuilds. In some cases, the FCC has adopted rules that streamline entry for new competitors (particularly those affiliated with telephone companies) and reduce franchising burdens for these new entrants. Although as a general matter Internet service providers have upgraded their data networks to enable faster upload and download speeds for their customers in metropolitan markets before upgrading their data networks in our markets, CenturyLink, AT&T (through its U-verse brand) and other companies have overbuilt approximately 25% of our markets with fiber-to-the-node or other high-speed networks, such that they are able to offer voice, video and data services with increasing access speeds, albeit generally not comparable in speed to those that we currently offer. We believe that, on average, this rate of overbuild is higher than the rate of overbuild faced by cable companies in other markets. Further overbuilding could cause more of our customers to purchase data and video services from our competitors instead of from us. In our other markets, some of our telephone company competitors have entered into strategic partnerships with DBS operators that permit these telephone companies to package the video services of DBS operators with their own DSL service. We also face increasing competition for residential voice services from wireless telephone companies, as some of our customers are replacing our landline telephone service completely with wireless voice service.

In addition, new entrants with significant financial resources may compete on a larger scale with our video and data services. Through Google Fiber, Google has launched data and video services in several areas of the country, and has announced plans to increase the number of cities in which it provides these services. Google’s infrastructure consists of fiber optic technology, which is technologically superior to the DSL technology of a number of our competitors. Given its financial resources, Google may further expand into regions in which we compete, as well as prompt our competitors to continue to upgrade their own networks in order to be able to offer increased download and upload speeds necessary to remain competitive. Google’s size and financial resources may enable it to continue to upgrade its infrastructure. If Google expands its offerings into our markets, it may be able to offer our current customers attractive pricing and state-of-the-art technology, increasing competition in our markets.

In addition, a number of municipalities have announced plans to construct their own data networks with access speeds that match or exceed those of our own through the use of fiber optic technology. While historically municipalities in many of the markets we serve have been subject to state laws that restrain municipalities from providing broadband coverage through government-owned networks, the FCC announced on February 26, 2015, that it was relying on federal law to preempt laws in Tennessee and North Carolina that restrict municipal systems. The FCC may use this precedent to preempt similar state laws. In addition, in some cases, local government entities and municipal utilities may legally compete with us without obtaining a franchise from an LFA, reducing their barriers to entry into our markets. The FCC preemption ruling and the entrance of municipalities as competitors in our markets would add to the competition we face and could lead to additional customer attrition.

Our video business also faces substantial and increasing competition from other forms of in-home entertainment and recreational activities, including video games, mobile apps and Internet and other media companies. Internet and other media companies, including Google, Amazon, Apple, Sling TV and Netflix, increasingly offer video programming via over-the-top streaming on the Internet. Because of the significant size and financial resources of such companies, we anticipate that they will continue to invest resources in increasing the availability of video content on the Internet, which may result in less demand for the video services we provide. In addition, companies that offer over-the-top content in certain markets also provide data services, such as Google, and they may seek to increase sales of their streaming content by lowering the cost of data services for their customers, which would further increase price competition for the data services we offer. In addition to creating competition for our video services business, over-the-top content also significantly increases the volume of traffic on our data networks, which can lead to decreases in access speeds for all users if data networks are not upgraded so that their broadband capacity can keep pace with increased traffic. Any of these events could have a material negative impact on our operations, business, financial results and financial condition.

Our business is characterized by rapid technological change, and if we do not adapt to technological changes and respond appropriately to changes in consumer demand, our competitive position may be harmed.

Our success is, to a large extent, dependent on our ability to acquire, develop, adopt, upgrade and exploit new and existing technologies to address consumers’ changing demands and distinguish our services from those of our competitors. We may not be able to accurately predict technological trends or the success of new products and services. If we choose technologies or equipment that are less effective, cost-efficient or attractive to our customers than those chosen by our competitors, or if we offer services that fail to appeal to consumers, are not available at competitive prices or that do not function as expected, our competitive position could deteriorate, and our business and financial results could suffer.

The ability of some of our competitors to introduce new technologies, products and services more quickly than we can may adversely affect our competitive position. Furthermore, advances in technology, decreases in the cost of existing technologies or changes in competitors’ product and service offerings may require us in the future to make additional research and development expenditures or to offer at no additional charge or at a lower price certain products and services that we currently offer to customers separately or at a premium.

In addition, we seek to leverage overall industry experience before rolling out new technology in order to avoid investing in technology that has not been proven successful in other markets. We implement this approach to avoid costly mistakes made by early adopters of new technology that does not provide expected returns, and it exposes us to the risk that one of our competitors will adopt successful new technology before us, and leverage this new technology to attract our customers, increasing the level of customer attrition we experience and adversely affecting our business.

Business sales increasingly contribute to our results of operations and we face risks as we attempt to further focus on sales to our business customers.

Growth in revenue from sales to our business customers has exceeded 20% on an annualized basis since we started focusing on business sales in 2011, and we may encounter challenges as we continue our initiative to expand sales of voice, video and data services to our business customers. To accommodate this expansion, we expect to commit a greater proportion of our expenditures on technology, equipment and personnel focused on our business customers. If we are unable to sufficiently maintain the necessary infrastructure and internal support functions necessary to service these customers, potential future growth of our business sales would be limited. In many cases, business customers have service level agreements that require us to provide higher standards of service and reliability. If we are unable to meet these service level requirements, or more broadly, the expectations of our business customers, we would no longer expect business sales to increase and our results of operations may be materially negatively affected.

The increase in programming costs and retransmission fees may continue in the future, resulting in lower margins than we anticipate.

Over the past few years, the sales margins on our residential video services, which accounted for 44.3% of our overall revenues in 2014, have decreased as a result of increased programming costs and retransmission fees and customer cord-cutting. Programming costs and retransmission fees paid to major programmers may continue to increase as programmers are expected to ask for higher fees. Moreover, programming cost increases have caused us, and may in the future cause us, to cease carrying channels offered by certain programmers, which may result in attrition of video subscribers. These customer losses and increased costs could result in further decreases in our residential video margins and adversely impact our business.

We may not be able to obtain necessary hardware, software and operational support.

We depend on a limited number of third-party suppliers and licensors to supply some of the hardware and software necessary to provide some of our services, including our access to the network backbone and the set-top boxes and modems that we lease to our customers. Some of these vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If any of these parties breaches or terminates its agreement with us or otherwise fails to perform its obligations in a timely manner, demand exceeds these vendors’ capacity, they experience operating or financial difficulties, they significantly increase the amount we pay for necessary products or services or they cease production of any necessary product due to lack of demand, profitability, a change in their ownership or otherwise, our ability to provide some services may be materially adversely affected. Any of these events could adversely affect our ability to retain and attract subscribers and have a material negative impact on our operations, business, financial results and financial condition.

We may make acquisitions, which could involve inherent risks and uncertainties.

We may make acquisitions, which could involve inherent risks and uncertainties, including:

•	the difficulty in integrating newly acquired businesses and operations in an efficient and effective manner;

•	the challenge in achieving strategic objectives, cost savings and other anticipated benefits;

•	the potential loss of key employees of the acquired businesses;

•	the potential diversion of senior management’s attention from our operations;

•	the risks associated with integrating financial reporting and internal control systems;

•	the difficulty in expanding information technology systems and other business processes to incorporate the acquired businesses;

•	potential future impairments of goodwill associated with the acquired businesses; and

•	in some cases, the potential for increased regulation.

If an acquired business fails to operate as anticipated, cannot be successfully integrated with our existing business, or one or more of the other risks and uncertainties identified above occur in connection with our acquisitions, our operations, business, results of operations and financial condition could be materially negatively affected.

Adverse conditions in the United States economy could impact our results of operations.

Unfavorable general economic conditions, such as a recession or economic slowdown in the United States, could negatively affect the affordability of and demand for some of our products and services. In difficult economic conditions, consumers may seek to reduce discretionary spending by forgoing purchases of our products, electing to use fewer higher margin services or obtaining lower cost products and services offered by other companies. Similarly, under these conditions the business customers that we serve in the United States may delay purchasing decisions, delay full implementation of service offerings or reduce their use of services. In addition, adverse economic conditions may lead to an increased number of our residential and business customers that are unable to pay for services. Such conditions could also inhibit or prevent our third-party suppliers and licensors from supplying some of the hardware and software necessary to provide some of our services. If any of these events were to occur, it could have a material negative effect on our operations, business, financial condition and results of operations.

We rely on network and information systems and other technology, and a disruption or failure of such networks, systems or technology as a result of computer viruses, “cyber attacks,” misappropriation of data or other malfeasance, as well as outages, natural disasters (including extreme weather), terrorist attacks, accidental releases of information or similar events, may disrupt our business.

Network and information systems and other technologies are critical to our operating activities, both to internal uses and in supplying voice, data and video services to customers. Network or information system shutdowns or other service disruptions caused by events such as computer hacking, dissemination of computer viruses, worms and other destructive or disruptive software, “cyber attacks,” process breakdowns, denial of service attacks and other malicious activity pose increasing risks. Both unsuccessful and successful “cyber attacks” on companies have continued to increase in frequency, scope and potential harm in recent years and, because the techniques used in such attacks have become more sophisticated and change frequently, we may be unable to anticipate these techniques or implement adequate preventative measures. From time to time third parties make malicious attempts to access our network. Any successful attempts could result in an unauthorized release of information, degradation to our network and information systems or disruption to our voice, data and video services, all of which could adversely affect our results of operations.

Our network and information systems are also vulnerable to damage or interruption from power outages, natural disasters (including extreme weather arising from short-term weather patterns or any long-term changes), terrorist attacks and similar events. For example, the damage to our network infrastructure caused by Hurricane Katrina and the Joplin tornado created a significant disruption in our ability to provide services in affected areas. Any of these events could have an adverse impact on us and our customers in the future, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment, data and reputation. Such an event also could result in large expenditures necessary to repair or replace such networks or information systems or to protect them from similar events in the future. Further, the impacts associated with extreme weather or any long-term changes, such as intensified storm activity, may cause increased business interruptions.

Furthermore, our operating activities could be subject to risks caused by misappropriation, misuse, leakage, falsification or accidental release or loss of information maintained in our information technology systems and networks and those of third-party vendors, including customer, personnel and vendor data. We provide certain confidential, proprietary and personal information to third parties in connection with our business, and there is a risk that this information may be compromised. Any such compromise could require us to implement costly remediation measures.

Various U.S. Federal, state and international laws and regulations govern the collection, use, retention, sharing and security of consumer data. This area of the law is evolving, and interpretations of applicable laws and regulations differ. Legislative activity in the privacy area may result in new laws that are relevant to our operations, for example, use of consumer data for marketing or advertising. Claims of failure to comply with our privacy policies or applicable laws or regulations could form the basis of governmental or private-party actions against us. Such claims and actions may cause damage to our reputation and could have an adverse effect on our business.

Intellectual property and proprietary rights of others could prevent us from using necessary technology to provide our services or subject us to expensive intellectual property litigation.

We periodically receive claims from third parties alleging that our network and IT infrastructure infringes the intellectual property rights of others. We are generally named as joint defendants in these suits together with other providers of video, voice and data services. Typically these claims allege that aspects of our cable system architecture, electronic program guides, cable modem technology and VoIP services infringe on process patents held by third parties. It is likely that we will continue to be subject to similar claims as they relate to our cable business. Addressing these claims is a time-consuming and expensive endeavor, regardless of the merits of the claims. In order to resolve such a claim, we could determine the need to change our method of doing business, enter into a licensing agreement or incur substantial monetary liability. It is also possible that our business could be enjoined from using the intellectual property at issue, causing us to significantly alter our operations. If any such claims are successful, then the outcome would likely affect our services utilizing the intellectual property at issue and could have a material adverse effect on our operating results.

If we are unable to retain key employees, our ability to manage our business could be adversely affected.

Our operational results have depended, and our future results will depend, upon the retention and continued performance of our management team. The competitive environment for management talent in the broadband communications industry could adversely impact our ability to retain and hire new key employees for management positions. The loss of the services of key members of management and the inability or delay in hiring new key employees could adversely affect our ability to manage our business and our future operational and financial results.

Risks Relating to Regulation and Legislation

The profitability of our data services offerings may be impacted by legislative or regulatory efforts to impose so-called “net-neutrality” and other new requirements on cable operators.

The majority of our current free cash flow comes from residential data services and we expect a majority of our residential customers will be data-only in a few years. We have aligned our resources to emphasize increased sales of data services, as well as sales to business customers. In order to continue to generate free cash flow at our desired level from data services, we need the continued flexibility to develop and refine business models that respond to changing consumer uses and demands and to manage data usage efficiently, including by charging our data subscribers higher rates based on the overall bandwidth capacity available to, or used by, them, referred to as “usage-based billing”. Our ability to implement usage-based billing or other network management initiatives in the future may be restricted by legislative or regulatory efforts to impose so-called “net-neutrality” requirements on cable operators. In January 2014, the U.S. Court of Appeals for the D.C. Circuit ruled that the FCC had the fundamental authority to regulate broadband data access services as a general matter. In May 2014, the FCC issued a notice of proposed rulemaking to evaluate what regulations, if any, it should impose on data service providers to make sure they adopt appropriate net neutrality practices. On February 4, 2015, FCC Chairman Tom Wheeler announced his proposal that the FCC use its Title II authority to implement and enforce net-neutrality requirements on broadband providers by banning paid prioritization and the blocking and throttling of lawful content and services. As a result of this initiative, the FCC may adopt net neutrality regulations or take other actions that restrict our ability to manage bandwidth usage efficiently among our subscribers.

On February 26, 2015 the FCC elected, by a 3-2 vote, to reclassify broadband data service as a “telecommunications service,” authorizing the FCC to subject broadband data service to traditional common carriage regulation under Title II of the U.S. Federal Communications Act of 1934, as amended, or the “Communications Act”. Under a Title II framework, the FCC may regulate the rates we charge our customers for broadband data services, as well as the rates companies providing backbone connection arrangements charge us. To the extent the FCC limits our ability to price our data services, we may not be able to generate the margins on our data services that we anticipated in shifting our focus from video to data services, and our business could be materially negatively impacted. In addition, it is possible that the FCC may determine that utility companies may charge cable companies, including us, rates commensurate with the higher rates charged to telephone companies for attaching cables carrying video and other services to telephone and similar poles and underground conduits owned by these utility companies. The FCC may also rule that cable companies must contribute a portion of their revenues from data services to the U.S. Federal Universal Service Fund, or the “USF”. Current rules only require that a portion of revenues from VoIP services be contributed to the USF. The changes brought about by how USF monies are distributed may provide funding and subsidies to those who either compete with us or seek to compete with us and therefore put us at a competitive disadvantage. Moreover, if the FCC imposes USF fees on broadband services, bundled services or VoIP services, it would increase the cost of our services and harm our ability to compete. Although the vote to reclassify broadband data service as a telecommunications service occurred on February 26, 2015, we are unable to predict which of the foregoing or other regulations the FCC will adopt or forbear from adopting in connection with its reclassification or other decision.

Given that the scope of the regulation of broadband activities under Title II is not fully defined and given that the rules create procedural mechanisms for parties to complain of violations, it is reasonable to expect litigation to resolve ambiguities, which could lead to yet further regulation. The regulation of broadband activities and any related court decisions could restrict our ability to profit from our existing broadband network and limit the return we can expect to achieve on past and future investments in our broadband networks. We cannot predict what, if any, proposals might be adopted or what effect they might have on our business.

Our video and voice services are subject to additional regulation by U.S. Federal, state and local authorities, which may impose additional costs and restrictions on our businesses.

Our video services business operates in a highly regulated environment. Our cable systems generally operate pursuant to franchises, permits and similar authorizations issued by LFAs controlling the public rights-of-way, which typically are non-exclusive and limited in time, contain various conditions and limitations and provide for the payment of fees to the local authority, determined generally as a percentage of revenues. Failure to comply with all of the terms and conditions of a franchise may give rise to rights of termination by the franchising authority.

We have the ability, pursuant to the U.S. Federal Copyright Act of 1976, as amended, under certain terms and conditions, to retransmit the signals of television stations pursuant to a compulsory copyright license. From time to time, revisions to the cable compulsory copyright rules are considered. It is possible that changes in the rules or copyright compulsory license fee computations or compliance procedures could have an adverse effect on our business by increasing copyright compulsory license fee costs or by causing us to reduce or discontinue carriage of certain broadcast signals that we currently carry on a discretionary basis.

In addition, Congress, the FCC and other government agencies have implemented regulations that affect the types of set-top boxes that we can lease or deploy to our subscribers, and we expect these regulations to change in the future. Most recently, in January 2013, the Department of Energy tentatively designated set-top boxes and network equipment as covered consumer products and proposed to adopt a new test procedure for set-top boxes as part of its Energy Conservation Program for Consumer Products and Certain Commercial and Industry Equipment. Imposing energy conservation regulations on the hardware products we provide to our customers could impede innovation and require mandatory upgrades in our set-top boxes and be costly to us. We cannot predict when, whether or to what extent any of these proposals will be resolved or how they will affect our operations.

Our voice services business is also subject to a growing degree of regulation. Complying with these regulations may increase the costs we incur and decrease the revenues we derive from our voice business. While the compliance costs associated with the current regulatory structure applicable to our voice services business are manageable, changes in this regulatory structure are unpredictable and have the potential to further negatively impact our voice services business by increasing compliance costs and/or taxes.

Our cable system franchises are subject to non-renewal or termination. The failure to renew a franchise in one or more markets could adversely affect our business.

Many of the LFAs from whom we have obtained franchises, permits and similar authorizations required to operate our video services business have established comprehensive facilities and service requirements, as well as specific customer service standards and monetary penalties for non-compliance. In many cases, our franchises are terminable if we fail to comply with significant provisions set forth in the applicable franchise agreement governing our video operations. Franchises are generally granted for fixed terms and must be periodically renewed. LFAs may resist granting a renewal if either past performance or the prospective operating proposal is considered inadequate. LFAs often demand concessions or other commitments as a condition to renewal. The traditional cable franchising regime has recently undergone significant change as a result of various federal and state actions. Some state franchising laws do not allow us to immediately opt into favorable statewide franchising. In many cases, state franchising laws will result in fewer franchise imposed requirements for our competitors who are new entrants than for us, until we are able to opt into the applicable state franchise. We cannot assure that we will be able to comply with all significant provisions of our franchise agreements and certain of our franchisers have from time to time alleged that we have not complied with these agreements. Additionally, although historically we have renewed our franchises without incurring significant costs, we cannot assure that we will be able to renew, or to renew as favorably, our franchises in the future. A termination of or a sustained failure to renew a franchise in one or more markets could materially negatively affect our business in the affected geographic area.

In addition, certain of our franchise agreements require that the applicable LFA approve a transfer of control of Cable ONE, which the Spin-Off qualifies as under some of these franchise agreements. Although FCC rules provide that a transfer application shall be deemed granted if it is not acted upon within a 120 days after submission, as a practical matter cable operators often waive the deadline if the LFA has not completed its review to facilitate discussions and thereby avoid an LFA denying the transfer of control. Failure to obtain such consents on commercially reasonable and satisfactory terms may impair our entitlement to the benefit of these franchise agreements in the future and could materially negatively affect our business.

We may encounter increased pole attachment costs.

Under U.S. Federal law, we have the right to attach cables carrying video and other services to telephone and similar poles and underground conduits owned by utility companies. In addition, U.S. Federal law requires most telephone and power utilities to charge reasonable rates to cable operators for utilizing space on utility poles or in underground conduits in order to transmit video services to customers. However, because these cables may carry services other than video services, such as voice services, some utility pole owners have sought to impose on cable companies a telecommunications rate for utilizing pole space for voice services, which is higher than the statutory rate charged to cable operators for video services. In May 2010 and again in April 2011, the FCC adopted new requirements relating to pole access and construction practices that were expected to improve the ability of cable operators to attach to utility poles on a timely basis and to lower the pole attachment rate for voice services. In October 2013, the U.S. Supreme Court declined to review a lower court’s decision to uphold the FCC’s pole attachment regulations. However, utility companies are able to rebut certain presumptions in the new pricing formula, resulting in voice service prices that are higher than the video service prices. Moreover, the appropriate method for calculating pole attachment rates for cable operators that provide VoIP services remains unclear. We cannot predict the extent to which regulatory changes may affect our ability over time to secure timely access to poles at reasonable rates for our voice and video services. As a general matter, changes to our pole attachment rate structure could significantly increase our annual pole attachment costs and materially negatively impact our operations, business, financial condition and results of operations.

LFAs have the ability to impose additional regulatory constraints on our business, which could further increase our expenses.

In addition to the franchise agreement, LFAs in some jurisdictions have adopted cable regulatory ordinances that further regulate the operation of cable systems. This additional regulation increases the cost of operating our business. LFAs may impose new and more restrictive requirements. LFAs who are certified to regulate rates in the communities where they operate generally have the power to reduce rates and order refunds on the rates charged for basic video service and equipment.

Changes in broadcast carriage regulations could impose significant additional costs.

Although we would likely choose to carry all primary video feeds of local broadcast stations in the markets in which we operate voluntarily, so-called “must carry” rules could, in the future, require us to carry some local broadcast television signals on some of our cable systems that we might not otherwise carry. If the FCC seeks to revise or expand the “must carry” rules, such as to require carriage of multicast streams, we would be forced to carry video programming that we would not otherwise carry and potentially drop other, more popular programming in order to free capacity for the required programming, which could make us less competitive. Moreover, if the FCC adopts rules that are not competitively neutral, cable operators could be placed at a disadvantage versus other video providers. Any of these events could adversely affect our business.

Risks Relating to the Spin-Off

The Spin-Off could result in significant tax liability to Graham and its stockholders.

Completion of the Spin-Off is conditioned on Graham’s receipt of a written opinion of Cravath, Swaine & Moore LLP to the effect that the Distribution should qualify for non-recognition of gain and loss under Section 355 of the Code. Graham can waive receipt of the tax opinion as a condition to the completion of the Spin-Off.

The opinion of counsel does not address any state or local or foreign tax consequences of the Spin-Off. The opinion assumes that the Spin-Off will be completed according to the terms of the Separation and Distribution Agreement and the Tax Matters Agreement and relies on the facts as stated in the Separation and Distribution Agreement, the Tax Matters Agreement, the other ancillary agreements, this Information Statement and a number of other documents. In addition, the opinion is based on certain representations as to factual matters from Graham, us and Donald E. Graham. The opinion cannot be relied on if any of the assumptions, representations or covenants are incorrect, incomplete or inaccurate or are violated in any material respect.

The opinion of counsel is not binding on the Internal Revenue Service or the courts, and there can be no assurance that the IRS or a court will not take a contrary position. Graham has not requested, and does not intend to request, a ruling from the IRS regarding the U.S. Federal income tax consequences of the Spin-Off.

If the Distribution were determined not to qualify for non-recognition of gain and loss, U.S. Holders could be subject to tax. In this case, each U.S. Holder who receives our common stock in the Distribution would generally be treated as receiving a distribution in an amount equal to the fair market value of our common stock received, which would generally result in (1) a taxable dividend to the U.S. Holder to the extent of that U.S. Holder’s pro rata share of Graham’s current and accumulated earnings and profits; (2) a reduction in the U.S. Holder’s basis (but not below zero) in Graham common stock to the extent the amount received exceeds the stockholder’s share of Graham’s earnings and profits; and (3) a taxable gain from the exchange of Graham common stock to the extent the amount received exceeds the sum of the U.S. Holder’s share of Graham’s earnings and profits and the U.S. Holder’s basis in its Graham common stock. See below and “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

We could have an indemnification obligation to Graham if the Distribution were determined not to qualify for non-recognition treatment, which could materially adversely affect our financial condition.

If, due to any of our representations being untrue or our covenants being breached, it were determined that the Distribution did not qualify for non-recognition of gain and loss under Section 355 of the Code, we could be required to indemnify Graham for the resulting taxes and related expenses. Any such indemnification obligation could materially adversely affect our financial condition.

In addition, Section 355(e) of the Code generally creates a presumption that the Distribution would be taxable to Graham, but not to stockholders, if we or our stockholders were to engage in transactions that result in a 50% or greater change by vote or value in the ownership of our stock during the four-year period beginning on the date that begins two years before the date of the Distribution, unless it were established that such transactions and the Distribution were not part of a plan or series of related transactions giving effect to such a change in ownership. If the Distribution were taxable to Graham due to such a 50% or greater change in ownership of our stock, Graham would recognize gain equal to the excess of the fair market value of our common stock distributed to Graham stockholders over Graham’s tax basis in our common stock and we generally would be required to indemnify Graham for the tax on such gain and related expenses. Any such indemnification obligation could materially adversely affect our financial condition. See “Certain Relationships and Related Party Transactions—Agreements with Graham—Tax Matters Agreement.”

We intend to agree to numerous restrictions to preserve the non-recognition treatment of the Distribution, which may reduce our strategic and operating flexibility.

We intend to agree in the Tax Matters Agreement to covenants and indemnification obligations that address compliance with Section 355 of the Code. These covenants and indemnification obligations may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that may maximize the value of our business and might discourage or delay a strategic transaction that our stockholders may consider favorable. See “Certain Relationships and Related Party Transactions—Agreements with Graham—Tax Matters Agreement.”

We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off.

We believe that, as an independent, publicly traded company, we will be able to, among other things, design and implement corporate strategies and policies that are targeted to our business, better focus our financial and operational resources on our specific business, create effective incentives for our management and employees that are more closely tied to our business performance and implement and maintain a capital structure designed to meet our specific needs. However, by separating from Graham, we may be more susceptible to market fluctuations and other adverse events. In addition, we may be unable to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all. The completion of the Spin-Off will also require significant amounts of our management’s time and effort, which may divert management’s attention from operating and growing our business. If we fail to achieve some or all of the benefits that we expect to achieve as an independent company, or do not achieve them in the time we expect, our business, financial condition and results of operations could be materially negatively affected.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent, publicly traded company and we may experience increased costs after the Spin-Off.

We have historically operated as part of Graham’s corporate organization, and Graham has provided us with various corporate functions. Following the Spin-Off, Graham will have no obligation to provide us with assistance other than the transition services described under “Certain Relationships and Related Party Transactions.” These services do not include every service that we have received from Graham in the past, and Graham is only obligated to provide these services for limited periods following completion of the Spin-Off. Accordingly, following the Spin-Off, we will need to provide internally or obtain from unaffiliated third parties the services we currently receive from Graham. These services include finance, human resources, legal, information technology, general insurance, risk management and other corporate functions, the effective and appropriate performance of which are critical to our operations. We may be unable to replace these services in a timely manner or on terms and conditions as favorable as those we receive from Graham. Because our business has historically operated as part of the wider Graham organization, we may be unable to successfully establish the infrastructure or implement the changes necessary to operate independently, or may incur additional costs that could adversely affect our business. If we fail to obtain the quality of services necessary to operate effectively or incur greater costs in obtaining these services, our business, financial condition and results of operations may be materially negatively affected.

We have no recent operating history as an independent, publicly traded company, and our historical and pro forma financial information is not necessarily representative of the results we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

We derived the historical and pro forma financial information included in this Information Statement from Graham’s consolidated financial statements, and this information does not necessarily reflect the results of operations and financial position we would have achieved as an independent, publicly traded company during the periods presented, or those that we will achieve in the future. This is primarily because of the following factors:

•	Prior to the Spin-Off, we operated as part of Graham’s broader corporate organization and Graham performed various corporate functions for us, including finance, human resources, legal, information technology, general insurance, risk management and other corporate functions. Our historical financial information reflects allocations of corporate expenses from Graham for these and similar functions. These allocations may not reflect the costs we will incur for similar services in the future as an independent, publicly traded company.

•	We will enter into transactions with Graham that did not exist prior to the Spin-Off, such as Graham’s provision of transition services, which will cause us to incur new costs.

•	Our historical and pro forma financial information does not reflect all changes that we expect to experience in the future as a result of our separation from Graham, including changes in our cost structure, personnel needs, tax structure, financing and business operations. As part of Graham, we enjoyed certain benefits from Graham’s operating diversity, size, purchasing power, borrowing leverage and available capital for investments, and we will lose these benefits after the Spin-Off. As an independent entity, we may be unable to purchase goods, services and technologies, such as insurance and health care benefits and computer software licenses, or access capital markets on terms as favorable to us as those we obtained as part of Graham prior to the Spin-Off.

Following the Spin-Off, we will also be responsible for the additional costs associated with being an independent, publicly traded company, including costs related to corporate governance, investor and public relations and public reporting. While we have been profitable as part of Graham, we cannot assure you that our profits will continue at a similar level when we are an independent, publicly traded company. For additional information about our past financial performance and the basis of presentation of our financial statements, see “Selected Historical Financial Data,” “Unaudited Pro Forma Condensed Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and the notes thereto included elsewhere in this Information Statement.

We expect to incur new indebtedness concurrently with or prior to the Distribution, and the degree to which we will be leveraged following completion of the Distribution may have a material adverse effect on our business, financial condition or results of operations and cash flows.

In connection with the Spin-Off, we expect to incur indebtedness in an aggregate principal amount of approximately $550 million, of which approximately $450 million will be distributed to Graham prior to the consummation of the Spin-Off. We have historically relied upon Graham for working capital requirements and other cash requirements, including in connection with our previous acquisitions. After the Distribution, we will not be able to rely on the earnings, assets or cash flow of Graham and Graham will not provide funds to finance our working capital or other cash requirements. As a result, after the Distribution we will be responsible for servicing our own debt, and obtaining and maintaining sufficient working capital and other funds to satisfy our cash requirements. After the Spin-Off, our access to and cost of debt financing may be different from our historical access to and cost of debt financing under Graham. Differences in access to and cost of debt financing may result in differences in the interest rate charged to us on financings, as well as the amount of indebtedness, types of financing structures and debt markets that may be available to us.

Our ability to make payments on and to refinance our indebtedness, including the debt incurred in connection with the Spin-Off, as well as any future debt that we may incur, will depend on our ability to generate cash in the future from operations, financings or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

The terms of the new indebtedness we expect to incur concurrently with or prior to the Distribution will restrict our current and future operations, particularly our ability to incur debt that we may need to fund initiatives in response to changes in our business, the industries in which we operate, the economy and governmental regulations.

We expect that the terms of the indebtedness we expect to incur concurrently with or prior to the Distribution will include a number of restrictive covenants that impose significant operating and financial restrictions on us and our subsidiaries and limit our ability to engage in actions that may be in our long-term best interests. These may restrict our and our subsidiaries’ ability to take some or all of the following actions:

•	incur or guarantee additional indebtedness or sell disqualified or preferred stock;

•	pay dividends on, make distributions in respect of, repurchase or redeem, capital stock;

•	make investments or acquisitions;

•	sell, transfer or otherwise dispose of certain assets;

•	create liens;

•	enter into sale/leaseback transactions;

•	enter into agreements restricting the ability to pay dividends or make other intercompany transfers;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our or our subsidiaries’ assets;

•	enter into transactions with affiliates;

•	prepay, repurchase or redeem certain kinds of indebtedness;

•	issue or sell stock of our subsidiaries; and/or

•	significantly change the nature of our business.

As a result of all of these restrictions, we may be:

•	limited in how we conduct our business and pursue our strategy;

•	unable to raise additional debt financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

A breach of any of these covenants, if applicable, could result in an event of default under the terms of this indebtedness. If an event of default occurs, the lenders would have the right to accelerate the repayment of such debt and the event of default or acceleration may result in the acceleration of the repayment of any other of our debt to which a cross-default or cross-acceleration provision applies. Furthermore, the lenders of this indebtedness may require that we pledge our assets as collateral as security for our repayment obligations. If we were unable to repay any amount of this indebtedness when due and payable, the lenders could proceed against the collateral that secures this indebtedness. In the event our creditors accelerate the repayment of our borrowings, we may not have sufficient assets to repay such indebtedness and our financial condition will be materially negatively affected.

Variable rate indebtedness would subject us to interest rate risk, which could cause our debt service obligations to increase significantly.

A portion of the indebtedness we expect to incur concurrently with or prior to the Distribution may include term loans or revolving credit facility borrowings with variable rates of interest that expose us to interest rate risks. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remains the same, and our net income and cash flows will correspondingly decrease. In addition, we will be exposed to the risk of rising interest rates to the extent that we fund our operations with short-term or variable-rate borrowings. Even if we enter into interest rate swaps in the future in order to reduce future interest rate volatility, we may not elect to maintain such interest rate swaps with respect to our variable rate indebtedness, if any, and any swaps we enter into may not fully mitigate our interest rate risk. As a result, our financial condition could be materially negatively affected.

We may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements with Graham.

We will enter into agreements with Graham related to our separation from Graham, including the Separation and Distribution Agreement, Transition Services Agreement, Tax Matters Agreement and Employee Matters Agreement, while we are still part of Graham. Accordingly, these agreements may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The terms of these agreements will relate to, among other things, allocations of assets, liabilities, rights, indemnifications and other obligations between Graham and us. We may have received better terms from third parties. See “Certain Relationships and Related Party Transactions.”

Risks Relating to Our Common Stock and the Securities Market

No market for our common stock currently exists and an active trading market may not develop or be sustained after the Spin-Off. Following the Spin-Off our stock price may fluctuate significantly.

There is currently no public market for our common stock. We intend to list our common stock on the New York Stock Exchange. We anticipate that before the Distribution Date, trading of shares of our common stock will begin on a “when-issued” basis and this trading will continue up to and including the Distribution Date. However, an active trading market for our common stock may not develop as a result of the Spin-Off or may not be sustained in the future. The lack of an active market may make it more difficult for stockholders to sell our shares and could lead to our share price being depressed or volatile.

We cannot predict the prices at which our common stock may trade after the Spin-Off. The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our operating results due to factors related to our business;

•	success or failure of our business strategies;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	our ability to obtain financing as needed;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the failure of securities analysts to cover our common stock after the Spin-Off;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	investor perception of our company and the cable industry;

•	overall market fluctuations;

•	results from any material litigation or government investigation;

•	changes in laws and regulations (including tax laws and regulations) affecting our business;

•	changes in capital gains taxes and taxes on dividends affecting stockholders; and

•	general economic conditions and other external factors.

Furthermore, our business profile and market capitalization may not fit the investment objectives of some Graham stockholders and, as a result, these Graham stockholders may sell their shares of our common stock after the Distribution. See “—Substantial sales of our common stock may occur in connection with the Spin-Off, which could cause our stock price to decline.” Low trading volume for our stock, which may occur if an active trading market does not develop, among other reasons, would amplify the effect of the above factors on our stock price volatility.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of our common stock.

Substantial sales of our common stock may occur in connection with the Spin-Off, which could cause our stock price to decline.

Graham stockholders receiving shares of our common stock in the Distribution generally may sell those shares immediately in the public market. It is likely that some Graham stockholders, possibly including some of its larger stockholders, will sell their shares of our common stock received in the Distribution if, for reasons such as our business profile or market capitalization as an independent company, we do not fit their investment objectives. The sales of significant amounts of our common stock or the perception in the market that this will occur may decrease the market price of our common stock.

We cannot assure you that we will pay dividends on our common stock, and our indebtedness may limit our ability to pay dividends on our common stock.

Following the Spin-Off, the timing, declaration, amount and payment of future dividends to stockholders will fall within the discretion of our Board. Our Board’s decisions regarding the payment of future dividends will depend on many factors, including our financial condition, earnings, capital requirements of our business and covenants associated with debt obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. For more information, see “Dividend Policy.” There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends, and there can be no assurance that, in the future, the combined annual dividends paid on Graham common stock, if any, and our common stock, if any, after the Spin-Off will equal the annual dividends on Graham common stock prior to the Spin-Off.

Your percentage ownership in Cable ONE may be diluted in the future.

Your percentage ownership in Cable ONE may be diluted in the future because of equity awards that we expect to grant to our directors, officers and other employees. Prior to completion of the Spin-Off, we expect to approve an incentive plan that will provide for the grant of common stock-based equity awards to our directors, officers and other employees. In addition, we may issue equity as all or part of the consideration paid for acquisitions and strategic investments that we may make in the future or as necessary to finance our ongoing operations.

Certain Provisions in our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws and Delaware Law May Discourage Takeovers and the Concentration of Ownership of our Common Stock Will Affect the Voting Results of Matters Submitted for Stockholder Approval.

Several provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated By-laws and Delaware law may discourage, delay or prevent a merger or acquisition that is opposed by our Board or certain stockholders holding a significant percentage of the voting power of our outstanding voting stock. These include provisions that:

•	divide our Board into three classes of directors, standing for election on a staggered basis, such that only approximately one-third of the directors constituting our Board may change each year;

•	do not permit our stockholders to act by written consent and require that stockholder action must take place at an annual or special meeting of our stockholders;

•	provide that only our Chief Executive Officer and a majority of our directors, and not our stockholders, may call a special meeting of our stockholders;

•	require the approval of our Board or the affirmative vote of stockholders holding at least 66 2⁄3% of the voting power of our capital stock to amend our Amended and Restated By-laws; and

•	limit our ability to enter into business combination transactions with certain stockholders.

These and other provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated By-laws and Delaware law may discourage, delay or prevent certain types of transactions involving an actual or a threatened acquisition or change in control of Cable ONE, including unsolicited takeover attempts, even though the transaction may offer our stockholders the opportunity to sell their shares of our common stock at a price above the prevailing market price. See “Description of Our Capital Stock—Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws” for more information.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Information Statement contains “forward-looking statements” that involve risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts, but rather are based on current expectations, estimates, assumptions and projections about the cable industry and our business and financial results. Forward-looking statements often include words such as “anticipates,” “estimates,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance in connection with discussions of future operating or financial performance. As with any projection or forecast, forward-looking statements are inherently susceptible to uncertainty and changes in circumstances. Our actual results may vary materially from those expressed or implied in our forward-looking statements. Accordingly, undue reliance should not be placed on any forward-looking statement made by us or on our behalf. Important factors that could cause our actual results to differ materially from those in our forward-looking statements include government regulation, economic, strategic, political and social conditions and the following factors:

•	rising levels of competition from historical and new entrants in our markets;

•	recent and future changes in technology;

•	our ability to continue to grow our business services product;

•	increases in programming costs and retransmission fees;

•	our ability to obtain support from vendors;

•	the effects of any significant acquisitions by us;

•	adverse economic conditions;

•	the integrity and security of our network and information systems;

•	our ability to retain key employees;

•	legislative and regulatory efforts to impose new legal requirements on our data services;

•	changing and additional regulation of our video, data and voice services;

•	our ability to renew cable system franchises;

•	increases in pole attachment costs;

•	the failure to meet earnings expectations;

•	the adequacy of our risk management framework;

•	changes in tax and other laws and regulations;

•	changes in U.S. GAAP or other applicable accounting policies; and

•	the other risks and uncertainties detailed in the section titled “Risk Factors.”

Any forward-looking statements made by us in this Information Statement speak only as of the date on which they are made. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, subsequent events or otherwise.

THE SPIN-OFF

Background

On November 13, 2014, Graham announced plans for the complete legal and structural separation of the Cable Business from Graham. To effect the separation, Graham is undertaking the Internal Transactions described under “Certain Relationships and Related Party Transactions—Agreements with Graham—Separation and Distribution Agreement.”

Following the Internal Transactions, Graham will distribute all of its equity interest in us, consisting of all of the outstanding shares of our common stock, to holders of Graham’s Class A Common Stock and Class B Common Stock on a pro rata basis. Following the Spin-Off, Graham will not own any equity interest in us, and we will operate independently from Graham. No approval of Graham’s stockholders is required in connection with the Spin-Off, and Graham’s stockholders will not have any appraisal rights in connection with the Spin-Off.

Completion of the Spin-Off is subject to the satisfaction, or the Graham Board’s waiver, of a number of conditions. In addition, Graham has the right not to complete the Spin-Off if, at any time, the Graham Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Graham or its stockholders or is otherwise not advisable. For a more detailed description, see “—Conditions to the Spin-Off.”

Reasons for the Spin-Off

The Graham Board has regularly reviewed the businesses that comprise Graham to confirm that Graham’s resources are being put to use in a manner that is in the best interests of Graham and its stockholders. In reaching the decision to pursue the Spin-Off, the Graham Board considered a range of potential structural alternatives for the Cable Business and recommended the Spin-Off as the most attractive alternative that would enhance stockholder value and be in the best interests of Graham and Cable ONE. In evaluating these alternatives with the goal of enhancing stockholder value, the Graham Board considered input and advice from members of Graham and Cable ONE management. As part of this evaluation, the Graham Board considered a number of factors, including the strategic clarity and flexibility for Graham and Cable ONE after the Spin-Off, the ability of Graham and Cable ONE to compete and operate efficiently and effectively (including Cable ONE’s ability to retain and attract management talent) after the Spin-Off, the financial profile of Graham and Cable ONE and the potential reaction of investors and the probability of successful execution of the various structural alternatives and the risks associated with those alternatives.

As a result of this evaluation, the Graham Board determined that proceeding with the Spin-Off would be in the best interests of Graham and its stockholders. The Graham Board considered the following potential benefits of this approach:

•	Strategic Clarity and Flexibility. Following the Spin-Off, Graham and Cable ONE will each have a more focused business and be better able to dedicate financial resources to pursue appropriate growth opportunities and execute strategic plans best suited to its respective business. The Spin-Off will also allow each of Graham and Cable ONE to enhance its strategic flexibility to respond to industry dynamics.

•	Tailored Capital Structures. Following the Spin-Off, Graham and Cable ONE will each be able to implement a debt capital structure more closely aligned with the requirements of its individual business segments. In particular, Cable ONE will be able to take advantage of attractive financing terms that may be offered by lenders and other financing sources because of the tendency of cable companies to generate the consistent cash flows that are necessary to service a high degree of leverage. Historically, Cable ONE has been the most capital intensive of Graham’s businesses, financed primarily from Graham’s balance sheet. Following the Spin-Off, Graham will be able to reallocate financial resources to other uses.

•	Enhanced Ability to Finance Acquisitions and Capital Expenditures. Cable ONE’s increased capacity to take on debt as a stand-alone company will also permit Cable ONE to pursue debt-financed acquisition opportunities not available to it when it was a subsidiary of Graham, as well as to use its own stock as acquisition currency. Cable ONE may also use debt and equity financing to fund capital expenditures necessary to upgrade its infrastructure.

•	Focused Management. The Spin-Off will allow the management of each of Graham and Cable ONE to devote its time and attention to the development and implementation of corporate strategies and policies that are based primarily on the specific business characteristics of their respective companies. This includes, in the case of Graham, greater focus on its education and television broadcasting businesses and new business opportunities.

•	Management Incentives. The Spin-Off will enable Cable ONE to create incentives for its management and employees that are more closely tied to its business performance and stockholder expectations. Cable ONE equity-based compensation arrangements will more closely align the interests of Cable ONE’s management and employees with the interests of its stockholders and should increase Cable ONE’s ability to attract and retain personnel.

•	Stockholder Flexibility. The Spin-Off will allow investors to make independent investment decisions with respect to Graham and Cable ONE and will enable Cable ONE to achieve alignment with a more natural stockholder base. Investment in one or the other company may appeal to investors with different goals, interests and concerns.

In determining whether to effect the Spin-Off, the Graham Board considered the costs and risks associated with the transaction, including the costs associated with preparing Cable ONE to become an independent, publicly traded company, the risk of volatility in our stock price immediately following the Spin-Off due to sales by Graham’s stockholders whose investment objectives may not be met by our common stock, the time it may take for us to attract our optimal stockholder base, the possibility of disruptions in our business as a result of the Spin-Off, the risk that the combined trading prices of our common stock and Graham’s Class B Common Stock after the Spin-Off may drop below the trading price of Graham’s Class B Common Stock before the Spin-Off, the risk that the value of shares of Graham Class A Common Stock, which are convertible into shares of Graham Class B Common Stock at the option of the holders on a one-for-one basis, may decline and the loss of synergies and scale from operating as one company. Notwithstanding these costs and risks, taking into account the factors discussed above, the Graham Board determined that the Spin-Off provided the best opportunity to achieve the above benefits and enhance stockholder value.

When and How You Will Receive Cable ONE Shares

Graham will distribute to its stockholders, as a pro rata dividend, one share of our common stock for every one share of Graham common stock outstanding as of June 15, 2015, the Record Date of the Distribution.

Prior to the Distribution, Graham will deliver all of the issued and outstanding shares of our common stock to the distribution agent. Computershare Trust Company, N.A., will serve as distribution agent in connection with the Distribution and as transfer agent and registrar for our common stock.

If you own Graham common stock as of the close of business on June 15, 2015, the shares of our common stock that you are entitled to receive in the Distribution (subject to the terms of the awards, for restricted shares) will be issued to your account as follows:

•	Registered stockholders. If you own your shares of Graham common stock directly through Graham’s transfer agent, Computershare, you are a registered stockholder. In this case, the distribution agent will credit the whole shares of our common stock you receive in the Distribution by way of direct registration in book-entry form to a new account with our transfer agent. Registration in book-entry form refers to a method of recording share ownership where no physical stock certificates are issued to stockholders, as is the case in the Distribution. You will be able to access information regarding your book-entry account holding the Cable ONE shares at www.computershare.com/investor or by calling 800-446-2617.

Commencing on or shortly after the Distribution Date, the distribution agent will mail to you an account statement that indicates the number of whole shares of our common stock that have been registered in book-entry form in your name. We expect it will take the distribution agent up to two weeks after the Distribution Date to complete the distribution of the shares of our common stock and mail statements of holding to all registered stockholders.

•	“Street name” or beneficial stockholders. If you own your shares of Graham common stock beneficially through a bank, broker or other nominee, the bank, broker or other nominee holds the shares in “street name” and records your ownership on its books. In this case, your bank, broker or other nominee will credit your account with the whole shares of our common stock that you receive in the Distribution on or shortly after the Distribution Date. We encourage you to contact your bank, broker or other nominee if you have any questions concerning the mechanics of having shares held in “street name.”

If you sell any of your shares of Graham common stock on or before the Distribution Date, the buyer of those shares may in some circumstances be entitled to receive the shares of our common stock to be distributed in respect of the Graham shares you sold. See “—Trading Prior to the Distribution Date” for more information.

We are not asking Graham stockholders to take any action to approve the Spin-Off. We are not asking you for a proxy and request that you not send us a proxy. We are also not asking you to make any payment or surrender or exchange any of your shares of Graham common stock for shares of our common stock. The number of outstanding shares of Graham common stock will not change as a result of the Spin-Off.

Number of Shares You Will Receive

On the Distribution Date, you will receive one share of our common stock for every one share of Graham Class A Common Stock or Graham Class B Common Stock you owned, in the aggregate, as of the Record Date.

Material U.S. Federal Income Tax Consequences of the Spin-Off

Consequences to U.S. Holders of Graham Common Stock

The following is a summary of the material U.S. Federal income tax consequences to holders of Graham common stock in connection with the Distribution. This summary is based on the Code, the Treasury Regulations promulgated under the Code and judicial and administrative interpretations of those laws, in each case as in effect and available as of the date of this Information Statement and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

This summary is limited to holders of Graham common stock that are U.S. Holders, as defined immediately below, that hold their Graham common stock as a capital asset. A “U.S. Holder” is a beneficial owner of Graham common stock that is, for U.S. Federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. Federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. Federal income taxation regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (2) in the case of a trust that was treated as a domestic trust under law in effect before 1997, a valid election is in place under applicable Treasury Regulations to be treated as a U.S. person.

This summary does not discuss all tax considerations that may be relevant to stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the U.S. Federal income tax laws, such as:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons who acquired Graham common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	stockholders who own, or are deemed to own, 10% or more, by voting power or value, of Graham equity;

•	stockholders owning Graham common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. Federal income tax purposes;

•	certain former citizens or long-term residents of the United States;

•	stockholders who are subject to the alternative minimum tax;

•	persons who own Graham common stock through partnerships or other pass-through entities; or

•	persons who hold Graham common stock through a tax-qualified retirement plan.

This summary does not address any state or local or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership, or any other entity treated as a partnership for U.S. Federal income tax purposes, holds Graham common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its own tax advisor as to its tax consequences.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE DISTRIBUTION.

General

Completion of the Spin-Off is conditioned upon Graham’s receipt of a written opinion of Cravath, Swaine & Moore LLP, counsel to Graham, to the effect that the Distribution should qualify for nonrecognition of gain and loss under Section 355 of the Code. The opinion will be based on the assumption that, among other things, the representations made, and information submitted, in connection with it are accurate. If the Distribution qualifies for this treatment, and subject to the qualifications and limitations set forth herein, for U.S. Federal income tax purposes:

•	no gain or loss should be recognized by, or be includible in the income of, a U.S. Holder as a result of the Distribution;

•	the aggregate tax basis of the Graham common stock and our common stock held by each U.S. Holder immediately after the Distribution should be the same as the aggregate tax basis of the Graham common stock held by the U.S. Holder immediately before the Distribution, allocated between the Graham common stock and our common stock in proportion to their relative fair market values on the date of the Distribution; and

•	the holding period of our common stock received by each U.S. Holder should include the holding period of the U.S. Holder’s Graham common stock, provided that such Graham common stock is held as a capital asset on the date of the Distribution.

U.S. Holders that have acquired different blocks of Graham common stock at different times or at different prices are urged to consult their tax advisors regarding the allocation of their aggregate adjusted tax basis among, and the holding period of, shares of our common stock distributed with respect to such blocks of Graham common stock.

The opinion of counsel does not address any state or local or foreign tax consequences of the Spin-Off. The opinion assumes that the Spin-Off will be completed according to the terms of the Separation and Distribution Agreement and the Tax Matters Agreement and relies on the facts as stated in the Separation and Distribution Agreement, the Tax Matters Agreement, the other ancillary agreements, this Information Statement and a number of other documents. In addition, the opinion is based on certain representations as to factual matters from Graham, us and Donald E. Graham. The opinion cannot be relied on if any of the assumptions, representations or covenants is incorrect, incomplete or inaccurate or are violated in any material respect.

The opinion of counsel will not be binding on the IRS or the courts, and there can be no assurance that the IRS or a court will not take a contrary position. Graham has not requested, and does not intend to request, a ruling from the IRS regarding the U.S. Federal income tax consequences of the Spin-Off.

If the Distribution were determined not to qualify for non-recognition of gain and loss, the above consequences would not apply and U.S. Holders could be subject to tax. In this case, each U.S. Holder who receives our common stock in the Distribution would generally be treated as receiving a distribution in an amount equal to the fair market value of our common stock received, which would generally result in:

•	a taxable dividend to the U.S. Holder to the extent of that U.S. Holder’s pro rata share of Graham’s current and accumulated earnings and profits;

•	a reduction in the U.S. Holder’s basis (but not below zero) in Graham common stock to the extent the amount received exceeds the stockholder’s share of Graham’s earnings and profits; and

•	a taxable gain from the exchange of Graham common stock to the extent the amount received exceeds the sum of the U.S. Holder’s share of Graham’s earnings and profits and the U.S. Holder’s basis in its Graham common stock.

Information Statement

Treasury Regulations require each Graham stockholder that, immediately before the Distribution, owned 5% or more (by vote or value) of the total outstanding stock of Graham to attach to such stockholder’s U.S. Federal income tax return for the year in which the Distribution occurs a statement setting forth certain information related to the Distribution.

Consequences to Graham

The following is a summary of the material U.S. Federal income tax consequences to Graham in connection with the Spin-Off that may be relevant to holders of Graham common stock.

As discussed above, completion of the Spin-Off is conditioned upon Graham’s receipt of a written opinion of Cravath, Swaine & Moore LLP, counsel to Graham, to the effect that the Distribution should qualify for nonrecognition of gain and loss under Section 355 of the Code. If the Distribution qualifies for nonrecognition of gain and loss under Section 355 of the Code, no gain or loss should be recognized by Graham as a result of the Distribution (other than income or gain arising from any imputed income or other adjustment to Graham, us or our respective subsidiaries if and to the extent that the Separation and Distribution Agreement or any ancillary agreement is determined to have terms that are not at arm’s length). The opinion of counsel is subject to the qualifications and limitations as are set forth above under “—Consequences to U.S. Holders of Graham Common Stock”.

If the Distribution were determined not to qualify for non-recognition of gain and loss under Section 355 of the Code, then Graham would recognize gain equal to the excess of the fair market value of our common stock distributed to Graham stockholders over Graham’s tax basis in our common stock.

Indemnification Obligation

If, due to any of our representations being untrue or our covenants being breached, it were determined that the Distribution did not qualify for non-recognition of gain and loss under Section 355 of the Code, we could be required to indemnify Graham for taxes resulting from the recognition of gain described above and related expenses. In addition, current tax law generally creates a presumption that the Distribution would be taxable to Graham, but not to holders, if we or our stockholders were to engage in transactions that result in a 50% or greater change by vote or value in the ownership of our stock during the four-year period beginning on the date that begins two years before the date of the Distribution, unless it were established that such transactions and the Distribution were not part of a plan or series of related transactions giving effect to such a change in ownership. If the Distribution were taxable to Graham due to such a 50% or greater change in ownership of our stock,

Graham would recognize gain equal to the excess of the fair market value of our common stock distributed to Graham stockholders over Graham’s tax basis in our common stock and we generally would be required to indemnify Graham for the tax on such gain and related expenses.

Results of the Spin-Off

After the Spin-Off, we will be an independent, publicly traded company. Immediately following the Spin-Off, we expect to have approximately 39,049 beneficial holders of shares of our common stock and approximately 5.83 million shares of our common stock outstanding, based on the number of Graham stockholders and shares of Graham common stock outstanding on March 31, 2015. The actual number of shares of our common stock Graham will distribute in the Spin-Off will depend on the actual number of shares of Graham common stock outstanding on the Record Date (other than any restricted shares that may be forfeited on or prior to the Spin-Off), which will reflect any issuance of new shares or exercises of outstanding options pursuant to Graham’s equity plans, and any repurchase of Graham shares by Graham under its common stock repurchase program, on or prior to the Record Date. The Spin-Off will not affect the number of outstanding shares of Graham common stock or any rights of Graham stockholders, although we expect the trading price of shares of Graham Class B Common Stock immediately following the Distribution to be lower than immediately prior to the Distribution because the trading price of Graham Class B Common Stock will no longer reflect the value of the Cable Business. Although there is no active trading market for shares of Graham Class A Common Stock, because such shares are convertible into shares of Graham Class B Common Stock at the option of the holders on a one-for-one basis, we expect that the value of the Graham Class A Common Stock will be similarly lower. Furthermore, until the market has fully analyzed the value of Graham without the Cable Business, the trading price of shares of Graham Class B Common Stock may fluctuate.

Before our separation from Graham, we intend to enter into a Separation and Distribution Agreement and several other agreements with Graham related to the Spin-Off. These agreements will govern the relationship between us and Graham up to and after completion of the Spin-Off and allocate between us and Graham various assets, liabilities, rights and obligations, including employee benefits and tax-related assets and liabilities. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with Graham.”

Listing and Trading of our Common Stock

As of the date of this Information Statement, we are a wholly owned subsidiary of Graham. Accordingly, no public market for our common stock currently exists, although a “when-issued” market in our common stock may develop prior to the Distribution. See “—Trading Prior to the Distribution Date” below for an explanation of a “when-issued” market. We intend to list our shares of common stock on the New York Stock Exchange under the symbol “CABO.” Following the Spin-Off, Graham Class B Common Stock will continue to trade on the New York Stock Exchange under the symbol “GHC.”

Neither we nor Graham can assure you as to the trading price of Graham Class B Common Stock or our common stock after the Spin-Off, or as to whether the combined trading prices of our common stock and the Graham Class B Common Stock after the Spin-Off will be less than, equal to or greater than the trading prices of Graham Class B Common Stock prior to the Spin-Off. Although there is no active trading market for shares of Graham Class A Common Stock, because such shares are convertible into shares of Graham Class B Common Stock at the option of the holders on a one-for-one basis, we expect that the value of the Graham Class A Common Stock will be affected in a manner similar to the Graham Class B Common Stock. The trading price of our common stock may fluctuate significantly following the Spin-Off. See “Risk Factors—Risks Relating to Our Common Stock and the Securities Market” for more detail.

The shares of our common stock distributed to Graham stockholders will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the Spin-Off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for U.S. Federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act of 1933, or the “Securities Act,” or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(a)(1) of the Securities Act or Rule 144 thereunder.

Trading Prior to the Distribution Date

We expect a “when-issued” market in our common stock to develop as early as two trading days prior to the Record Date for the Distribution and continue up to and including the Distribution Date. “When-issued” trading refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. If you own shares of Graham common stock at the close of business on the Record Date, you will be entitled to receive shares of our common stock in the Distribution. If you hold Graham Class B Common Stock, you may trade this entitlement to receive shares of our common stock, without the shares of Graham Class B Common Stock you own, on the “when-issued” market. In order to trade this entitlement in respect of shares of Graham Class A Common Stock you own on the “when-issued” market, you must first complete the conversion of such shares into Graham Class B Common Stock in accordance with the requirements set forth in Graham’s Restated Certificate of Incorporation. We expect “when-issued” trades of our common stock to settle within four trading days after the Distribution Date. On the first trading day following the Distribution Date, we expect that “when-issued” trading of our common stock will end and “regular-way” trading will begin.

We also anticipate that, as early as two trading days prior to the Record Date and continuing up to and including the Distribution Date, there will be two markets in Graham Class B Common Stock: a “regular-way” market and an “ex-distribution” market. Shares of Graham Class B Common Stock that trade on the regular-way market will trade with an entitlement to receive shares of our common stock in the Distribution. Shares that trade on the ex-distribution market will trade without an entitlement to receive shares of our common stock in the Distribution. Therefore, if you sell shares of Graham Class B Common Stock in the regular-way market up to and including the Distribution Date, you will be selling your right to receive shares of our common stock in the Distribution. However, if you own shares of Graham Class B Common Stock at the close of business on the Record Date and sell those shares on the ex-distribution market up to and including the Distribution Date, you will still receive the shares of our common stock that you would otherwise be entitled to receive in the Distribution.

Following the Distribution Date, we expect shares of our common stock to be listed on the New York Stock Exchange under the trading symbol “CABO.” If “when-issued” trading occurs, the listing for our common stock is expected to be under a trading symbol different from our regular-way trading symbol. We will announce our “when-issued” trading symbol when and if it becomes available. If the Spin-Off does not occur, all “when-issued” trading will be null and void.

Conditions to the Spin-Off

We expect that the separation will be effective on the Distribution Date, provided that the following conditions shall have been satisfied or waived by Graham:

•	the Graham Board shall have authorized and approved the Internal Transactions and Distribution and not withdrawn such authorization and approval, and shall have declared the dividend of Cable ONE common stock to Graham stockholders;

•	the ancillary agreements contemplated by the Separation and Distribution Agreement shall have been executed by each party to those agreements;

•	the SEC shall have declared effective our Registration Statement on Form 10, of which this Information Statement is a part, under the Exchange Act, and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;

•	our common stock shall have been accepted for listing on the New York Stock Exchange or another national securities exchange approved by Graham, subject to official notice of issuance;

•	Graham shall have received the written opinion of Cravath, Swaine & Moore LLP, which shall remain in full force and effect, that, subject to the accuracy of and compliance with certain representations, warranties and covenants, the Distribution should qualify for non-recognition of gain and loss under Section 355 of the Code;

•	the Internal Transactions (as described in “Certain Relationships and Related Party Transactions—Agreements with Graham—Separation and Distribution Agreement”) shall have been completed;

•	no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution shall be in effect, and no other event outside the control of Graham shall have occurred or failed to occur that prevents the consummation of the Distribution;

•	no other events or developments shall have occurred prior to the Distribution Date that, in the judgment of the Graham Board, would result in the Distribution having a material adverse effect on Graham or its stockholders;

•	prior to the Distribution Date, this Information Statement shall have been mailed to the holders of Graham common stock as of the Record Date;

•	Graham shall have duly elected the individuals to be listed as members of our Board in this Information Statement, and such individuals shall be the members of our Board immediately after the Distribution; provided that our current directors shall appoint one independent director prior to the date on which “when-issued” trading of our common stock commences on the New York Stock Exchange and such director shall serve on our Audit Committee, Compensation Committee and Nominating and Governance Committee;

•	prior to the Distribution Date, Graham shall have delivered to us resignations, effective as of immediately after the Distribution, of each individual who will be an employee of Graham or any of its subsidiaries after the Distribution and who is an officer or director of us or any of our subsidiaries immediately prior to the Distribution;

•	immediately prior to the Distribution Date, our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws, each in substantially the form filed as an exhibit to the Registration Statement on Form 10 of which this Information Statement is a part, shall be in effect; and

•	Graham shall have received a certificate signed by our Chief Executive Officer, dated as of the Distribution Date, certifying that prior to the Distribution we have made capital and other expenditures, and have operated our cash management, accounts payable and receivables collection systems in the ordinary course consistent with prior practice.

The fulfillment of the above conditions will not create any obligation on Graham’s part to complete the Spin-Off. We are not aware of any material U.S. Federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the approval for listing of our common stock, the SEC’s declaration of the effectiveness of the Registration Statement, the FCC’s consent to the transfer of control of the FCC licenses and the consent of certain LFAs under certain of our cable franchise agreements, in connection with the Distribution. Graham has the right not to complete the Spin-Off if, at any time, the Graham Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Graham or its stockholders or is otherwise not advisable. See “Risk Factors—Our cable system franchises are subject to non-renewal or termination. The failure to renew a franchise in one or more markets could adversely affect our business.”

Reasons for Furnishing this Information Statement

We are furnishing this Information Statement solely to provide information to Graham’s stockholders who will receive shares of our common stock in the Distribution. You should not construe this Information Statement as an inducement or encouragement to buy, hold or sell any of our securities or any securities of Graham. We believe that the information contained in this Information Statement is accurate as of the date set forth on the cover. Changes to the information contained in this Information Statement may occur after that date, and neither we nor Graham undertakes any obligation to update the information except in the normal course of our and Graham’s public disclosure obligations and practices.

DIVIDEND POLICY

We anticipate paying a dividend following the Spin-Off beginning in the final quarter of 2015. We currently expect that, initially, $1.50 of the existing $2.65 quarterly dividend per share paid by Graham to its stockholders would be attributable to us and paid by us. The timing, declaration, amount and payment of future dividends to our stockholders will fall within the discretion of our Board and will depend on many factors, including our financial condition, results of operations and capital requirements, industry practice and other business considerations that our Board considers relevant from time to time. In addition, the terms of the agreements governing our new indebtedness or indebtedness that we may incur in the future may restrict the payments of dividends. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends. See also “Risk Factors—Risks Relating to Our Common Stock and the Securities Market.” We cannot assure you that we will pay dividends on our common stock, and our indebtedness may limit our ability to pay dividends on our common stock.

CAPITALIZATION

The following table sets forth our cash and capitalization as of March 31, 2015, on an historical basis and on an as adjusted basis to give effect to the Spin-Off and the transactions related to the Spin-Off, as if they occurred on March 31, 2015. You should review the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical and pro forma financial statements and accompanying notes included elsewhere in this Information Statement.

	As of March 31, 2015
	(unaudited)
(in thousands)	Historical	As adjusted
Cash	$9,064	$100,664

Capitalization
Indebtedness:
Current debt	$—	$2,500
Long-term debt	—	547,500

Total indebtedness	$—	$550,000

Parent company equity:
Common stock no par value	$169	$58
Additional parent company investment	(484,147)	—
Retained earnings	1,348,028	406,356

Total parent company equity	$864,050	406,414

Total capitalization	$1,257,516	$1,358,592

SELECTED HISTORICAL FINANCIAL DATA

The following tables present certain selected historical financial information. The selected historical financial data as of December 31, 2014 and December 31, 2013, and for each of the fiscal years in the three-year period ended December 31, 2014, are derived from our historical audited financial statements included elsewhere in this Information Statement. The selected financial data as of March 31, 2015 and for the three months ended March 31, 2015 and March 31, 2014 are derived from our unaudited condensed financial statements included elsewhere in this Information Statement. The unaudited condensed financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments, consisting of only ordinary recurring adjustments, necessary for a fair presentation of the information set forth in this Information Statement.

The selected historical financial data presented below should be read in conjunction with our financial statements and the accompanying notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this Information Statement. For each of the periods presented, we were a wholly owned subsidiary of Graham. The financial information included herein may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial position, results of operations and cash flows would have been had we been an independent, publicly traded company during the periods presented. In addition, our historical financial information does not reflect changes that we expect to experience in the future as a result of our separation from Graham, including changes in the financing, operations, cost structure and personnel needs of our business. Further, the historical financial information includes allocations of certain Graham corporate expenses. We believe the assumptions and methodologies underlying the allocation of these expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that we would have incurred if we had operated as an independent, publicly traded company or of the costs expected to be incurred in the future.

	Three Months Ended March 31,		Year Ended December 31,
(in thousands, except per share amounts)	2015	2014	2014	2013	2012
Selected Income Statement Information:
Revenues	$202,909	$208,546	$814,812	$825,707	$804,992
Net income	22,109	24,345	147,309	104,511	93,911
Earnings per share	22,109	24,345	147,309	104,511	93,911

	As of March 31,	As of December 31,
(in thousands)	2015	2014	2013
Selected Balance Sheet Information:
Cash	$9,064	$6,410	$6,238
Total assets	1,257,516	1,262,040	1,248,344
Total liabilities	393,466	408,752	413,085
Total parent company equity	864,050	853,288	835,259

UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

The unaudited pro forma condensed financial statements of Cable ONE consist of the unaudited pro forma condensed statements of operations for the three months ended March 31, 2015 and for the year ended December 31, 2014, and an unaudited pro forma condensed balance sheet as of March 31, 2015. The unaudited pro forma condensed financial statements should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and the accompanying notes included elsewhere in this Information Statement.

The unaudited pro forma condensed financial statements have been derived from our historical financial statements included in this Information Statement and are not intended to be a complete presentation of our financial position or results of operations had the transactions contemplated by the Separation and Distribution Agreement and related agreements occurred as of the dates indicated. In addition, they are provided for illustrative and informational purposes only and are not necessarily indicative of our future results of operations or financial condition as an independent, publicly traded company. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable, that reflect the expected impacts of events directly attributable to the Spin-Off and that are factually supportable and, for purposes of the statement of operations, are expected to have a continuing impact on us. However, such adjustments are subject to change based on the finalization of the terms of the Spin-Off and related transaction agreements.

The unaudited pro forma condensed statements of operations for the three months ended March 31, 2015 and for the year ended December 31, 2014 reflect our results as if the Spin-Off and related transactions described below had occurred as of January 1, 2014. The unaudited pro forma condensed balance sheet as of March 31, 2015 reflects our results as if the Spin-Off and related transactions described below had occurred as of such date.

The unaudited pro forma condensed financial statements give effect to the following:

•	the contribution, pursuant to the Separation and Distribution Agreement, by Graham to us of all the assets and liabilities that comprise our business;

•	the issuance of $550 million of debt, which includes the issuance of $450 million of unsecured notes and a $100 million term loan;

•	the distribution of approximately $450 million of cash to Graham;

•	the issuance of approximately 5.83 million shares of our common stock to Graham. This number of shares is based on the number of Graham Class A and Class B common shares outstanding on March 31, 2015, and an assumed distribution ratio of one share of our common stock for each share of Graham Class A and Class B Common Stock. This distribution ratio is used solely for purposes of preparing the unaudited pro forma condensed financial statements and does not reflect the actual number of shares of our common stock that will be issued to Graham and distributed in the Distribution;

•	the post-Spin-Off capital structure and settlement of intercompany account balances between us and Graham; and

•	the impact of, and transactions contemplated by, the Separation and Distribution Agreement, Employee Matters Agreement and Tax Matters Agreement between us and Graham and the provisions contained therein.

The operating expenses reported in our historical statements of operations include allocations of certain Graham costs. These costs include allocation of Graham corporate costs, shared services and other costs that benefit us. As a stand-alone public company, we expect to incur additional recurring costs. Our preliminary estimates of the additional recurring costs expected to be incurred annually are approximately $3 million to $7 million higher than the expenses historically allocated to us from Graham.

Our preliminary estimates of the recurring costs of being a stand-alone public company include, among other things:

•	costs to perform financial reporting, tax, treasury, legal, regulatory compliance, corporate governance, internal audit and investor relations activities;

•	compensation, including equity-based awards, and benefits with respect to new and existing staffing levels; and

•	insurance premiums.

No pro forma adjustments have been made to our financial statements to reflect the additional costs and expenses described above because they are projected amounts based on estimates and would not be factually supportable.

We do not currently anticipate that the costs we will incur during our transition to a stand-alone public company will be material, as pre-Spin-Off costs are generally being funded by Graham.

CABLE ONE, INC.

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2015

(in thousands, except per share amounts)	Historical	Pro Forma Adjustments		Pro Forma
Revenues	$202,909	$—		$202,909

Costs and Expenses
Operating (excluding depreciation and amortization)	81,268	—		81,268
Selling, general and administrative	49,329	—		49,329
Depreciation and amortization	36,379	—		36,379

	166,976	—		166,976

Income from Operations	35,933	—		35,933
Interest Expense	—	(6,952	)(a)	(6,952)
Other expense, net	(19)	—		(19)

Income Before Income Taxes	35,914	(6,952)		28,962
Provision for Income Taxes	13,805	(2,672	)(b)	11,133

Net Income	$22,109	$(4,280)		$17,829

Unaudited Pro Forma Earnings Per Share
Basic				$3.06	(j)
Diluted				$3.06	(k)
Weighted average number of shares outstanding
Basic				5,704	(j)
Diluted				5,758	(k)

See Notes to Unaudited Pro Forma Condensed Financial Statements

CABLE ONE, INC.

UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

FOR YEAR ENDED DECEMBER 31, 2014

(in thousands, except per share amounts)	Historical	Pro Forma Adjustments		Pro Forma
Revenues	$814,812	$—		$814,812

Costs and Expenses
Operating (excluding depreciation and amortization)	327,974	—		327,974
Selling, general and administrative	188,858	—		188,858
Depreciation and amortization	134,167	—		134,167

	650,999	—		650,999

Income from Operations	163,813	—		163,813
Interest Expense	—	(27,807	)(a)	(27,807)
Other income, net	74,196	—		74,196

Income Before Income Taxes	238,009	(27,807)		210,202
Provision for Income Taxes	90,700	(10,594	)(b)	80,106

Net Income	$147,309	$(17,213)		$130,096

Unaudited Pro Forma Earnings Per Share
Basic				$19.70	(j)
Diluted				$19.70	(k)
Weighted average number of shares outstanding
Basic				6,470	(j)
Diluted				6,533	(k)

See Notes to Unaudited Pro Forma Condensed Financial Statements.

CABLE ONE, INC.

UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

AS OF MARCH 31, 2015

(in thousands)	Historical	Pro Forma Adjustments		Pro Forma
Assets
Current Assets
Cash	$9,064	$91,600	(c)	$100,664
Accounts receivable, net	25,880	—		25,880
Prepaid assets	14,655	—		14,655
Deferred income taxes	1,443	1,076	(e)	2,519

Total Current Assets	51,042	92,676		143,718
Property, Plant and Equipment, Net	610,751	—		610,751
Intangibles, Net	496,861	—		496,861
Goodwill	85,488	—		85,488
Other Assets	13,374	8,400	(d)	21,774

Total Assets	$1,257,516	$101,076		$1,358,592

Liabilities and Parent Company Equity
Current Liabilities
Accounts payable and accrued liabilities	$60,780	$5,600	(e)	$66,380
Income taxes payable	3,287	—		3,287
Current portion of long-term debt	—	2,500	(f)	2,500
Deferred revenue	22,050	—		22,050

Total Current Liabilities	86,117	8,100		94,217
Accrued Compensation and Related Benefits	21,338	5,055	(e)	26,393
Other Liabilities	57	—		57
Long-term Debt	—	547,500	(f)	547,500
Deferred Income Taxes	285,954	(1,943	)(e)	284,011

Total Liabilities	393,466	558,712		952,178
Commitments and Contingencies
Parent Company Equity
Common stock	169	(111	)(g)	58
Additional parent company investment	(484,147)	484,147	(h)	—
Retained earnings	1,348,028	(941,672	)(i)	406,356

Total Parent Company Equity	864,050	(457,636)		406,414

Total Liabilities and Parent Company Equity	$1,257,516	$101,076		$1,358,592

See Notes to Unaudited Pro Forma Condensed Financial Statements

CABLE ONE, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

(in thousands, except per share data)

(a)	Represents adjustments to interest expense resulting from the assumed incurrence of $550.0 million of indebtedness in connection with the Spin-Off as follows:

	For the three months ended March 31, 2015	For the year ended December 31, 2014
Interest expense on $450.0 million unsecured notes with an assumed 5.375% interest rate	$6,047	$24,188
Interest expense on $100.0 million term loan with an assumed 1.50% plus LIBOR (0.25%) interest rate	438	1,750
Amortization of debt issuance costs	323	1,294
Annual administration fees	144	575

Total pro forma adjustment to interest expense	$6,952	$27,807

Debt issuance costs are amortized over the terms of the associated debt and credit facility. Certain additional liquidity facility fees are expensed as incurred. Actual interest expense may be higher or lower. A 1/8% variance in the assumed interest rate (on a blended basis) on the assumed debt would change annual interest expense by $0.7 million.

(b)	The tax effects of adjustments made within the unaudited pro forma financial statements were determined using an estimated tax rate of 38.4% for the three months ended March 31, 2015, and 38.1% for the year ended December 31, 2014.

(c)	Represents adjustments to cash as follows:

Cash received from issuance of unsecured notes	$450,000
Cash received from incurrence of term loan	100,000
Cash distribution to Graham	(450,000)
Cash paid for debt issuance costs	(8,400)

Total pro forma adjustment to cash	$91,600

(d)	Represents debt issuance costs associated with assumed incurrence of indebtedness in connection with the Spin-Off as follows:

Debt issuance costs on $450.0 million unsecured notes	$6,750
Debt issuance costs on $100.0 million term loan	1,650

Total pro forma adjustment to other assets	$8,400

(e)	Represents the impact of the estimated liabilities contributed to us by Graham related to the defined benefits associated with the Supplemental Executive Retirement Plan (SERP), general insurance and other employee benefits effective as of the Distribution Date. The SERP plan is unfunded. A deferred tax asset of $3.0 million is expected to be recorded as a result of these contributions.

(f)	Represents assumed incurrence of $550.0 million of indebtedness in connection with the Spin-Off, the assumed interest rates applicable to such indebtedness described in note (a) above and a cash amortization payment equal to 2.5% of the aggregate principal amount of the term loan due by the one-year anniversary of the incurrence thereof.

(g)	Represents the net effect of a decrease of $169 thousand resulting from the transfer of such amount to the additional parent company investment account (pursuant to the elimination of investment balances between Graham and Cable ONE to be effected in connection with the Spin-Off) and an increase of $58 thousand resulting from an increase in the par value of Cable ONE common stock from no par value to $0.01 per share and the assumed issuance of 5,831,089 common shares to Graham per the Separation and Distribution Agreement immediately prior to the Spin-Off. The number of common shares issued to Graham is based on the number of Graham Class A and Class B common shares outstanding on March 31, 2015 and an assumed distribution ratio of one share of Cable ONE common stock for each share of Graham Class A and Class B Common Stock.

(h)	Represents the recapitalization of Cable ONE prior to the Spin-Off:

Historical balance	$(484,147)
Net decrease in common stock account	111
Additional assets and liabilities contributed, net of tax	(7,636)
Recapitalization and elimination of investment balances between us and Graham	491,672

Total additional parent company investment	$—

(i)	Represents movement in retained earnings resulting from the following:

Historical retained earnings	$1,348,028
Recapitalization and elimination of investment balances between us and Graham	(491,672)
Cash distribution to Graham	(450,000)

Total retained earnings	$406,356

(j)	Pro forma basic earnings per share (EPS) and pro forma weighted-average basic shares outstanding are based on the number of Graham weighted-average shares outstanding for the three months ended March 31, 2015, and for the year ended December 31, 2014, adjusted for an assumed distribution ratio of one share of Cable ONE common stock for each share of Graham Class A and Class B Common Stock outstanding. We calculate basic income per share under the two-class method.

(k)	Pro forma diluted EPS and pro forma weighted-average diluted shares outstanding give effect to the potential dilution from common shares related to equity awards granted under Graham’s stock-based compensation program. While the actual impact on a go-forward basis will depend on various factors, we believe the estimate yields a reasonable approximation of the future potentially dilutive impact of Cable ONE equity plans.

BUSINESS

Introduction

We are a fully integrated provider of data, video and voice services in 19 Midwestern, Western and Southern states. We provide these broadband services to residential and business customers in 38 cable systems covering over 400 cities and towns. The markets we serve are primarily non-metropolitan, secondary markets, with 75% of our customers located in five states: Mississippi, Idaho, Oklahoma, Texas and Arizona. Our biggest customer concentrations are in the Mississippi Gulf Coast region and in the greater Boise, Idaho region. We are the tenth-largest cable system operator in the United States based on customers and revenues in 2014.

As of March 31, 2015, we provided service to 678,091 residential and business customers out of approximately 1,477,000 homes passed. Of these customers, 421,331 subscribed to video services, 496,579 to data services and 145,393 to voice services.

We offer a complete solution of data, video and voice services in all of our markets. Ranked by share of our total revenue in 2014 they are: residential video (44.3%), residential data (32.6%), business services (data, voice and video) (8.9%), residential voice (7.7%) and advertising sales (4.3%). The growth rates, profit margins and capital intensity of our five product lines vary significantly because of differences in the competition they face, product maturity and vendor dependency. In 2014 our operating cash flow margins for residential data and business services were approximately 4 and 5 times greater, respectively, than for residential video. We define operating cash flow margin for a product line as operating cash flow attributable to that product line divided by revenue attributable to that product line (see the section entitled “Summary Historical Financial Data” for the definition of operating cash flow and a reconciliation of operating cash flow to income from operations, which is the most directly comparable GAAP measure). This margin disparity is largely the result of significant programming costs and retransmission fees incurred to deliver residential video services, which in each of 2012, 2013 and 2014 represented between 50% and 60% of total residential video revenues (in addition to the other material direct and indirect costs associated with residential video). None of our other product lines has direct costs representing as substantial a portion of revenues as programming costs and retransmission fees represent for residential video, and indirect costs are allocated equally on a per PSU basis. Programming costs and retransmission fees have a meaningfully lower impact on business services margins than residential video because business services include video, data and voice, diminishing the relative impact of programming costs and retransmission fees on that product line as a whole.

We serve our customers through a plant and network with 100% two-way capacity currently measuring approximately 700 MHz on average and DOCSIS 3.0 capabilities in all of our systems. Our technically advanced infrastructure provides for delivery of a full suite of data, video and voice products. Our broadband plant offers fiber-to-the-node with ample unused capacity and standard download speeds of 50 Mbps, which meaningfully distinguishes our offering from competitors in most of our markets. We expect to complete a substantial multi-year investment program in our plant by the end of 2016, which will result in increased broadband capacity and reliability and enable us to offer even higher download speeds to our customers (at both the standard and enhanced data service levels), which we believe will reinforce our competitive strength in this area.

Corporate History

In 1986, The Washington Post Company (the prior name of our corporate parent, Graham) acquired from Capital Cities Communications, Inc. a number of other companies owning, in total, 53 cable television systems. The Washington Post Company paid $350 million for these systems. The cable systems acquired in that transaction had approximately 350,000 subscribers in 15 Western, Midwestern and Southern states. All other mid-sized cable operators that existed when we were established have since exited the cable business.

Subsequent to the Capital Cities transaction, we completed over 30 acquisitions and dispositions of cable systems, both through cash sales and trades of certain of our cable systems for cable systems of other cable operators, ultimately increasing our customer count to the current total of approximately 687,000. We have been disciplined about the price we pay in acquisitions, acquiring new customers opportunistically at what we considered favorable prices. In the process, we have substantially reshaped our original geographic footprint and resized our typical system, exiting a number of metropolitan markets and many very small markets. For example, we traded to other cable operators our cable systems in the Chicago, San Francisco, Cleveland and Indianapolis markets (which we acquired as part of the Capital Cities transaction) for cable systems in non-metropolitan markets that fit our business model.

While we are smaller than the nation’s biggest cable companies, we have a record of consistent, long-term financial and operational success driven by our differentiated operating philosophy. We emphasize focus as opposed to scale, which is a departure from more conventional strategies in the cable industry, but is well suited to the markets in which we operate and enables us to take advantage of our strengths as a cable operator.

Industry Overview

Cable companies in the United States are typically fully integrated providers of video, data and voice services to residential and business customers in various geographic regions. A dedicated local headend typically serves each of a cable company’s individual cable systems, receiving video, data and voice service signals by connecting directly to the network backbone, which aggregates signals delivered through over-the-air broadcasting, fiber optic networks and satellite transmissions. From the headend, cable companies modulate, amplify and distribute these signals over a proprietary network of coaxial and fiber optic cable to the homes and businesses of subscribers via cable modems and television set-top boxes. In addition to leasing physical access to the network backbone from telecommunications companies, cable companies also purchase licenses to provide their subscribers with access to cable television channels owned by programmers and distributed over the network backbone. Cable companies also typically sell advertising on their video channels. The cable industry has benefited from a progression of profitable new broadband product introductions over the past 15 years, including high-speed data service, high-definition and digital video service and VoIP voice service.

Cable companies generate revenue by charging subscription fees to their residential and business customers, typically billed in advance on a monthly basis, at rates that vary according to the data, video and/or voice services for which customers subscribe, and the type of video and Internet access equipment furnished to them, as well as through advertising sales. The margins that a cable company can earn on its PSU offerings vary from product to product. Because of rising programming costs, the profit margin on video is generally lower than it once was and significantly lower than the current margins on data. Despite low video margins, the strategy of many cable companies is to market and sell all three PSUs as a single “triple play” package in order to maximize the number of PSUs per household. Many in the industry believe it is desirable to sell all three products as a package because they consider video service a gateway offering to sell data service and because fixed costs per customer can be spread over multiple PSUs. However, recent industry trends have been towards increases in data subscribers even as video subscriptions have declined.

Cable companies generally operate by establishing cable systems in geographic markets under non-exclusive franchises granted by state or local authorities for specified periods of time. The most sought-after markets by major cable companies have generally been the largest metropolitan markets. These markets are thought to offer the advantages of population density (which may permit efficient construction and operation of a cable distribution system) and attractive demographics, including customers with higher income-per-household than their counterparts in non-metropolitan, secondary markets, leading to lower price sensitivity and a willingness to purchase a greater number of PSUs.

Our Strengths

We have a variety of strengths as a cable operator, stemming from, among other things, ongoing capital investments in our plant and our focus on serving customers in non-metropolitan markets. These strengths include the following:

Attractive markets. Our customers are located primarily in non-metropolitan, secondary markets with favorable competitive dynamics in comparison to major urban centers. In particular:

•	We tend to face less vigorous competition from telephone companies than cable operators in metropolitan markets.

•	Advances in technology come later to our markets—for example, very few of our competitors offer fiber-to the-home.

•	Our subscribers tend to be value-focused, enabling us to save costs by not carrying expensive programming options with low subscriber demand.

•	We are regionally diversified, reducing the impact that an economic downturn in a specific geographic market would have on our overall business.

Deep customer understanding. We have operated as a non-metropolitan cable business for over 20 years. In order to understand our customers’ demands and preferences, we have conducted daily customer research for nearly two decades and currently conduct thousands of customer satisfaction surveys per year. We believe we have gained valuable insight into how to serve customers in non-metropolitan markets, including with respect to providing an optimal mix of video channel options, price points and best-in-class customer service levels.

Superior broadband technology with ample unused capacity. We offer our residential and business data customers Internet products at faster speeds than those available from competitors in most of our markets. Our broadband plant consists of a hybrid fibercoax (HFC) system offering fiber-to-the-node with ample unused capacity. Our standard broadband offering for our residential customers since 2011 has been a download speed of 50 Mbps, which is at the high end of the range of standard residential offerings even today in our markets. Our enhanced broadband offering for our residential customers is currently a download speed of 70 Mbps, which we expect to raise to 100 Mbps by the end of 2015.

In addition, we have made significant investments in our business consistent with our strategic focus to enhance sales of residential data services and business services. We expect to complete substantial, multi-year plant and product enhancements by the end of 2016, which will increase our broadband capacity and reliability, as well as both the standard and enhanced download speeds that we offer our customers. These initiatives have caused us to incur several years of higher than usual capital spending. However, we believe the competitive benefits will be significant, particularly for data services.

•	In 2015, we expect to complete a three-year plant reinforcement project, which has already enhanced reliability and will expand average plant bandwidth to an average of 733 MHz when completed.

•	In 2016, we expect to complete a four-year video product conversion to all-digital distribution, which can free up approximately three-fourths of average plant bandwidth for data services at speeds up to and exceeding 1 Gigabit per second.

•	In 2015, we expect to complete an 18-month replacement of nearly all headend CMTS, allowing us to move from four-channel bonding to 24-channel bonding, a 600% increase. By January 2016, we expect a commensurate increase in high-speed capacity.

•	In 2014, we decreased the average number of data customers per unique serving area by 22% to below 200, by aggressively splitting service areas (fiber nodes), which substantially improves data throughput during periods of peak usage, minimizing disruptions in data access speeds to our customers.

We anticipate the foregoing capital projects will facilitate sustained increases in residential data and business services and customer satisfaction. We also believe that our levels of capital spending will decline going forward as these large projects are completed.

Low cost structure and competitive pricing. We believe our operating and capital costs, taken as a whole, are as low as or lower than any major cable operator. We attribute our low cost structure to a commitment to focusing on retaining our highest value customers, rather than seeking to obtain as many customers as possible, and the lower costs of operations available in a non-metropolitan market compared to a metropolitan market. In addition, because we operate our residential and business broadband data service with a competitive plant and cost structure, we are able to offer our customers both attractive pricing and compelling products.

Customer satisfaction. We have a customer focused approach, influencing how we are organized, how we sell our services and how we service our customers. For example, we offer a same-day-service guarantee in almost every one of our markets, which we believe none of our major competitors in our markets currently offer. We believe that our dedication to providing a differentiated customer experience is an important driver of our overall value proposition and creates loyalty, improves customer retention and drives increased demand for our services. We have always focused on customer satisfaction, with an emphasis on consistently benchmarking our customer satisfaction over time and relative to our competitors based on internally and externally generated customer-satisfaction data.

Associate satisfaction. We have also focused on employee, or associate, satisfaction, believing our customers’ satisfaction is tightly linked to our associate satisfaction. Associate satisfaction has been routinely measured over time internally and has been consistently high throughout the past decade, based on internal measurements. We currently measure our associate satisfaction annually. None of our employees have been unionized for over two decades.

Experienced management team. Our senior management team is comprised of senior executives who have significant experience in the cable industry. Our executive management team has an average tenure at Cable ONE (or its predecessors) of approximately 20 years, and we believe this team is deeply knowledgeable about cost and competitive conditions in our markets. They also understand and are deeply committed to our strategy, which we developed on a collaborative basis over many years.

Our Strategies

We have a multi-faceted strategy that builds upon our long track record of focusing on the right markets, the right products and the right customers, as well as controlling our operating and capital costs. More specifically, our strategy includes the following principal components:

Focus on larger non-metropolitan markets. We believe our decision over 20 years ago to concentrate on non-metropolitan markets has served us well and we intend to continue to focus on offering our products primarily in these markets. The cable economics of non-metropolitan markets, for which we have optimized our strategy and our operations, are different from cable operations in major cities, and yield positive operating results for our business. Because price points for services in non-metropolitan markets are generally lower, and customers in non-metropolitan markets tend to subscribe to fewer PSUs, our average revenue per user and PSUs are lower than they might be in metropolitan markets. However, many of our costs are lower than they would be in metropolitan markets. The dynamics of larger, non-metropolitan markets enable us to operate at attractive margins and earn substantial returns, while remaining consistent with our focus on meeting customer demand for low prices while simultaneously keeping costs down. In addition, we tend to face less vigorous competition from telephone companies than cable operators in metropolitan markets.

Maximize free cash flow and drive profitable growth. We concentrate on the products and customers that maximize our free cash flow and provide the best opportunity for profitable growth. We believe residential video and residential phone face inexorable long-term declines. With respect to the video product, programmers are charging higher rates for content to cable companies providing video services (often for content for which viewership is declining), and cable companies have had to choose between absorbing those increases to the detriment of their margins or passing on the full cost to customers, which adversely affects customer demand. At the same time, the rapid expansion of over-the-top offerings via the Internet has given customers new alternatives to cable companies’ video offerings. In addition, demand for cellular and smartphone offerings have reduced residential voice starts for us and others in our industry. As a result, we have reduced our focus on these two products and prioritized higher growth opportunities such as residential data and business services.

We have declined to cross-subsidize our video business with cash flow from our higher growth, higher margin products which has resulted in our residential video customers declining at a faster rate than the industry average. Our residential video customers decreased by 16.9% in 2014 versus 2013 and by 20.4% in the first three months of 2015 versus the same period of 2014. Residential video revenues also declined by $24.6 million, or 6.4%, in 2014 versus 2013, and by $9.3 million, or 9.6%, in the first three months of 2015 versus the same period of 2014. We attribute the slower decline in revenues in part to video rate increases and our ability to retain residential video customers with a relatively higher LTV, even as we suffer attrition from our video customers with a relatively lower LTV. While this strategy runs contrary to conventional wisdom in the cable industry, which puts heavy emphasis on video customer counts and maximizing the number of PSUs per customer by bundling services, we believe it best positions us for long-term success. For us, success in winning and retaining residential data and business services customers are far more important metrics than the number of triple-play customers we have.

Target higher value residential customers. Over the past three years, we have introduced rigorous analytics to determine the LTV of current and potential residential customers. We target marketing and customer service at customers who we believe are likely to produce the greatest free cash flow over the life of their service relationships with us, rather than seeking to obtain the highest possible number of new customers. We analyze the net present value of every residential start and seek to identify customers with relatively higher LTV than other potential customers. These high-LTV customers tend to be more likely than customers generally to buy data service rather than video service, less likely to contribute to overall customer churn and more likely to pay on time. By seeking to retain and sell more services to residential customers with a high LTV, we are significantly reshaping our customer base. This has enabled us to earn higher profits with fewer customers and PSU subscriptions. We believe that optimizing the LTV of data-only customers as video and voice cord-cutting accelerates is both a necessity and an opportunity for our business.

Drive growth in residential data and business services. We believe our residential data and business services products provide attractive current and future growth opportunities. Our disciplined prioritization of residential data and business services is reflected in everything we do, including pricing, the allocation of sales, marketing and customer service resources, capital spending and the way we conduct negotiations with suppliers, especially video suppliers. In 2014 and the first three months of 2015, we continued to further diversify our revenue streams away from video as residential data and business services represented 41.5% of our total revenue in 2014 versus 38.0% in 2013 and 44.4% of our total revenue in the first three months of 2015 versus 39.9% in the same period of 2014. Our residential data revenues grew to $265.7 million in 2014, a 5.3% increase versus 2013, and the percentage of our residential customers that were Internet-only grew by 50% from 2013 to 2014. Our residential data revenues grew to $69.1 million for the first three months of 2015, a 6.1% increase from the same period of 2014. We totaled 52% of our residential starts as Internet-only in 2014. We believe we have demonstrated that it is possible to decouple unit growth in our residential data and residential video businesses, which historically have been marketed as a package. Our Internet-only connects are growing significantly faster than any other segment of our residential business. We expect that in a few years a majority of our residential customers will be Internet-only and that annual revenues from residential data will represent the largest portion of our total annual revenues.

Our business services revenues grew to $72.8 million in 2014, an 18.5% increase versus 2013. In addition, our business services customers increased by 15.5% during the same period. Our business services revenues grew to $21.2 million for the first three months of 2015, a 17.3% increase from the same period of 2014. We expect to generate continued growth in business services by leveraging our existing infrastructure capabilities and footprint to offer higher broadband speeds than other providers in our markets and to expand our business services to attract more small, mid-size and enterprise business customers.

Continue our culture of cost leadership. We do not subscribe to the view that a mid-sized cable company cannot be successful because we believe that successful strategies that substitute focus for size can be as effective as the economies-of-scale strategy pursued by many of our competitors.

We believe our total combined operating and capital costs per PSU over the past decade have been lower than any larger cable company with publicly reported numbers and that our operating margins compare very favorably with those of significantly bigger firms in the cable industry. This is the antithesis of normal cable economies-of-scale expectations, where higher volumes are expected to create lower costs per PSU and increase operating margins. Rather than increasing our size and seeking cost savings through economies-of-scale, we have achieved our lower cost structure over many years by focusing on:

•	serving non-metropolitan, secondary markets and not expanding into metropolitan markets, which contain different customer dynamics and would require us to implement additional operational components;

•	the adoption of new technologies only after they have been tested by other companies in other markets, rather than incurring the level of capital expenditures necessary to be an early adopter of all new technologies;

•	implementing a virtually centralized call center to receive inbound customer service calls and dispatch technicians across all of our markets, while keeping the majority of our call center associates in our non-metropolitan markets;

•	standardizing our cable programming offerings across our markets, which reduces our customer service costs, in contrast to other cable companies that offer different programming packages in different markets;

•	eliminating as many non-value adding customer contacts as possible; and

•	recently, aligning our resources to emphasize increased sales of data services and sales to business customers, rather than committing resources equally to sales of all of our products.

We believe our strategy of focus has produced positive results. Since 2011, as of December 31, 2014, we have experienced a 60% reduction in bad debt; a 21% reduction in the frequency of telephone customer service calls, resulting in a 21% headcount reduction in telephone customer service personnel; a decline of 21% in the frequency of technicians being dispatched to customer locations, resulting in a 13% headcount reduction in the staff devoted to that function; and an overall headcount reduction of 308, representing a reduction, primarily through attrition, of more than 13% of our total workforce (now 2,022).

Balanced capital allocation. We are committed to a disciplined approach to evaluating acquisitions and internal investments, capital structure optimization and return of capital.

Our Products

Residential Video Services

Residential video services represented approximately 44.3% of our total revenues in 2014 and 43.3% of our total revenues in the first three months of 2015. We offer a broad variety of residential video services, generally ranging from a basic video service to a full digital service with access to hundreds of channels. Our basic video service generally consists of local networks, local community programming, such as governmental and public access, and certain other channels, such as weather, shopping and religious channels. Our digital video service includes national and regional cable networks, premium channels, music channels and an interactive, electronic programming guide with parental controls. Premium channels include networks such as HBO, Showtime, Starz and Cinemax that generally offer, without commercial interruption, movies, original programming, live sporting events and concerts and other features. Our digital video customers may also subscribe to our advanced services.

Our advanced video services include TiVo DVRs, which digitally record programming and pause and rewind live programming, and HD set-top boxes, which provide high-resolution picture quality, improved audio quality and a wide-screen format and allow our customers to access Internet content on their televisions.

Our TV Everywhere product enables our video customers to stream content on their computers, allowing them to watch our programming away from a television. Customers also have the ability to browse our program guide, search for programming and schedule DVR recordings from inside and outside the home online and through our mobile TV app. Our online offerings include many of our largest and most popular networks, including HBO and Cinemax.

Residential Data Services

Residential data services represented approximately 32.6% of our total revenues in 2014 and 34.0% of our total revenues in the first three months of 2015. We offer multiple tiers of data services with download speeds up to 70 Mbps to our residential customers. Our data services also include our Internet portal, http://home.cableone.net, which provides multiple e-mail addresses, as well as a variety of content and media from local, national and international providers including entertainment, games, news and sports. To meet the increasing bandwidth needs of our customers who use multiple Internet-connected devices in the home, our customers may lease wireless routers to maximize their wireless Internet speeds.

Residential Voice Services

Residential voice services represented approximately 7.7% of our total revenues in 2014 and 7.2% of our total revenues in the first three months of 2015. We provide residential voice services using VoIP to transmit digital voice signals over our network. Our voice services include unlimited local and long-distance calling, voicemail, call waiting, three-way calling, caller ID, anonymous call rejection and other features. Our voice services also provide international calling by the minute.

Business Services

We consider the video, voice and data services products we sell to our business customers as a separate product from our residential versions of these services. Business services represented approximately 8.9% of our total revenues in 2014 and 10.4% of our total revenues in the first three months of 2015. We offer multiple tiers of voice, video and data services for a variety of small to enterprise businesses. Business video packages range from a basic video service tier to a comprehensive video selection including variety, news and sports programming in high-definition. We offer our business customers data services with download speeds ranging from 30 Mbps to 75 Mbps, with varying upload speed options and the ability to have a single IP address, which increase their ability to provide uninterrupted services to their own customers. Business voice services packages range from one line to multi-line options including availability of all the most popular calling features like caller ID, call waiting, call forwarding and much more. We also lease fiber-optic cable capacity on a wholesale basis to our business customers.

Advertising

Advertising sales represented approximately 4.3% of our total revenues in 2014 and 3.7% of our total revenues in the first three months of 2015. Our agreements with each of our programmers provide that we may sell a specified amount of time on our programmers’ channels, during both local and national programming spots, to our advertising customers. We also produce television commercials for these customers. We also sell advertising space on select cable network websites.

Competition

We operate in highly competitive, subscriber-driven and rapidly changing environments and compete with a growing number of companies that provide a broad range of communications products, services and content to subscribers. Our competitors have historically included, and we expect will continue to include, over-the-air reception providers; DBS providers; telephone companies that offer Internet and video services through DSL technology or fiber-to-the-node networks; and other cable companies that have been granted a franchise to operate in a geographic market in which we are already operating.

Substantially all of our cable systems are in markets in which CenturyLink or AT&T is the established local telephone company and our primary competitor. The remainder of our cable systems are in markets where we compete with various other established telephone companies. AT&T (through its U-verse brand) and other companies have overbuilt approximately 25% of our markets with fiber-to-the-node or other high-speed networks, such that they are able to offer voice, video and data services with video and data services with high access speeds (albeit generally lower when compared to those that we offer). We believe that, on average, this rate is higher than the rate of overbuild faced by cable companies in other markets. However, less than 1% of the customers in our markets have access to fiber-to-the-home from our competitors. Fiber-to-the-home facilitates greater access speeds than we are able to offer through our fiber-to-the-node hybrid fibercoax (HFC) infrastructure at this time, although in the next few years we expect our access speeds to be comparable to those provided by fiber-to-the-home. In addition, on their own or via strategic partnerships with DBS operators that permit telephone companies to package the video programming services of DBS operators with telephone companies’ own DSL service, some telephone companies are competing with our video programming and data services. We also face increasing competition for residential voice services from wireless telephone companies, as some of our customers are replacing our landline telephone service completely with wireless service.

In addition, new entrants with significant financial resources may compete on a larger scale with our video and data services. Through Google Fiber, Google has launched data and video services in several areas of the country, and has announced plans to increase the number of cities in which it provides these services. Google’s infrastructure consists of fiber optic wirelines, which is technologically superior to the DSL technology of certain of our competitors.

In addition, a number of municipalities have announced plans to construct their own data networks with access speeds that match or exceed those of our own through the use of fiber optic technology. While historically municipalities in many of the markets we serve have been subject to state laws that restrain municipalities from providing broadband coverage through government-owned networks, President Obama has indicated that the FCC should consider preempting these state laws. In addition, in some cases, local government entities and municipal utilities may legally compete with us without obtaining a franchise from an LFA, reducing their barriers to entry into our markets. FCC preemption and the entrance of municipalities as competitors in our markets would add to the competition we face and could lead to additional customer attrition.

Our video business also faces substantial and increasing competition from other forms of in-home entertainment and recreational activities, including video games, mobile apps and Internet and other media companies. Internet and other media companies, including Google, Amazon, Apple, Sling TV and Netflix, increasingly offer video programming via over-the-top streaming on the Internet. Because of the significant size and financial resources of such companies, we anticipate that they will continue to invest resources in increasing the availability of video content on the Internet.

Employees

As of December 31, 2014, we had approximately 2,022 full-time employees, and none was represented by a union.

Regulation

Our video, data and voice operations are subject to various requirements imposed by the U.S. local, state and Federal governmental authorities. The regulation of certain cable rates pursuant to procedures established by

Congress has negatively affected our revenue. Certain other legislative and regulatory matters discussed in this section also have the potential to adversely affect our data, voice and video businesses.

Cable

U.S. Federal law requires or authorizes the imposition of a wide range of regulations on cable operations.

Franchising. We are required to obtain franchises from state or local governmental authorities to operate our cable systems. Those franchises typically are non-exclusive and limited in time, contain various conditions and limitations and provide for the payment of fees to the local authority, determined generally as a percentage of revenues. Failure to comply with all of the terms and conditions of a franchise may give rise to rights of termination by the franchising authority. The FCC has adopted rules designed to expedite the process of awarding competitive franchises and relieving applicants for competing franchises of some locally-imposed franchise obligations. This development, which is especially beneficial to new entrants, is expected to continue to accelerate the competition we are experiencing in the video service marketplace.

Rate Regulation. FCC regulations prohibit local franchising authorities or the FCC from regulating the rates that cable systems charge for certain levels of video cable service, equipment and service calls when those cable systems are subject to “effective competition.” The FCC has confirmed that some of the cable systems owned by Cable ONE fall within the effective-competition exemption. Nevertheless, monthly subscription rates charged for the basic tier of cable service, as well as rates charged for equipment rentals and service calls for many of our cable systems, remain subject to regulation by local franchising authorities in accordance with FCC rules.

“Must-Carry” and Retransmission Consent. U.S. Federal law provides that a television broadcast station may, subject to certain limitations, insist on carriage of its signal on cable systems located within the station’s prescribed area. As a result, certain of our cable systems must carry broadcast stations that we might not otherwise have elected to carry.

In other cases, we have been required to provide consideration to broadcasters to obtain retransmission consent, such as commitments to carry other program services offered by a station or an affiliated company, to purchase advertising on a station or to provide advertising availabilities on cable to a station, or to provide cash compensation. This development results in increased operating costs for cable systems, which ultimately increases the rates cable systems charge subscribers. In March and November 2014, the FCC and Congress imposed new requirements in this area including restrictions on broadcasters’ ability to jointly negotiate with cable providers for carriage of their stations, and the FCC is seeking comment on possible new regulations in this area, including possibly eliminating rules preventing cable and satellite providers from carrying duplicating network or syndicated programming under certain circumstances, which could affect our business.

Pole Attachments. U.S. Federal law requires most telephone and power utilities to charge reasonable rates to cable operators for utilizing space on utility poles or in underground conduits. In May 2010 and again in April 2011, the FCC adopted new requirements relating to pole access and construction practices that were expected to improve the ability of cable operators to attach to utility poles on a timely basis and to lower the pole attachment rate for telecommunications services. In October 2013, the U.S. Supreme Court declined to review a lower court’s decision to uphold the FCC’s pole attachment regulations. We cannot predict the extent to which these and other rule changes will affect our ability over time to secure timely access to poles at reasonable rates. As a general matter, changes to our pole attachment rate structure could significantly increase our annual pole attachment costs.

U.S. Federal Copyright Issues. The U.S. Federal Copyright Act of 1976, as amended, gives cable systems the ability, under certain terms and conditions and assuming that any applicable retransmission consents have been obtained, to retransmit the signals of television stations pursuant to a compulsory copyright license.

The U.S. Federal Copyright Office is considering requests for clarification and revisions of certain cable compulsory copyright license reporting requirements, and from time to time, other revisions to the cable compulsory copyright rules are considered. We cannot predict the outcome of any such inquiries. However, it is possible that changes in the rules or copyright compulsory license fee computations or compliance procedures could have an adverse effect on our business by increasing copyright compulsory license fee costs or by causing us to reduce or discontinue carriage of certain broadcast signals that we currently carry on a discretionary basis.

Telephone Company Competition. U.S. Federal law permits telephone companies to offer video programming services. Over the past decade, telephone companies have pursued multiple strategies to enter the market for the delivery of multichannel video programming services, such as partnering with DBS operators or obtaining local franchise agreements. Increased competition from telephone companies that provide competing services could have a material effect on our business.

Over-the-Top Video Programming. The continued proliferation of broadband services in the United States has enabled cable programmers and broadcast television stations to “stream” their video content to consumers over the Internet. Although we have benefited generally from the growth in broadband due to our role as a provider of broadband services, the continued and growing availability of cable programming and broadcast television content on the Internet may result in less demand for our cable service offering. Some providers of cable service are marketing their own version of over-the-top video programming, thus enabling their subscribers to access cable programming outside of their home or business. In addition, online video distributors and other over-the-top video distributors have begun to stream broadcast programming over the Internet. Broadcasters challenged this practice, and in June 2014 the Supreme Court determined that such streaming requires the consent of the applicable copyright owner. In December 2014, the FCC opened a proceeding concerning how over-the-top providers should be classified for purposes of the FCC’s rules. We cannot predict the outcome of these proceedings, how widespread these practices may become or the extent to which the integrated functionality and ease of use of the cable platform will continue to appeal to the majority of our subscribers.

Wireless Services. Beginning in 2004, the FCC adopted rule changes that allowed the 2.5 GHz band to be used for nonvideo services and permitted transmitters to be deployed in cellular patterns. As a result of FCC rule changes that began in 2004, the 2.5 GHz and other frequency bands, including the 1.7 GHz and 2.1 GHz bands in which the FCC auctioned spectrum in 2006, are now being adopted for the delivery of two-way broadband digital data and high-speed Internet access services capable of covering large areas.

In 2008, the FCC auctioned spectrum in the 700 MHz band, which historically has been used for television broadcasting, and it is expected that this additional spectrum will be used to deliver broadband, video and other services to mobile devices. Although it is not yet clear what effect, if any, the increased availability of mobile video services will have on the cable industry, these developments likely will increase the number of competitive alternatives to our services.

The FCC is in the process of preparing to auction additional spectrum, including spectrum currently in the television broadcast band, for use by wireless broadband providers. These rules will provide for both the auction of spectrum and a “repacking,” whereby the FCC would require certain broadcast stations to move to new channel allotments so as to free up a nationwide block of spectrum for wireless broadband use. The availability of more spectrum to enable wireless video services over time will create additional competitive alternatives to cable services. The FCC has indicated the auction will take place in 2016, but we cannot predict when this will occur or the effect it may have on us.

Set-Top Boxes. Congress, the FCC and other government agencies have for some time been developing and implementing regulations that affect the types of set-top boxes that cable operators can lease or deploy to their subscribers. In 2010, for example, the FCC initiated a regulatory proceeding to consider whether it should require all multichannel video program distributors, which include cable operators, to develop and provide a new, universal set-top box solution that allows access to both online and traditional video.

In 2011, the FCC initiated a rulemaking proceeding to review a rule prohibiting encryption of the basic service tier, which prevented cable operators from activating and deactivating basic cable services remotely, without sending a technician to the applicable consumer’s home or business. In 2012, the FCC amended its rules to allow cable operators to encrypt the basic service tier in all-digital cable systems if they comply with certain consumer-protection measures, thus relieving many consumers of the need to wait at home to receive a technician to activate or expand services.

Also in 2012, the FCC clarified and waived until June 2, 2014, the “open industry standard” that requires cable set-top boxes to include a recordable, Internet Protocol (IP)-based output. In April 2014, the FCC found that a further waiver of the IP-based output rule until June 1, 2015 is appropriate. Although these requirements are expected to impose costs on cable operators, they now have additional time in which to comply.

In January 2013, the Department of Energy tentatively designated set-top boxes and network equipment as covered consumer products and proposed to adopt a new test procedure for set-top boxes as part of its Energy Conservation Program for Consumer Products and Certain Commercial and Industry Equipment. Imposing energy conservation regulations on cable industry products could impede innovation and upgrades in set-top boxes and be costly to the cable industry. In September 2013, a representative group of video service providers (not including Cable ONE), consumer electronics companies, and energy advocates announced a Voluntary Agreement for Ongoing Improvement to the Energy Efficiency of Set-Top Boxes, which established a five-year written commitment to continue improvements in the energy efficiency of set-top boxes. In light of this agreement, in December 2013 the Department of Energy withdrew its proposed rules to designate set-top boxes and network equipment as a covered product and to establish a test procedure for set-top boxes, but stated that it would consider reinitiating the rulemaking. We cannot predict when, whether or to what extent any of the issues will be resolved or how they will affect our operations.

Disability Access. In September 2010, Congress passed the Twenty-First Century Communications and Video Accessibility Act, or the “CVAA”. The CVAA directs the FCC to impose additional accessibility requirements on cable operators. For example, cable operators that serve 50,000 or more subscribers must provide 50 hours of video description per calendar quarter, during prime time or on children’s programming, on each channel on which they carry one of the top five national non-broadcast networks. In addition, cable operators of all sizes must pass through video description that is provided for each broadcast station or non-broadcast network that they carry. Compliance imposes certain costs on us. The CVAA also directs the FCC to adopt rules to help ensure that persons with disabilities have access to video programming and related information. In October 2013 the FCC adopted a requirement that equipment used by consumers to access video programming and other services offered by cable operators make on-screen text menus and guides for the display or selection of video programming audibly accessible to individuals who are blind or visually impaired. The compliance deadline for these new rules is December 2016 (subject to certain exceptions). In October 2013, the FCC also initiated a proceeding to consider additional rules. We cannot predict the extent to which these new requirements may impose new costs on us.

Other Requirements. The FCC regulates various other aspects of cable operations, including certain terms for commercial leased access, signal leakage, distant broadcast station signals and technical standards. We cannot predict whether, when or to what extent changes to these and other regulations may affect our operations or costs.

Data

Broadband Internet access service, which we currently offer on virtually all of our cable systems, is classified as an “information service” in the United States. As a result, Internet access service is not subject to the full panoply of regulations that applies to “cable services” or “telecommunications services” under the Communications Act, nor is it subject to state or local government regulation.

Although broadband data access service is not regulated, regulations that distinguish between interference with subscriber access and reasonable network management are evolving and, over time, could begin to interfere with our ability to manage our network or provide services to our subscribers. In 2010, the FCC imposed certain “net neutrality” obligations on providers of broadband data access services. In January 2014, a Federal court vacated the anti-discrimination and anti-blocking requirements of the FCC’s net neutrality obligations, but left the disclosure requirements in place. In order to continue to provide data services at attractive prices, we need the continued flexibility to develop and refine business models that respond to changing consumer uses and demands and to manage bandwidth usage efficiently, including, potentially, by charging our data customers higher rates based on usage-based billing. Our ability to continue to implement speed tiers or usage-based billing may be restricted by further legislative or regulatory efforts to impose net-neutrality requirements on cable operators. On February 26, 2015 the FCC elected, by a 3-2 vote, to reclassify broadband data service as a “telecommunications service, authorizing the FCC to subject broadband data service to traditional common carriage regulation under Title II of the Communications Act. Under a Title II framework, the FCC may regulate the rates we charge our customers for broadband data services, as well as the rates companies providing backbone connection arrangements charge us. Imposition of new net neutrality obligations could cause Cable ONE to incur certain compliance costs.

Although not specifically regulated as a service, broadband data access is subject to many of the same U.S. Federal and state privacy laws that apply to other electronic communications. These include the U.S. Federal Electronic Communications Privacy Act, which addresses interceptions of electronic communications that are in transit; the Stored Communications Act, which addresses acquisitions of electronic data in storage; and other Federal and state privacy laws and regulations. As the collection and use of consumer data becomes more prevalent in the communications industry, our compliance obligations may grow. We cannot predict whether, when or to what extent these obligations may impose costs on our business.

Voice

Voice Over Internet Protocol (VoIP). Cable companies, including Cable ONE and others, offer voice over Internet Protocol service, which permits users to make voice calls over broadband communications networks, including the Internet. U.S. Federal law preempts state and local regulatory barriers to the offering of voice service by cable companies and others, and the FCC and U.S. Federal courts generally have preempted state laws that seek to regulate or classify VoIP.

The FCC has held that VoIP services are IP-enabled services, which are interstate in nature and thus subject exclusively to the FCC’s U.S. Federal jurisdiction. This decision was upheld on appeal, although the FCC has an ongoing proceeding to consider whether VoIP services provided by cable companies and others are properly classified as an “information service,” “telecommunications service” or some other new category of service. This determination, once made, could have numerous regulatory implications for cable companies that provide VoIP services, including us. Although the FCC has yet to ascribe a regulatory definition to VoIP services, the FCC nevertheless has imposed a number of obligations on interconnected VoIP service providers, some of which are discussed more fully below.

Emergency 911 Services. The FCC has ruled that an interconnected VoIP service provider that enables its customers to make calls to and receive calls from persons who use the public switched telephone network must provide its customers with the same enhanced 911, or “E911”, features that traditional telephone and wireless companies are obligated to provide. This requirement was upheld on appeal. The FCC is currently assessing whether additional rules related to the provision of E911 services by interconnected VoIP service providers should be adopted. For example, in February 2014 the FCC issued a notice of proposed rulemaking to consider whether to establish indoor location requirements when E911 calls are made by interconnected VoIP subscribers.

CALEA. FCC regulations require providers of interconnected VoIP service to comply with the requirements of the Communications Assistance for Law Enforcement Act, or “CALEA”, which requires covered entities and their equipment suppliers to deploy equipment that law enforcement officials can access readily for lawful wiretap purposes.

Universal Service. The FCC has determined that interconnected VoIP service providers must contribute to the USF. The amount of a company’s USF contribution is based on a percentage of revenues earned from end-user interstate and international interconnected VoIP services. We are permitted to recover these contributions from its customers. In October 2011, the FCC adopted an order and new rules intended to transition the USF so that it supports the build out of broadband, rather than telecommunications facilities. The order principally addressed the manner in which universal service funds will be distributed to network operators for broadband build out. In April 2012, the FCC initiated a proceeding that focused on reforming the nature and manner in which entities should contribute to the USF and at what levels. We cannot predict whether and how such reform will occur and the extent to which it may affect providers of VoIP services, including us and our competitors. The FCC’s 2011 universal service reform order was subject to both reconsideration requests and appeals, and in May 2014 the U.S. Court of Appeals for the Tenth Circuit upheld the order in its entirety. A number of parties have filed petitions with the U.S. Supreme Court seeking review of that decision, and we cannot predict whether the Supreme Court will review the case or what actions it will take. In November 2010, the FCC determined that states may impose state USF fees on interconnected VoIP service providers subject to certain limitations and requirements. State USF contributions are based on a percentage of revenues earned from end-user intrastate interconnected VoIP services, and we are typically permitted to recover these contributions from our customers. We cannot predict whether or how the imposition of such state-based universal service fees will affect our operations and business.

Intercarrier Compensation. The order and new rules adopted by the FCC in October 2011 in connection with universal service reform also addressed intercarrier compensation and specified that “VoIP-PSTN traffic,” that is, traffic exchanged over public switched telephone network facilities that originates and/or terminates in IP format, which includes interconnected VoIP traffic, is subject to intercarrier compensation obligations either on the basis of specified default charges or through negotiated rates. The FCC’s order is the subject of both reconsideration requests and appeals, and the U.S. Court of Appeals for the Tenth Circuit upheld the order in its entirety. A number of parties have filed petitions with the U.S. Supreme Court seeking review of that decision, and Cable ONE cannot predict whether the Supreme Court will review the case or what actions it will take. Future FCC determinations regarding the rates, terms and conditions for transporting and terminating such traffic could have a profound and material effect on the profitability of providing voice and data services.

Customer Proprietary Network Information. In 2007, the FCC adopted rules expanding the protection of Customer Proprietary Network Information, or “CPNI”, and extending CPNI protection requirements to providers of interconnected VoIP service. CPNI is information about the quantity, technical configuration, type, location and amount of a voice customer’s use. These requirements generally have increased the cost of providing interconnected VoIP service, as providers now must implement various safeguards to protect CPNI from unauthorized disclosure.

Access for Persons With Disabilities. FCC regulations require providers of interconnected VoIP services to comply with all disability access requirements that apply to telecommunications carriers, including the provision of telecommunications relay services for persons with speech or hearing impairments. The FCC also has adopted reporting requirements associated with disability access obligations. We and other interconnected VoIP service providers must also contribute to the interstate Telecommunications Relay Service Fund to support such access. These requirements generally have had the effect of increasing the cost of providing VoIP services.

Service Discontinuance and Outage Obligations. In 2009, the FCC adopted rules subjecting providers of interconnected VoIP services to the same service discontinuance requirements applicable to providers of wireline telecommunication services. In 2012, the FCC adopted mandatory outage reporting requirements for interconnected VoIP service providers, which apply when customers of interconnected VoIP service lose service or connectivity and, as a result, are unable to access 911 service. Along with other FCC actions described in this section, which impose legacy telecom obligations on interconnected VoIP providers, this development will subject our interconnected VoIP services to greater regulation and, therefore, greater burdens and costs.

Regulatory Fees. The FCC requires interconnected VoIP service providers to contribute to shared costs of FCC regulation through an annual regulatory fee assessment. These fees have increased our cost of providing

VoIP services. In 2012, the FCC initiated a proceeding to reform the regulatory fee regime in light of marketplace changes. The FCC from time to time revises its regulatory fees and sometimes creates new fees. We cannot predict when or the extent to which the FCC will adopt new rules or regulatory fees affecting VoIP service providers, which could affect our cost of doing business.

Local Number Portability. Providers of interconnected VoIP services and their “numbering partners” must ensure that their subscribers have the ability to port their telephone numbers when changing service providers. We, along with other providers of interconnected VoIP service, must contribute funds to cover the shared costs of local number portability and the costs of North American Numbering Plan Administration. In October 2007, the FCC adopted a notice of proposed rulemaking to consider whether additional numbering requirements, such as allowing consumers access to abbreviated dialing codes like 211 and 311, should be applied to interconnected VoIP service providers. Although consumers’ ability to port their existing telephone numbers to interconnected VoIP service has created additional opportunities for us to gain voice customers, the local number portability and associated rules overall have had the effect of increasing the cost of providing VoIP service.

Regulatory Reform. The FCC recently initiated proceedings to address requests to end or alter regulation of certain traditional telecommunications networks. The requests ask the FCC to take a variety of actions to change the nature and manner in which these networks are regulated. The issues raised in these requests are driven in part by changes in technology. We cannot predict whether or to what extent the FCC will act on these requests or how that will affect our business.

Rural Calling Issues. In October 2013, the FCC adopted new rules to combat problems with the completion of long-distance calls to rural areas. The new rules apply detailed record keeping, record retention and reporting requirements on all voice providers, including VoIP service providers, subject to certain exceptions. The rules also prohibit VoIP service providers (and other voice providers) from using false audible ringing when originating calls. Compliance with these new rules could have the effect of increasing the cost of providing VoIP services.

Reporting Requirements for Special Access Services. The FCC has initiated a proceeding to collect certain data to evaluate its Special Access Services rules. As part of that proceeding, the FCC has imposed a mandatory data collection obligation on all providers and purchasers of Special Access Services as well as some entities, including Cable ONE, that provide best efforts business broadband data access services, meaning that they may advertise download and upload speeds that may be in excess of those actually provided to consumers, so long as they implement their best efforts to provide the advertised speeds. We cannot predict whether or how compliance with the data collection requirements will affect our operations and business.

Properties

Our headquarters, which we purchased in 2012, and other corporate offices are located in Phoenix, AZ. The majority of the offices and head-end facilities of our individual cable systems are located in buildings owned by us. Most of the tower sites used by us are leased. In addition, we house call-center operations in 40,800 square feet of rented space in Phoenix under a lease that will expire December 31, 2015. We intend to relocate our call-center operations to our headquarters following the expiration of this lease.

Legal Proceedings

In the ordinary course of business, we periodically receive claims from third parties alleging that our network and IT infrastructure infringes the intellectual property rights of others. We are generally named as joint defendants in these suits together with other providers of video, voice and data. Typically these claims allege that aspects of our cable system architecture, electronic program guides, cable modem technology and VoIP services infringe on process patents held by third parties. In addition, we have been subject to various civil lawsuits in the ordinary course of business, including contact disputes, actions alleging negligence, invasion of privacy, violations of applicable wage and hour laws and statutory and common law claims involving various other matters. We do not view any of these proceedings as material to our business, and are currently not subject to any other material legal proceedings.

Emerging Growth Company Status

We are an emerging growth company, as defined in the JOBS Act. For as long as we are an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements and exemptions from the requirement of holding a nonbinding advisory vote on executive compensation and stockholder approval on golden parachute compensation not previously approved.

Although we are still evaluating the JOBS Act, we may take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us as long as we qualify as an emerging growth company, except that we have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 102(b) of the JOBS Act.

Under the JOBS Act, we will remain an emerging growth company until the earliest of:

•	the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement filed under the Securities Act;

•	the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; and

•	the date on which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our results of operations and financial condition together with our accompanying historical and pro forma financial statements and the notes thereto included elsewhere in this Information Statement, as well as the discussion in the section of this Information Statement entitled “Business.” This discussion contains forward-looking statements that involve risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts, but rather are based on current expectations, estimates, assumptions and projections about the cable industry and our business and financial results. Forward-looking statements often include words such as “anticipates,” “estimates,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance in connection with discussions of future operating or financial performance. Accordingly, undue reliance should not be placed on any forward-looking statement made by us or on our behalf. Our actual results may vary materially from those expressed or implied by these forward-looking statements due to a number of factors, including those discussed in the sections of this Information Statement entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”

Introduction

Management’s discussion and analysis of financial condition and results of operations, or “MD&A”, is a supplement to the accompanying financial statements and provides additional information about our operations, current developments, financial condition, cash flows and results of operations. MD&A is organized as follows:

•	Overview. This section provides a general description of our business, as well as recent developments we believe are important in understanding our results of operations and financial condition or in understanding anticipated future trends.

•	Results of Operations. This section provides an analysis of our results of operations for the three months ended March 31, 2015 and 2014 and for each of the three years ended December 31, 2014.

•	Financial Condition: Liquidity and Capital Resources. This section provides a discussion of our current financial condition and an analysis of our cash flows for the three months ended March 31, 2015 and 2014 and for each of the three years ended December 31, 2014. This section also provides a discussion of our contractual obligations and commitments, off-balance sheet arrangements and customer credit risk. Included in this section is a discussion of the amount of financial capacity available to fund our future commitments and ongoing operating activities.

•	Critical Accounting Policies. This section identifies and summarizes those accounting policies that we consider important to our results of operations and financial condition, require significant judgment and require significant estimates on the part of management in application.

•	Market Risk Management. This section presents information about our market sensitive financial instruments and exposure to market risk as of December 31, 2014.

Overview

Spin-Off Transaction

On November 13, 2014, Graham announced plans for the complete legal and structural separation of the Cable Business from Graham. To effect the separation, Graham will complete the Internal Transactions described under “Certain Relationships and Related Party Transactions—Agreements with Graham—Separation and Distribution Agreement”. Following the Internal Transactions, Cable ONE will hold the Cable Business. The Spin-Off will be completed by way of a dividend of Cable ONE shares held by Graham to the holders of Graham Class A Common Stock and Graham Class B Common Stock, on a pro rata basis, as of the Record Date. Cable

ONE will have a single class of common stock. We expect that the distribution of Cable ONE common stock will be tax-free to holders of Graham common stock for U.S. Federal income tax purposes. Following the Spin-Off, Graham stockholders will own 100% of the outstanding shares of common stock of Cable ONE and Cable ONE will operate as an independent, publicly traded company.

The completion of the Spin-Off is conditioned on, among other things, authorization and approval of the Internal Transactions and Distribution by the Graham Board; the receipt of a legal opinion that, subject to the accuracy of and compliance with certain representations, warranties and covenants, the Distribution should qualify for non-recognition of gain and loss under Section 355 of the Code; the SEC declaring effective our Registration Statement on Form 10; and the completion of the Internal Transactions. See “Summary of the Spin-Off—Conditions to the Spin-Off.” The fulfillment of the conditions to the completion of the Spin-Off will not create any obligation on the part of Graham to complete the Spin-Off. Graham has the right not to complete the Spin-Off if, at any time, the Graham Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Graham or its stockholders or is otherwise not advisable.

Our Business

We are a fully integrated provider of data, voice and video services in 19 Midwestern, Western and Southern states. We provide these broadband services to residential and business customers in 38 cable systems covering over 400 cities and towns. The markets we serve are primarily non-metropolitan, secondary markets, with 75% of our customers located in five states: Mississippi, Idaho, Oklahoma, Texas and Arizona. Our biggest customer concentrations are in the Mississippi Gulf Coast region and in the greater Boise, Idaho, region. We are the tenth-largest cable system operator in the United States based on customers and revenues in 2014, making services available to approximately 1,477,000 homes in the United States as of March 31, 2015.

As of March 31, 2015, we provided service to 678,091 residential and business customers out of approximately 1,477,000 homes passed. Of these customers, 421,331 subscribed to video services, 496,579 to data services and 145,393 to voice services.

We generate revenues through five primary products. Ranked by share of our total revenue in 2014 they are residential video (44.3%), residential data (32.6%), business services (data, voice and video – 8.9%), residential voice (7.7%) and advertising sales (4.3%). The profit margins, growth rates and capital intensity of our five products vary significantly due to competition and product maturity. In 2014 our operating cash flow margins for residential data and business services were approximately 4 and 5 times greater, respectively, than for residential video. We define operating cash flow margin for a product line as operating cash flow attributable to that product line divided by revenue attributable to that product line (see the section entitled “Summary Historical Financial Data” for the definition of operating cash flow and a reconciliation of operating cash flow to income from operations, which is the most directly comparable GAAP measure). This margin disparity is largely the result of significant programming costs and retransmission fees incurred to deliver residential video services, which in each of 2012, 2013 and 2014 represented between 50% and 60% of total residential video revenues (in addition to the other material direct and indirect costs associated with residential video). None of our other product lines has direct costs representing as substantial a portion of revenues as programming costs and retransmission fees represent for residential video, and indirect costs are allocated equally on a per PSU basis. Programming costs and retransmission fees have a meaningfully lower impact on business services margins than residential video because business services include video, data and voice, diminishing the relative impact of programming costs and retransmission fees on that product line as a whole.

Prior to 2012, we were focused on growing revenues through subscriber retention and growth in overall PSUs. To that end, our strategies consisted of, among others, offering promotional discounts to new and existing subscribers adding new services and to subscribers purchasing more than one service offering.

Since 2012, we have adapted our strategy to face the relatively recent trend, affecting the entire cable industry, of declining margins in residential video and voice services. We believe these declining margins are due to competition from other content providers, high levels of market penetration and increasing use of wireless voice services in addition to, or instead of, wireline voice. From 2013 through the first quarter of 2015, we shifted our focus away from maximizing customer PSUs and towards growing and maintaining our higher margin businesses, namely data and business services. Separately, we have also focused on retaining customers with a relatively high LTV, who are less attracted by discounting, require less support and churn less.

The trends described above have impacted our four largest product lines in the following ways:

•	Residential data. Cable ONE experienced growth in the number of its residential data customers and revenues from sales to residential data customers in 2012, 2013, 2014 and the first quarter of 2015. We expect this growth to continue due to projected increases in the number of potential customers for us to serve: there are still a number of households in our markets that do not subscribe to data services from any provider. We expect to capture a portion of these customers and anticipate capturing additional market share from existing data subscribers due to our recent upgrades in broadband capacity and our ability to offer higher access speeds than our competitors.

While rate of growth in residential data customers and revenues have also increased slightly on a year-on-year basis in 2012, 2013, 2014, and the first quarter of 2015, we do not expect this increase in growth rates to continue. Instead, we anticipate a slow decline in these rates, mainly as a result of increasing customer penetration diminishing the number of potential new subscribers.

•	Residential video. Residential video service is a competitive and highly-penetrated business. As we focus on the higher-margin businesses of residential data and business services, we are de-emphasizing our residential video business and, as a result, expect video revenues to decline in the future. We expect that the rate of decline will be slow because of the anticipated reduction in the number of our residential video customers being offset by increasing video ARPUs. ARPUs are increasing as a result of programming cost increases being passed on through video price increases at the subscriber-level.

•	Residential voice. We have experienced declines in residential voice customers as a result of homes in the United States deciding to terminate their landline voice service and exclusively use wireless voice service. We believe this trend will continue because of competition from wireless voice service. Revenues from residential voice customers have declined since 2012 and we believe this decline will continue.

•	Business services. We have experienced significant growth in business voice, video and data customers and revenues and expect this to continue. We attribute this growth to our strategic focus, beginning in 2013 and expected to continue in the future, on increasing sales to business customers. Margins in products sold to business customers have remained attractive, and we expect this trend to continue.

We continue to experience increased competition, particularly from telephone companies, cable overbuilders, over-the-top video providers and satellite television providers. Because of the levels of competition we face, we believe it is important to make investments in our infrastructure. We are investing at an aggressive pace by increasing cable plant capacities and reliability, launching all-digital video services and increasing data capacity by moving from four-channel bonding to 24-channel bonding, a 600% increase. We believe these investments are necessary to remain competitive. However, we anticipate that a significant amount of these capital projects will be completed in the near-term, freeing up sources of cash that would otherwise have been used on such investments.

The Spin-Off provides us the opportunity to further tailor our strategies to achieve greater operational focus and drive our return on investment. Our goals are to continue to grow residential data and business services and to maintain profit margins to deliver strong cash flow. To achieve these goals, we intend to continue our focus-driven cost management, remain focused on customers with high LTV and follow through with a planned investment in broadband plant upgrades.

Our business is subject to extensive governmental regulation. Such regulation has led to increases in our operational and administrative expenses. In addition, we could be significantly impacted by changes to the existing regulatory framework, whether triggered by legislative, administrative or judicial rulings. On February 26, the FCC voted to use its Title II authority to regulate broadband Internet services. Chairman Wheeler has indicated that, under this regime, the FCC will forbear from systematic rate regulation at the subscriber-level, which we believe will permit us to continue to manage data usage efficiently by establishing appropriate rates. However, we cannot predict whether or not future changes to the regulatory framework that are inconsistent with Chairman Wheeler’s announcement will occur. See “Risk Factors—Risks Relating to Regulation and Legislation—The profitability of our data services offerings may be impacted by legislative or new requirements on cable operators.”

Results of Operations

Basis of Presentation

The accompanying financial information has been prepared in accordance with generally accepted accounting principles (GAAP) in the United States and reflects the historical Statements of Operations, Balance Sheets, Statements of Parent Company Equity and Statements of Cash Flows of Cable ONE for the periods presented.

The accompanying financial information was derived from the consolidated financial statements and accounting records of Graham. This financial information has been prepared solely to present Cable ONE’s historical results of operations, financial position and cash flows for the indicated periods as it was historically managed. Our historical financial information does not reflect changes that we expect to experience in the future as a result of our separation from Graham, including changes in the financing, cash management, operations, cost structure and personnel needs of our business.

During the periods presented, Cable ONE functioned as part of the larger group of companies controlled by Graham and accordingly Graham provided certain support and overhead functions to Cable ONE. These functions include finance, human resources, legal, information technology, general insurance, risk management and other corporate functions. The costs of such services have been allocated to Cable ONE based on the most relevant allocation methods to the service provided. Management believes such allocations are reasonable and were consistently applied; however, they may not be indicative of the actual expense that would have been incurred had Cable ONE been operating on a stand-alone basis. Refer to Note 11 to our historical audited financial statements included elsewhere in this Information Statement for details on these allocations.

Cable ONE participates in a centralized approach to cash management and in financing its operations managed by Graham. Cash is transferred to Graham and Graham funds Cable ONE’s operating and investing activities as needed. Accordingly, cash and cash equivalents at the Graham level have not been allocated to Cable ONE in our historical financial statements included elsewhere in this Information Statement. Cash transfers to and from Graham’s cash management accounts are included within net transfers to and from Graham in the Statements of Parent Company Equity. Graham third-party debt and the related interest expense has not been allocated to Cable ONE for any of the periods presented as Cable ONE was not the legal obligor on the debt and Graham borrowings were not directly attributable to Cable ONE’s business.

Certain of Cable ONE’s eligible employees participate in the pension, post-retirement and deferred compensation plans of Graham. When Cable ONE becomes a stand-alone, independent entity, these employees will remain entitled to the benefits under these plans accrued prior to the Spin-Off, but will no longer accrue additional benefits under these plans. In addition, the liabilities in respect of the accrued benefits of Cable ONE employees under certain of these plans will remain at Graham (to the extent such liabilities are not already held by Cable ONE). Therefore, the allocation of related expenses to Cable ONE in respect of these plans will not be reflected on the Cable ONE’s financial statements in the periods following the Spin-Off. Allocations were equal to $1.1 million and $1.0 million for the three months ended March 31, 2015 and 2014, respectively, in respect of defined benefit plans and $0.1 million and $0.2 million for the three months ended March 31, 2015 and 2014, respectively, in respect of defined contribution plans. Allocations were equal to $3.9 million, $4.1 million and $2.9 million, in 2014, 2013 and 2012, respectively, in respect of defined benefit plans and $0.7 million, $1.0 million and $1.4 million in 2014, 2013 and 2012, respectively, in respect of defined contribution plans. However, deferred compensation and unfunded SERP benefits for current and former Cable ONE employees will be assumed by Cable ONE following the Spin-Off, and will be reflected in Cable ONE’s financial statements post Spin-Off. See “Executive Compensation—Treatment of Defined Benefit Pension Plans in Connection with the Spin-Off” and “—Treatment of Defined Contribution Plan Benefits in Connection with the Spin-Off” for additional information.

The obligation for U.S. Federal and certain state income taxes attributable to the tax period prior to the Spin-Off will be retained by Cable ONE, along with related deferred tax assets and liabilities. With respect to general insurance and workers’ compensation liabilities, it is expected that Cable ONE will assume financial responsibility. See “Certain Relationships and Related Party Transactions—Agreements with Graham—Separation and Distribution Agreement” and “Certain Relationships and Related Party Transactions—Agreements with Graham—Tax Matters Agreement” for additional information.

Also, in connection with the Spin-off, Cable ONE intends to distribute much of its cash, except for certain operating cash and about $100 million, to Graham while Cable ONE expects to incur indebtedness in an aggregate principal amount of approximately $550 million. See “Liquidity and Capital Resources” for more information on Cable ONE’s capitalization plan.

As Cable ONE did not operate as a stand-alone entity during the periods presented, the financial information included in this Information Statement may not necessarily be indicative of Cable ONE’s future performance and may not necessarily reflect what its financial position, results of operations or cash flows would have been had it operated as a stand-alone entity during the periods presented.

Customer Counts By Primary Products

For the twelve months ended March 31, 2015, Cable ONE had a reduction of 121,295 residential PSUs, representing a decline of 10.9%. Including business customers, Cable ONE had a reduction of 111,287 PSUs, representing a decline of 9.5%, and a reduction of 35,919 total customer relationships, representing a decline of 5.0% for the twelve months ended March 31, 2015.

During the first quarter of 2015, Cable ONE had a reduction of 28,354 residential PSUs, representing a 2.8% decline from December 31, 2014. Including business customers, Cable ONE had a reduction of 25,881 PSUs during the first quarter of 2015, representing a 2.4% decline from December 31, 2014, and a reduction of 8,580 total customer relationships, representing a 1.2% decline from December 31, 2014.

During 2014, Cable ONE had a reduction of 101,204 residential PSUs, representing a 9.0% decline, from December 31, 2013. Including business customers, Cable ONE had a reduction of 91,522 PSUs in 2014, representing an 7.8% decline from December 31, 2013.

During 2013, Cable ONE had a reduction of 61,200 residential PSUs, representing a 5.2% decline, from December 31, 2012. Including business customers, Cable ONE had a reduction of 51,066 PSUs in 2013, representing a 4.1% decline from December 31, 2012.

The following table provides an overview of selected customer data for our cable systems for the time periods specified:

	As of
Customer Counts	March 31, 2015	March 31, 2014	December 31, 2014	December 31, 2013	December 31, 2012
Residential video customers (1)	406,522	510,461	436,370	525,004	580,756
Residential data customers (2)	456,896	449,654	449,839	439,032	430,689
Residential voice customers (3)	125,372	149,970	130,935	154,312	168,103

Total residential (4)	988,790	1,110,085	1,017,144	1,118,348	1,179,548

Business video customers (5)	14,809	14,102	14,847	13,890	12,859
Business data customers (6)	39,683	34,514	38,615	33,599	28,546
Business voice customers (7)	20,021	15,889	18,578	14,869	10,819

Total business (8)	74,513	64,505	72,040	62,358	52,224

Total PSUs (9)	1,063,303	1,174,590	1,089,184	1,180,706	1,231,772

Total customers	678,091	714,010	686,671	712,910	731,413

	Twelve Months Ended March 31, 2015
Annual Net Gain/(Loss)	Change	% Change
Residential video customers (1)	(103,939)	(20.4)
Residential data customers (2)	7,242	1.6
Residential voice customers (3)	(24,598)	(16.4)

Total residential (4)	(121,295)	(10.9)

Business video customers (5)	707	5.0
Business data customers (6)	5,169	15.0
Business voice customers (7)	4,132	26.0

Total business (8)	10,008	15.5

Total PSUs (9)	(111,287)	(9.5)

Total customers	(35,919)	(5.0)

	Year Ended		% Change
Annual Net Gain/(Loss)	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Residential video customers (1)	(88,634)	(55,752)	(16.9)	(9.6)
Residential data customers (2)	10,807	8,343	2.5	1.9
Residential voice customers (3)	(23,377)	(13,791)	(15.1)	(8.2)

Total residential (4)	(101,204)	(61,200)	(9.0)	(5.2)

Business video customers (5)	957	1,031	6.9	8.0
Business data customers (6)	5,016	5,053	14.9	17.7
Business voice customers (7)	3,709	4,050	24.9	37.4

Total business (8)	9,682	10,134	15.5	19.4

Total PSUs (9)	(91,522)	(51,066)	(7.8)	(4.1)

Total customers	(26,239)	(18,503)	(3.7)	(2.5)

(1)	Residential video customers include all basic residential customers who receive video services and may have one or more digital set-top boxes or cable cards deployed. Residential bulk multi-dwelling accounts are included in our video customer count.
(2)	Residential data customers include all residential customers who subscribe to our data service.
(3)	Residential voice customers include all residential customers who subscribe to our voice service. Residential customers who take multiple voice lines are only counted once in the total.

(4)	Total residential customers represents the sum of residential video, residential data and residential voice customers, not counting additional outlets within one household.
(5)	Business video customers included are commercial accounts.
(6)	Business data customers consist of commercial accounts that receive data service via a cable modem and commercial accounts that receive broadband service optically, via fiber connections.
(7)	Business voice customers are commercial accounts that subscribe to our voice service, and on average have 1.7 and 1.6 voice lines per customer as of March 31, 2015 and 2014, respectively; and 1.7, 1.6 and 1.5 voice lines per customer as of December 31, 2014, 2013 and 2012, respectively.
(8)	Total business represents the sum of business video, business data and business voice customers.
(9)	Total PSUs represents the sum of all residential and business video, data and voice customers.

In recent years, Cable ONE’s customer mix has shifted, causing subscribers to move from triple-play packages to single and double-play. This is because some residential video customers have defected to DBS services and OTT offerings in lieu of video and more households have discontinued landline voice service. In addition, Cable ONE has focused on selling data-only packages to new customers rather than on cross-selling video to these customers. The majority of Cable ONE’s 2014 new residential installations were data-only customers, and management expects that the majority of Cable ONE’s residential customers will be data-only within a few years. 52% of Cable ONE’s total residential starts in 2014 were data-only.

First Quarter 2015 Compared to First Quarter 2014

Revenues

Revenues declined $5.6 million, or 2.7%, due primarily to residential video and voice customer losses, partially offset by increases in residential data customers, growth in revenues from Cable ONE’s business services and the impact of video rate increases, along with a reduction in promotional discounts. Revenues from our business services grew due to increases in business video, data and voice customers.

Revenue by service offering was as follows for the three months ended March 31, 2015 and 2014, together with the percentages of revenue that each item represented for the periods presented:

	Three Months Ended March 31,
	2015		2014		2015 vs. 2014
(in thousands)	Revenues	% of Revenues	Revenues	% of Revenues	Change	% Change
Residential video	$87,917	43.3	$97,217	46.6	$(9,300)	(9.6)
Residential data	69,056	34.0	65,107	31.2	3,949	6.1
Residential voice	14,565	7.2	16,330	7.8	(1,765)	(10.8)
Business services	21,160	10.4	18,042	8.7	3,118	17.3
Advertising sales	7,573	3.7	8,132	3.9	(559)	(6.9)
Other	2,638	1.4	3,718	1.8	(1,080)	(29.0)

Total revenues	$202,909	100	$208,546	100	$(5,637)	(2.7)

For residential services, average monthly revenue per unit was as follows for the three months ended March 31, 2015 and 2014:

	Three Months Ended March 31		2015 vs. 2014
	2015	2014	Change	% Change
Residential video (1)	$69.54	$62.59	$6.95	11.1
Residential data (1)	50.77	48.84	1.93	4.0
Residential voice (1)	37.88	35.78	2.10	5.9

(1)	Average monthly per unit values represent the applicable residential service quarterly revenue divided by the corresponding average of customers at the beginning and end of each quarter.

Residential video service revenues declined $9.3 million, or 9.6%, due primarily to basic video customer losses and digital customers purchasing fewer digital tiers of service, partially offset by video rate increases and a reduction in promotional discounts.

Residential data service revenues increased $3.9 million, or 6.1%, due primarily to an increase in residential data customers, a reduction in price discounting and subscribers purchasing enhanced data packages (which are more expensive than standard data packages).

Residential voice service revenues declined $1.8 million, or 10.8%, due primarily to declines in residential voice customers.

Business services increased $3.1 million, or 17.3%, due to growth in Cable ONE’s business video, data and voice services to small and medium-sized businesses.

Advertising revenues declined $0.6 million, or 6.9%, due to the negative impact of decreased video subscribers on the number of viewers available to be reached by ad spots.

Other revenues decreased $1.1 million, or 29.0%, due to the impact of a decreased number of customer relationships on installation, reconnects and late charges.

Operating Costs and Expenses

Operating expenses (excluding depreciation and amortization) declined $6.6 million, or 7.5%, due primarily to a 20.4% reduction in residential video customers, which significantly reduced programming costs. Also, effective April 1, 2014, we elected not to renew our contract for 15 Viacom networks. In total, programming costs declined 11.1%. Operating expenses were also down from lower voice service expense, partially offset by modest increases in technical, Internet and information technology expenses. Operating expenses (excluding depreciation and amortization) as a percentage of revenues were 40.1% and 42.1% for the three months ended March 31, 2015 and 2014, respectively.

Selling, general and administrative costs increased $1.8 million, or 3.8%, due to a $2.6 million increase in migration and maintenance costs incurred in relation to Cable ONE’s billing system, as well as a $1.0 million increase in corporate overhead costs allocated by Graham. These increases were partially offset by a reduction in sales and bad debt expenses. Selling, general and administrative expenses as a percentage of revenues were 24.3% and 22.8% for three months ended March 31, 2015 and 2014, respectively.

Depreciation and amortization increased $2.6 million, or 7.7%, largely as a result of significant capital additions in 2014.

Income from Operations

Income from operations declined $3.4 million, or 8.7%, due to declines in revenue accompanied by an increase in depreciation and selling, general and administrative costs, offset by a reduction in operating expenses.

We continue to focus on higher margin services, namely data and business services. Business services revenue increased 17.3% on a 15.5% increase in business PSUs. Overall, business services comprised 10.4% of our total revenue for the first quarter of 2015, compared to 8.7% of our total revenue for the first quarter of 2014. Due to rapidly rising programming rates and shrinking margins, video sales now have less value and emphasis. As residential video customers are down 20.4% from March 31, 2014, programming costs have been reduced significantly.

Provision for Income Taxes

Our provision for income taxes decreased $1.2 million, or 7.9%. Our effective tax rate for the first quarter of 2015 was 38.4%, compared to 38.1% for the first quarter of 2014.

Net Income

As a result of the factors described above, our net income was $22.1 million for the first quarter of 2015, as compared to $24.3 million for the first quarter of 2014.

2014 Compared to 2013

Revenues

Revenues declined $10.9 million, or 1.3%, due primarily to residential video and voice customer losses, partially offset by increases in residential data customers, growth in revenues from Cable ONE’s business services and the impact of video rate increases, along with a reduction in promotional discounts. Revenues from our business services grew due to increases in business video, data and voice customers.

Revenue by service offering was as follows for the years ended December 31, 2014 and 2013, together with the percentages of revenue that each item represented for the periods presented:

	Year Ended December 31,
	2014		2013		2014 vs. 2013
(in thousands)	Revenues	% of Revenues	Revenues	% of Revenues	Change	% Change
Residential video	$360,973	44.3	$385,596	46.7	$(24,623)	(6.4)
Residential data	265,718	32.6	252,296	30.6	13,422	5.3
Residential voice	62,396	7.7	74,992	9.1	(12,596)	(16.8)
Business services	72,775	8.9	61,401	7.4	11,374	18.5
Advertising sales	35,362	4.3	35,237	4.3	125	0.4
Other	17,588	2.2	16,185	1.9	1,403	8.7

Total revenues	$814,812	100	$825,707	100	$(10,895)	(1.3)

For residential services, average monthly revenue per unit was as follows for 2014 and 2013:

	Year Ended December 31		2014 vs. 2013
	2014	2013	Change	% Change
Residential video (1)	$62.58	$58.12	$4.46	7.7
Residential data (1)	49.82	48.35	1.48	3.1
Residential voice (1)	36.46	38.77	(2.31)	(6.0)

(1)	Average monthly per unit values represent the applicable residential service revenue divided by the corresponding average of customers at the beginning and end of each year.

Residential video service revenues declined $24.6 million, or 6.4%, due primarily to basic video customer losses and digital customers purchasing fewer digital tiers of service, partially offset by video rate increases and a reduction in promotional discounts.

Residential data service revenues rose $13.4 million, or 5.3%, due primarily to an increase in residential data customers, a reduction in price discounting and successfully encouraging subscribers to purchase enhanced data packages (which are more expensive than standard data packages).

Residential voice service revenues declined $12.6 million, or 16.8%, due primarily to declines in residential voice customers.

Business services increased $11.4 million, or 18.5%, due to growth in Cable ONE’s business video, data and voice services to small and medium-sized businesses.

Advertising revenues were even with the prior year. This was driven by higher national sales, offset by decreased local sales.

Other revenues increased $1.4 million, or 8.7%.

Operating Costs and Expenses

Operating expenses (excluding depreciation and amortization) declined $23.2 million, or 6.6%, due primarily to a 16.9% reduction in residential video customers which significantly reduced programming costs. Also, effective April 1, 2014, we elected not to renew our contract for 15 Viacom networks. In total, programming costs declined 9.7%. Operating expenses were also down from lower voice service expense, partially offset by modest increases in technical, Internet and information technology expenses. Operating expenses (excluding depreciation and amortization) as a percentage of revenues were 40.3% and 42.5% for years ended December 31, 2014 and 2013, respectively.

Selling, general and administrative costs increased $4.5 million, or 2.4%, due to higher information system costs, partially offset by a reduction in sales and bad debt expenses. Selling, general and administrative expenses as a percentage of revenues were 23.2% and 22.3% for years ended December 31, 2014 and 2013, respectively.

Depreciation and amortization increased $8.5 million, or 6.7%, largely as a result of significant capital additions in 2014 and 2013.

Income from Operations

Income from operations was down slightly in 2014, as revenue declines were accompanied by an increase in depreciation and selling, general and administrative costs, offset by a reduction in operating expenses.

We continue to focus on higher margin services, namely data and business services. Business services revenue increased 18.5% on a 15.5% increase in business PSUs. Overall, business services comprised 8.9% of our total revenue in 2014. Due to rapidly rising programming rates and shrinking margins, video sales now have less value and emphasis. As residential video customers are down 16.9% from 2013, program costs have been reduced significantly.

Other Income (Expense)

In 2006, we purchased wireless licenses for $22.2 million as part of the FCC Advanced Wireless Services Auction. The wireless licenses were purchased so that we would be able to offer wireless services to customers in our service territories if we believed that business prospects for these services were favorable. In July 2014, we sold the wireless spectrum licenses for $98.8 million, and a pre-tax gain of $75.2 million is included in connection with these sales ($48.2 million on an after-tax basis). We never utilized the wireless licenses in our operations, so the related gain on sale was recorded in “Other Income”. Additionally, prior to the sale, the wireless licenses were classified as indefinite-lived intangible assets on our balance sheet. Therefore no amortization expense was recorded during the periods that we owned the wireless licenses.

Provision for Income Taxes

Our effective tax rate in 2014 was 38.1%, compared to 36.4% in 2013 due to higher state income tax expense.

Net Income

As a result of the factors described above, our net income was $147.3 million for 2014, as compared to $104.5 million for 2013.

2013 Compared to 2012

Revenues

Revenues rose $20.7 million, or 2.6%, due to increases in residential data customers, growth in revenues from Cable ONE’s business services and the impact of residential video rate increases and a reduction in promotional discounts. This growth was offset by a decrease in revenues due to residential video and voice customer losses. Revenues from our business services grew due to increases in business video, data and voice customers.

Revenue by service offering was as follows for the years ended December 31, 2013 and 2012, together with the percentages of revenue that each item represented for the periods presented:

	Year Ended December 31,
	2013		2012		2013 vs. 2012
(in thousands)	Revenues	% of Revenues	Revenues	% of Revenues	Change	% Change
Residential video	$385,596	46.7	$373,503	46.4	$12,093	3.2
Residential data	252,296	30.6	245,474	30.5	6,822	2.8
Residential voice	74,992	9.1	80,826	10.0	(5,834)	(7.2)
Business services	61,401	7.4	51,188	6.4	10,213	20.0
Advertising sales	35,237	4.3	36,272	4.5	(1,035)	(2.9)
Other	16,185	1.9	17,729	2.2	(1,544)	(8.7)

Total revenues	$825,707	100	$804,992	100	$20,715	2.6

For residential services, average monthly revenue per unit was as follows for 2013 and 2012:

	Year Ended December 31,		2013 vs. 2012
	2013	2012	Change	% Change
Residential video (1)	$58.12	$52.27	$5.85	11.2
Residential data (1)	48.35	47.67	0.67	1.4
Residential voice (1)	38.77	39.77	(1.00)	(2.5)

(1)	Average monthly per unit values represent the applicable residential service revenue divided by the corresponding average of customers at the beginning and end of each year.

Residential video service revenues increased $12.1 million, or 3.2%, which is due primarily to video rate increases and a reduction in promotional discounts, partially offset by basic video customer losses and customers purchasing fewer tiers of service.

Residential data service revenues rose $6.8 million, or 2.8%, which is due primarily to an increase in residential data customers.

Residential voice service revenues declined $5.8 million, or 7.2%, which is due to declines in residential voice customers.

Business services increased $10.2 million, or 20.0%, due to growth in Cable ONE’s business video, data and voice services to small and medium-sized businesses.

Advertising revenues decreased $1.0 million, or 2.9%. This decrease was driven by lower national and internal third-party sales.

Other revenues decreased $1.5 million, or 8.7%.

Costs and Expenses

Operating expenses (excluding depreciation and amortization) increased $4.3 million, or 1.2%, which is due primarily to higher information technology, Internet, technical and programming costs, partially offset by reduced voice service expenses. Operating expenses (excluding depreciation and amortization) as a percentage of revenues were 42.5% and 43.1% for years ended December 31, 2013 and 2012, respectively.

Selling, general and administrative expenses increased $3.6 million, or 2.0%, due principally to higher sales and marketing costs, partially offset by a reduction in bad debt expense. Selling, general and administrative expenses as a percentage of revenues were 22.3% and 22.5% for years ended December 31, 2013 and 2012, respectively.

Depreciation and amortization declined $1.0 million, or 0.8%.

Income from Operations

Income from operations increased $13.9 million, or 9.2%, primarily due to revenue increases outpacing operating and selling, general and administrative expense increases.

Provision for Income Taxes

Our effective tax rate in 2013 was 36.4%, compared to 37.5% in 2012, due to lower state income tax expense.

Net Income

As a result of the factors described above, our net income was $104.5 million for 2013, as compared to $93.9 million for 2012.

Financial Condition: Liquidity and Capital Resources

Liquidity

Our cash flow from operations have been distributed to Graham on a periodic basis, and we have historically relied on Graham to fund our working capital requirements and other cash requirements. However, during the periods presented the annual amount of our cash flow from operations has exceeded the annual amount provided to us by Graham to fund our working capital and other cash requirements. Therefore, we believe that existing cash balances, including the proceeds of about $100 million of indebtedness incurred by us in connection with the Spin-off and not distributed to Graham, and operating cash flows will provide adequate funds to support our current operating plan and make planned capital expenditures for the next 12 months. However, our ability to fund operations and make planned capital expenditures depends on future operating performance and cash flows, which, in turn, are subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond our control.

During the first quarter of 2015, our cash and cash equivalents increased by $2.7 million and at March 31, 2015, we had approximately $9.1 million of cash on hand, compared to $6.4 million at December 31, 2014. During 2014, our cash and cash equivalents increased by $0.2 million and at December 31, 2014, we had approximately $6.4 million of cash on hand, compared to $6.2 million at December 31, 2013.

At March 31, 2015, we had a working capital deficit of $35.1 million. At December 31, 2014 and 2013, we had a working capital deficit of $45.5 million and $58.4 million, respectively. In connection with the Spin-Off, we expect to incur indebtedness in an aggregate principal amount of approximately $550 million of which approximately $450 million will be distributed to Graham prior to the consummation of the Spin-Off. It is currently anticipated that this indebtedness will consist of senior notes or term loans, or a combination of the foregoing.

Our net cash provided by operating activities, as reported in our Statements of Cash Flows, was $55.8 million and $56.2 million for the three months ended March 31, 2015 and 2014, respectively. Our net cash provided by operating activities, as reported in our Statements of Cash Flows, was $205.8 million in 2014, compared to $236.6 million in 2013 and $231.0 million in 2012. The decline in 2014 is due to an increase in income tax expense in 2014 from the cable wireless spectrum license sales. The increase in 2013 is due to improved earnings.

We expect to fund our estimated capital needs primarily through internally generated funds and the proceeds of about $100 million of indebtedness incurred by us in connection with the Spin-Off and not distributed to Graham. In management’s opinion, Cable ONE will have ample liquidity to meet its various cash needs for the next twelve months.

Capital Expenditures

We have significant ongoing capital expenditure requirements. Capital expenditures are funded primarily by cash on hand and cash flows from operating activities. Capital expenditures were $37.4 million for the three months ended March 31, 2015, and we expect to spend between $140 million to $165 million on capital expenditures for the remainder of 2015. Capital expenditures were $177.4 million in 2014, $141.9 million in 2013 and $156.6 million in 2012.

Cable ONE has adopted capital expenditure disclosure guidance as supported by the NCTA. These disclosures are not required under GAAP, nor do they impact Cable ONE’s accounting for capital expenditures under GAAP.

The following table presents our major capital expenditure categories in accordance with NCTA disclosure guidelines for the three months ended March 31, 2015 and the years ended December 31, 2014, 2013 and 2012. The amounts below include assets acquired during the year, whereas the amounts reflected in our Statements of Cash Flows are based on cash payments made during the relevant periods.

	For the Three Months Ended March 31, 2015	For the Year Ended December 31,
(in thousands)		2014	2013	2012
Customer premise equipment	$9,707	$38,122	$34,087	$43,629
Commercial	1,178	4,164	5,265	4,549
Scaleable infrastructure	7,915	61,568	24,609	24,048
Line extensions	1,627	7,065	6,350	5,997
Upgrade/rebuild	6,762	23,319	37,245	16,957
Support capital	4,104	31,549	52,690	55,345

Total	$31,293	$165,787	$160,246	$150,525

Contractual Obligations and Contingent Commitments

In the first quarter of 2015, Cable ONE entered into a new programming purchase commitment of $17.1 million, substantially related to 2016.

The following is a summary of our contractual obligations as of December 31, 2014:

(in thousands)	2015	2016	2017	2018	2019	Thereafter	Total
Programming purchase commitments (1)	$171,433	$130,938	$63,458	$58,407	$61,035	$61,048	$546,319
Operating leases	1,336	705	475	227	209	977	3,929
Other purchase obligations (2)	46,174	24,682	7,044	3,341	2,138	3,987	87,366

Total	$218,943	$156,325	$70,977	$61,975	$63,382	$66,012	$637,614

(1)	Includes programming commitments that are reflected in our historical financial statements included elsewhere in this Information Statement and commitments to purchase programming to be produced in future years.
(2)	Includes purchase obligations related to capital projects and other legally binding commitments. Other purchase orders made in the ordinary course of business are excluded from the table above. Any amounts for which Cable ONE is liable under purchase orders are reflected in Cable ONE’s Balance Sheets as accounts payable and accrued liabilities.

Programming and content purchases represent contracts that Cable ONE has with cable television networks and broadcast stations to provide programming services to its subscribers. The amounts included above represent estimates of the future programming costs for these contract requirements and commitments based on subscriber numbers and tier placement as of December 31, 2014 applied to the per-subscriber rates contained in these contracts. Actual amounts due under such contracts may differ from the amounts above based on the actual subscriber numbers and tier placements. In addition, programming purchases sometimes occur pursuant to non-binding commitments, which are not reflected in the summary above.

The following items are not included as contractual obligations due to various factors discussed below. However, we incur these costs as part of our operations:

•	We rent utility poles used in our operations. Generally, pole rentals are cancellable on short notice, but we anticipate that such rentals will recur. Rent expense for pole attachments was approximately $5.5 million, $5.4 million and $5.3 million in 2014, 2013 and 2012, respectively.

•	We pay franchise fees under multi-year franchise agreements based on a percentage of revenues generated from video service per year. Franchise fees and other franchise-related costs included in the Statements of Operations were $16.7 million, $18.4 million and $17.9 million in 2014, 2013 and 2012, respectively.

•	We have cable franchise agreements requiring the construction of cable plant and the provision of services to customers within the franchise areas. In connection with these obligations under existing franchise agreements, we obtain surety bonds or letters of credit guaranteeing performance to municipalities and public utilities and payment of insurance premiums. Such surety bonds and letters of credit as of December 31, 2014 and 2013 totaled $4.6 million. Payments under these arrangements are required only in the event of nonperformance. We do not expect that these contingent commitments will result in any amounts being paid.

Off-Balance Sheet Arrangements

Cable ONE does not have any off-balance-sheet arrangements or financing activities with special-purpose entities (SPEs). Transactions with related parties, as discussed in Note 11 to our historical financial statements included elsewhere in this Information Statement, are in the ordinary course of business and are conducted on an arm’s-length basis.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the financial statements. On an ongoing basis, Cable ONE evaluates its estimates and assumptions. Cable ONE bases its estimates on historical experience and other assumptions believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

An accounting policy is considered to be critical if it is important to Cable ONE’s financial condition and results and if it requires management’s most difficult, subjective and complex judgments in its application. For a summary of all of Cable ONE’s significant accounting policies, see Note 2 to our historical financial statements included elsewhere in this Information Statement.

Goodwill and Other Intangible Assets

Cable ONE has a significant amount of goodwill and indefinite-lived intangible assets that are reviewed at least annually for possible impairment.

	As of December 31
(in millions)	2014	2013
Goodwill and indefinite-lived intangible assets	$581.8	$604.0
Total assets	$1,262.0	$1,248.3
Percentage of goodwill and indefinite-lived intangible assets to total assets	46%	48%

Cable ONE performs its annual goodwill and indefinite-lived intangible assets impairment test as of November 30. Goodwill and indefinite-lived intangible assets are reviewed for possible impairment between annual tests if an event occurred or circumstances changed that would more likely than not reduce the fair value of the reporting unit or indefinite-lived intangible assets below its carrying value.

Goodwill

Cable ONE tests its goodwill at the reporting unit level, which is an operating segment or one level below an operating segment. Cable ONE initially performs an assessment of qualitative factors to determine if it is necessary to perform the two-step goodwill impairment test. Cable ONE tests goodwill for impairment using the two-step process if, based on its assessment of the qualitative factors, it determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, or if it decides to bypass the qualitative assessment. The first step of the goodwill impairment test compares the estimated fair value of a reporting unit with its carrying amount, including goodwill. This step is performed to identify potential impairment, which occurs when the carrying amount of the reporting unit exceeds its estimated fair value. The second step of the goodwill impairment test is only performed when there is a potential impairment and is performed to measure the amount of impairment loss at the reporting unit. During the second step, Cable ONE allocates the estimated fair value of the reporting unit to all of the assets and liabilities of the unit (including any unrecognized intangible assets). The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. The amount of the goodwill impairment is the difference between the carrying value of the reporting unit’s goodwill and the implied fair value determined during the second step.

Cable ONE had three reporting units as of December 31, 2014. As of November 30, 2014, in connection with Cable ONE’s annual impairment testing, Cable ONE assessed goodwill using the quantitative approach at the three reporting units and performed the two-step goodwill impairment process. Cable ONE’s policy requires the performance of a quantitative impairment review of the goodwill at least once every three years.

Cable ONE used a discounted cash flow model, and where appropriate, a market value approach was also utilized to supplement the discounted cash flow model to determine the estimated fair value of its reporting units. Cable ONE made estimates and assumptions regarding future cash flows, discount rates, long-term growth rates and market values to determine each reporting unit’s estimated fair value. The methodology used to estimate the fair value of Cable ONE’s reporting units on November 30, 2014, was consistent with the one used during the previous quantitative review performed as of November 30, 2011.

Cable ONE made changes to certain of its assumptions utilized in the discounted cash flow models for 2014 compared with the previous quantitative review to take into account changes in the business and overall economic environment, regulations and their impact on Cable ONE’s businesses. The key assumptions used by Cable ONE were as follows:

•	Expected cash flows underlying Cable ONE’s business plans for the periods 2015 through 2024 were used. The expected cash flows took into account historical growth rates, the effect of the changed economic outlook of the business, industry challenges and an estimate for the possible impact of any applicable regulations and other initiatives.

•	Cash flows beyond 2024 were projected to grow at a long-term growth rate, which Cable ONE estimated by considering historical market growth trends, anticipated cable system performance and expected market conditions.

•	Cable ONE used a discount rate of 7% to risk adjust the cash flow projections in determining the estimated fair value.

The fair value of each of the reporting units exceeded its respective carrying value by a margin in excess of 50% as of November 30, 2014. It is possible that impairment charges could occur in the future, given the inherent variability in projecting future operating performance.

Indefinite-Lived Intangible Assets

Cable ONE initially assesses qualitative factors to determine if it is more likely than not that the fair value of its indefinite-lived intangible assets is less than its carrying value. Cable ONE compares the fair value of the indefinite-lived intangible asset with its carrying value if the qualitative factors indicate it is more likely than not that the fair value of the asset is less than its carrying value or if it decides to bypass the qualitative assessment. Cable ONE records an impairment loss if the carrying value of the indefinite-lived intangible assets exceeds the fair value of the assets for the difference in the values. Cable ONE uses a discounted cash flow model, and in certain cases, a market value approach is also utilized to supplement the discounted cash flow model to determine the estimated fair value of the indefinite-lived intangible assets. Cable ONE makes estimates and assumptions regarding future cash flows, discount rates, long-term growth rates and other market values to determine the estimated fair value of the indefinite-lived intangible assets.

Cable ONE’s $496.3 million of intangible assets with an indefinite life as of December 31, 2014 are principally from franchise agreements. These franchise agreements result from agreements Cable ONE has with state and local governments that allow Cable ONE to contract and operate a cable business within a specified geographic area. Cable ONE expects its cable franchise agreements to provide Cable ONE with substantial benefit for a period that extends beyond the foreseeable horizon, and Cable ONE historically has obtained renewals and extensions of such agreements for nominal costs and without material modifications to the agreements. Cable ONE grouped the recorded values of its various cable franchise agreements into regional cable systems or units of account.

As of November 30, 2014, Cable ONE performed a quantitative analysis to test the franchise agreements for impairment. The key assumptions used by Cable ONE to determine the fair value of its franchise agreements as of November 30, 2014, were as follows:

•	Expected cash flows underlying Cable ONE’s business plans for the periods 2015 through 2024 were used, with the assumption that the only assets the unbuilt start-up cable systems possess are the various franchise agreements. The expected cash flows took into account the estimated initial capital investment in the system region’s physical plant and related start-up costs, revenues, operating margins and growth rates. These cash flows and growth rates were based on forecasts and long-term business plans and take into account numerous factors, including historical experience, anticipated economic conditions, changes in the cable systems’ cost structures, homes in each region’s service area, number of subscribers based on penetration of homes passed by the systems and expected revenues per subscriber.

•	Cash flows beyond 2024 were projected to grow at a long-term growth rate, which Cable ONE estimated by considering historical market growth trends, anticipated cable system performance and expected market conditions.

•	Cable ONE used a discount rate of 7% to risk adjust the cash flow projections in determining the estimated fair value.

The estimated fair value of Cable ONE’s franchise agreements exceeded their respective carrying values by a margin in excess of 50% as of November 30, 2014. There is always a possibility that impairment charges could occur in the future, given changes in the cable market and the U.S. economic environment, as well as the inherent variability in projecting future operating performance.

Property, Plant and Equipment

The cable industry is capital intensive, and a significant portion of Cable ONE’s resources is spent on capital activities associated with extending, rebuilding, and upgrading its cable network.

	As of December 31
(in millions)	2014	2013
Property, plant and equipment	$616.2	$595.1
Total assets	$1,262.0	$1,248.3
Percentage of property, plant and equipment to total assets	49%	48%

Total capital expenditures for the year ended December 31,
2014		$177.4
2013		$141.9
2012		$156.6

Costs incurred with network construction, initial customer installations, installations of refurbishments and the addition of network equipment necessary to provide new or advanced video services, are capitalized. These costs consist of materials, subcontractor labor, direct consulting fees, and internal labor and related costs associated with the construction activities. The internal costs that are capitalized consist of salaries and benefits of Cable ONE employees and the portion of facility costs, including rent, taxes, insurance and utilities, that support the construction activities. These costs are depreciated over the estimated life of the plant (10 to 12 years) and headend facilities (10 years). Costs of operating the plant and the technical facilities, including repairs and maintenance, are expensed as incurred.

Costs incurred to connect businesses or residences that have not been previously connected to the infrastructure or digital platform are also capitalized. These costs include materials, subcontractor labor, internal labor, and other related costs associated with the connection activities. New connections are amortized over the estimated useful lives of 10 years. The costs related to reconnection, programming service up- and down- grade, repair and maintenance, and disconnection activities are expensed as incurred.

The estimated useful lives assigned to our property, plant and equipment are reviewed on an annual basis or more frequently if circumstances warrant and such lives are revised to the extent necessary due to changing facts and circumstances. Any changes in estimated useful lives are reflected prospectively.

Recent Accounting Pronouncements. See Note 2 to our historical financial statements included elsewhere in this Information Statement for a discussion of recent accounting pronouncements.

Market Risk Management

Market risk is the potential gain/loss arising from changes in market rates and prices, such as interest rates. Our financial instruments subject to market risk at December 31, 2014 are not significant.

MANAGEMENT

The following table presents information, as of April 17, 2015, concerning our directors and executive officers following the Spin-Off, including a five-year employment history and any directorships held by our directors in other public companies.

Name	Age	Position with Cable ONE
Mr. Thomas O. Might	63	Director and Chief Executive Officer
Ms. Naomi M. Bergman	51	Director
Mr. Brad D. Brian	62	Director
Mr. Thomas S. Gayner	53	Director
Mr. Alan G. Spoon	63	Director
Mr. Wallace R. Weitz	65	Director
Ms. Katharine B. Weymouth	48	Director
Ms. Julia M. Laulis	52	President and Chief Operating Officer
Mr. Michael E. Bowker	46	Senior Vice President, Chief Sales and Marketing Officer
Mr. Kevin P. Coyle	63	Senior Vice President and Chief Financial Officer
Mr. Stephen A. Fox	49	Senior Vice President, Chief Technology Officer
Mr. Alan H. Silverman	61	Senior Vice President, General Counsel, Director of Administration and Secretary

Mr. Thomas O. Might

Mr. Might has been Chief Executive Officer of Cable ONE since 1994, and served as President of Cable ONE from 1994 to 2014.

Mr. Might joined The Washington Post Company in 1978 as assistant to publisher Donald E. Graham. He was promoted to Vice President-Production in 1982 and served in that position until 1987, when he became Vice President-Production and Marketing. In 1991, Mr. Might was named Vice President-Advertising Sales.

In 1993, Mr. Might was promoted to President and Chief Operating Officer of Post-Newsweek Cable, The Washington Post Company’s cable television division. He became President and Chief Executive Officer in 1994.

Mr. Might was a Combat Engineer Officer in the United States Army from 1972 to 1976. Mr. Might brings to the Board his knowledge of Cable ONE’s business and his experience and expertise in the cable industry.

Ms. Naomi M. Bergman

Since 2007, Ms. Bergman has been the President of Bright House Networks, LLC, one of the leading cable companies in the United States. In addition, Ms. Bergman serves as Chair of the Society of Cable Television Engineers Foundation and is a director of the Cable Center and Adaptive Spirit. She serves on the Federal Communications Commission Technical Advisory Committee and the CableLabs Technical Advisory Committee.

Ms. Bergman serves as a Trustee at the University of Rochester. In April 2009, Ms. Bergman received the Distinguished Vanguard Award for Leadership, which is the National Cable and Telecommunications Association’s highest award that recognizes significant and effective leadership in the cable and telecommunications industry. Ms. Bergman brings to the Board her experience and expertise in the cable and telecommunications industry.

Mr. Brad D. Brian

Mr. Brian is a national trial lawyer at the California law firm Munger, Tolles & Olson LLP, having been with the firm for over 30 years. A complex civil and criminal litigator, Mr. Brian is a Fellow in the American College of Trial Lawyers and the International Academy of Trial Lawyers. Mr. Brian has represented numerous Fortune 500 corporations in lawsuits and government investigations. This work has included trials, regulatory investigations and internal corporate investigations. He also has defended companies against more than 40 lawsuits filed under the qui tam provisions of the False Claims Act. Mr. Brian is the co-editor of Internal Corporate Investigations (ABA 3rd Ed. 2007).

Mr. Brian brings to the Board his experience as a trial lawyer and understanding of legal matters that may arise at Cable ONE.

Mr. Thomas S. Gayner

Mr. Gayner has served as President and Chief Investment Officer of Markel Corporation, a publicly traded financial holding company headquartered in Glen Allen, Virginia, since May 2010. He also served as a director of Markel Corporation from 1998 to 2003. Since 1990, he has served as President of Markel-Gayner Asset Management Corporation. Previously, he was a certified public accountant at PricewaterhouseCoopers LLP and a Vice President of Davenport & Company LLC in Virginia. Mr. Gayner serves on the boards of Graham, Colfax Corporation, The Davis Series Mutual Funds, Bon Secours Health System and the Community Foundation of Richmond.

Mr. Gayner brings to the Board the leadership, management oversight and financial skills gained in his role as a senior manager and director of Markel Corporation. Through his educational background and experience as a senior officer of an asset management firm, Mr. Gayner has significant experience in public company financial reporting, accounting and financial control matters.

Mr. Alan G. Spoon

Mr. Spoon is currently Partner Emeritus at Polaris Partners, a private investment firm that provides venture capital to development-stage companies. He has been with Polaris Partners since May 2000, previously serving as Managing General Partner and General Partner. Mr. Spoon was Chief Operating Officer and a director of The Washington Post Company from March 1991 through May 2000 and served as President of The Washington Post Company from September 1993 through May 2000. Prior to that, he held a wide variety of positions at The Washington Post Company, including President of Newsweek from September 1989 to May 1991. Mr. Spoon began his career at, and later became a partner of, The Boston Consulting Group.

Mr. Spoon serves on the boards of Danaher Corporation and IAC/InterActiveCorp and previously served as a director of Cable ONE from 1991 to 2000. Additionally, he has served on the boards of Getty Images, TechTarget, Inc, Human Genome Sciences, Ticketmaster and American Management Systems. Previously, Mr. Spoon was a member of the Board of Regents at the Smithsonian Institution (formerly Vice Chairman). He is now a member of the MIT Corporation, where he also serves on the board of edX (an online education platform).

Mr. Spoon’s public company leadership experience gives him insight into business strategy, leadership and executive compensation and his public company and private equity experience give him insight into technology trends, acquisition strategy and financing. With more than 20 years of experience with The Washington Post Company, including nine years as a director of Cable ONE, he also has knowledge of Cable ONE’s business.

Mr. Wallace R. Weitz

Mr. Weitz founded the investment management firm Weitz Investment Management, Inc. in 1983 as Wallace R. Weitz & Company and has since served in various roles at Weitz Investment Management, including Chief Investment Officer, President and Portfolio Manager. Mr. Weitz manages the Partners III Opportunity Fund and co-manages the Value Fund, Partners Value Fund and Hickory Fund, each of which is managed by Weitz Investment Management. Mr. Weitz has served as a Trustee of the Weitz Funds since 1986. Mr. Weitz began his career in New York as a securities analyst before joining Chiles, Heider & Co. in Omaha, NE in 1973. There, he spent 10 years as an analyst and portfolio manager.

Mr. Weitz is on the Board of Trustees for Carleton College and serves on various other non-profit boards. Mr. Weitz brings to the Board his substantial finance experience as an investor in public companies.

Ms. Katharine B. Weymouth

From February 2008 until October 2014, Ms. Weymouth was the Chief Executive Officer of Washington Post Media and Publisher of The Washington Post newspaper. She joined The Washington Post Company in 1996 as Assistant General Counsel of The Washington Post newspaper and has held various positions within that organization over the course of 18 years. Ms. Weymouth held several positions within The Washington Post’s advertising department, including Director of the department’s jobs unit, Director of Advertising Sales and Vice President of Advertising. She also served as Associate Counsel of Washingtonpost.Newsweek Interactive, then the online publishing subsidiary of The Washington Post Company. Ms. Weymouth has been a director of Graham since September 2010. She serves as a Trustee of the Philip L. Graham Fund and of The Field School and is a director of The Economic Club of Washington, D.C.

Ms. Weymouth brings to the Board public company leadership, management oversight and operational expertise gained through her various senior roles with and directorship of Graham.

Ms. Julia M. Laulis

Ms. Laulis has been President and Chief Operating Officer of Cable ONE since January 2015.

Ms. Laulis joined Cable ONE in 1999 as Director of Marketing-NW Division. In 2001, she was named Vice President of Operations for the SW Division of Cable ONE. In 2004, she accepted the additional responsibility for starting up Cable ONE’s Phoenix Customer Care Center. In 2008, she was named Chief Operations Officer. In 2012, she was named Chief Operating Officer of Cable ONE. In January 2015, she was promoted to President and Chief Operating Officer of Cable ONE.

Prior to joining Cable ONE, Ms. Laulis served in various senior marketing positions with Jones Communications. Ms. Laulis began her 30-year career in the cable industry with Hauser Communications.

Mr. Michael E. Bowker

Mr. Bowker has been Senior Vice President, Chief Sales and Marketing Officer of Cable ONE since 2014.

Mr. Bowker joined Cable ONE in 1999 as Advertising Regional Sales Manager. Mr. Bowker was named Vice President of Sales in 2012, and was promoted to Senior Vice President, Chief Sales and Marketing Officer in 2014.

Prior to joining Cable ONE, Mr. Bowker was with AT&T Media Services and TCI Cable, where he served in various sales management positions.

Mr. Kevin P. Coyle

Mr. Coyle has been Senior Vice President and Chief Financial Officer of Cable ONE since March 2015.

Mr. Coyle has more than 30 years of financial and operations experience. Prior to joining Cable ONE, he served with Elauwit Networks, a private provider of telecom services to multi-dwelling units, or MDUs, as Chief Financial Officer from September 2014 to March 2015 and as Senior Vice President – Business Development from May 2014 to September 2014. Since 2012, Mr. Coyle has served as a director and as the chairman of the audit committee of WPCS International Incorporated, a publicly traded provider of fixed wireless technology services for corporations. Previously, Mr. Coyle performed strategic planning for Charter Communications and Comcast Communications in their MDU and business sales area as Senior Vice President – Business Development of Comcast from January 2011 to June 2011 and as a Principal with KPC Consulting, an independent, private consulting firm, from 2009 to January 2011 and from June 2011 to 2014. Before that, Mr. Coyle served as Treasurer and Chief Financial Officer at Jones Intercable, a publicly traded cable television company with 1.4 million subscribers that was acquired by Comcast in 1999. Mr. Coyle has been the Chief Executive Officer of two start-up companies and the Chief Financial Officer of two others in telecommunications and high tech fields.

Mr. Stephen A. Fox

Mr. Fox has been Senior Vice President, Chief Technology Officer of Cable ONE since 2008.

Mr. Fox started his career in 1988 as a programmer/operator for Cable ONE. Current areas of responsibility include information technology, engineering, digital video service, high-speed Internet service and telephone service.

Mr. Alan H. Silverman

Mr. Silverman has been Senior Vice President, General Counsel, Director of Administration and Secretary of Cable ONE since January 2015.

From 1986 to December 2014, Mr. Silverman was Vice President, General Counsel, Director of Administration and Secretary of Cable ONE. He joined Newsweek, Inc. (then a subsidiary of The Washington Post Company) in 1984 and has been with Cable ONE since 1986.

Our Board of Directors Following the Spin-Off and Director Independence

Immediately following the Spin-Off, we expect that our Board will comprise seven directors. The New York Stock Exchange rules require that our Board have a majority of independent directors, and we plan for our Board to consist of a majority of independent directors at the time of the Spin-Off.

Committees of the Board

Effective upon the completion of the Spin-Off, our Board will have the following committees, each of which will operate under a written charter that will be posted on our website prior to the Spin-Off.

Audit Committee

The Audit Committee will be established in accordance with Section 3(a)(58)(A) and Rule 10A-3 under the Exchange Act. The responsibilities of our Audit Committee will be more fully described in our Audit Committee charter. We anticipate that our Audit Committee, among other duties, will oversee:

•	management’s conduct of our financial reporting process (including the development and maintenance of systems of internal accounting and financial controls);

•	the integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the qualifications and independence of our outside auditor;

•	the performance of our internal audit function;

•	the outside auditor’s annual audit of our financial statements; and

•	the preparation of certain reports required by the rules and regulations of the SEC.

The Audit Committee will have at least three members and will consist of a majority of independent directors at the time of the Spin-Off and entirely of independent directors within a year following the date of this Information Statement (in accordance with the listing standards of the New York Stock Exchange and Rule 10A-3 under the Exchange Act), Each independent director on the Audit Committee will meet the independence requirements set forth in the listing standards of the New York Stock Exchange, Rule 10A-3 under the Exchange Act and our Audit Committee charter. Each member of the Audit Committee will be financially literate, and at least one member of the Audit Committee will have accounting and related financial management expertise and satisfy the criteria to be an “audit committee financial expert” under the rules and regulations of the SEC, as those qualifications are interpreted by our Board in its business judgment. The initial members of the Audit Committee will be determined prior to the Spin-Off.

Compensation Committee

The responsibilities of our Compensation Committee will be more fully described in our Compensation Committee charter, and we anticipate that they will include, among other duties:

•	determining and approving the compensation of our Chief Executive Officer;

•	reviewing and approving the compensation of our other executives;

•	overseeing the administration and determination of awards under our compensation plans; and

•	preparing any report on executive compensation required by the rules and regulations of the SEC.

The Compensation Committee will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of the New York Stock Exchange applicable to emerging growth companies, Rule 10C-1 under the Exchange Act and our Compensation Committee charter. At least two of the members of the Compensation Committee will be “non-employee directors” (within the meaning of Rule 16b-3 under the Exchange Act) and “outside directors” (within the meaning of Section 162(m) of the Code). The initial members of the Compensation Committee will be determined prior to the Spin-Off.

Nominating and Governance Committee

The responsibilities of our Nominating and Governance Committee will be more fully described in our Nominating and Governance Committee charter, and we anticipate that they will include, among other duties:

•	overseeing our corporate governance practices;

•	reviewing and recommending to our Board amendments to our by-laws, certificate of incorporation, committee charters and other governance policies;

•	reviewing and making recommendations to our Board regarding the structure of our various board committees;

•	identifying, reviewing and recommending to our Board individuals for election to the Board;

•	adopting and reviewing policies regarding the consideration of candidates for our Board proposed by stockholders and other criteria for membership on our Board;

•	overseeing the Chief Executive Officer succession planning process, including an emergency succession plan;

•	reviewing the leadership structure for our Board;

•	overseeing our Board’s annual self-evaluation; and

•	overseeing and monitoring general governance matters, including communications with stockholders and regulatory developments relating to corporate governance.

The Nominating and Governance Committee will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of the New York Stock Exchange and our Nominating and Governance Committee charter. The initial members of the Nominating and Governance Committee will be determined prior to the Spin-Off.

Codes of Conduct

In order to help assure the highest levels of business ethics at Cable ONE, our Board will adopt the following codes of conduct, which will be posted on our website prior to the Spin-Off.

Standards of Business Conduct

Our Standards of Business Conduct will apply to our employees, including any employee directors. The Standards of Business Conduct will establish policies pertaining to, among other things, employee conduct in the workplace, electronic communications and information security, accuracy of books, records and financial statements, securities trading, confidentiality, conflicts of interest, fairness in business practices, anti-bribery and anti-corruption laws, antitrust laws and political activities and solicitations.

Code of Ethics

Prior to the completion of the Spin-Off, we will adopt a written code of ethics that is designed to deter wrongdoing and to promote, among other things:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	the protection of the confidentiality of our non-public information;

•	the responsible use of and control over our assets and resources;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the SEC and other regulators and in our other public communications;

•	compliance with applicable laws, rules and regulations; and

•	accountability for adherence to the code and prompt internal reporting of any possible violation of the code.

Director Nomination Process

Our initial Board will be selected through a process involving both Graham and us. The initial directors who will serve after the Spin-Off will begin their terms at the time of the Distribution, with the exception of one independent director who will begin his or her term prior to the date on which “when-issued” trading of our common stock commences on the New York Stock Exchange and will serve on our Audit Committee, Compensation Committee and Nominating and Governance Committee.

We intend to adopt a Corporate Governance Policy and supplementary policy statements that will contain information concerning the responsibilities of the Nominating and Governance Committee with respect to identifying and evaluating future director candidates.

The Nominating and Governance Committee will consider director candidates recommended by stockholders. Our Amended and Restated By-laws will provide that any stockholder of record entitled to vote for the election of directors at the applicable meeting of stockholders may nominate persons for election to our Board, if such stockholder complies with the applicable notice procedures.

Communications with Non-Management Members of the Board of Directors

Generally, it is the responsibility of our management to speak for us in communications with outside parties, but we intend to set forth in our corporate governance policies certain processes by which stockholders and other interested third parties may communicate with non-management members of our Board.

EXECUTIVE COMPENSATION

The following table shows the compensation paid by Cable ONE during the fiscal year ended December 31, 2014 to its principal executive officer and the two other most highly compensated executive officers of Cable ONE, which we refer to as our “named executive officers”.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compen- sation ($)(2)	Non- qualified Deferred Compensation Earnings ($)(3)	All Other Compen- sation ($)(4)	Total ($)
Thomas O. Might Chief Executive Officer	2014	749,219	—	—	1,642,500	—	32,089	2,423,808
Julia M. Laulis President and Chief Operating Officer	2014	384,616	—	—	374,400	—	19,947	778,693
Michael Bowker Senior Vice President, Chief Sales & Marketing Officer	2014	227,436	—	698,500	149,000	—	15,114	1,090,050

(1)	Amounts in this column represent the grant date fair value of the Bowker Restricted Share Award computed in accordance with FASB ASC TOPIC 718, calculated using the closing price of a share of Graham’s Class B Common Stock as of June 6, 2014 ($698.50), rather than amounts paid to or realized by Mr. Bowker. There can be no assurance that amounts calculated will be realized, and amounts could ultimately exceed the amounts calculated.
(2)	Amounts in this column represent payments under the 2014 AIP and the 2011-2014 Performance Unit Plan as follows: Mr. Might, $810,000 in annual bonus and $832,500 in performance units; Ms. Laulis, $207,900 in annual bonus and $166,500 in performance units; and Mr. Bowker, $109,000 in annual bonus and $40,000 in performance units.
(3)	There were no above-market or preferential earnings on compensation that are deferred on a basis that is not tax-qualified. Thus, no such earnings are reflected in the amounts shown in this column.
(4)	For 2014, the amounts presented include the information in the following table:

All Other Compensation

Name	Perquisites ($)(1)	401(k) Company Contributions ($)	SERP Company Contributions ($)	Total ($)
Thomas O. Might	14,801	2,588	14,700	32,089
Julia M. Laulis	13,609	2,600	3,738	19,947
Michael Bowker	13,609	1,505	—	15,114

(1)	The amount represents: for Mr. Might, $14,404 for the travel and related expenses of his spouse in connection with attending a conference and sales incentive trip and $396 for activity and entertainment expenses incurred by Mr. Might and his spouse on the sales incentive trip, and, for each of Ms. Laulis and Mr. Bowker, $12,019 for travel and related expenses for his or her spouse, respectively, in connection with attending sales incentive trips and $1,590 for activity and entertainment expenses incurred by the executive and his or her spouse on the sales incentive trips.

Narrative Disclosure to Summary Compensation Table

The following describes material features of the compensation disclosed in the Summary Compensation Table.

Employment Agreements. Consistent with its policy, Cable ONE has not entered into any employment agreements with, or guaranteed severance packages to, any of the named executive officers. In 2014, compensation for each of our named executive officers was determined by the Compensation Committee of Graham’s Board, or the “Graham Compensation Committee”, based on recommendations made by Graham’s senior management, and, for Ms. Laulis and Mr. Bowker, in consultation with Mr. Might. In determining our named executive officer’s compensation for 2014, Graham’s senior management and the Graham Compensation Committee also referred to the composite market information included in, for Mr. Might, the Equilar Executive Compensation Survey and the U.S. Mercer Benchmark Database (MBD): Executive Survey, which contained compensation information for a broader group of companies in a range of industries with revenues similar to our annual revenues, and, for Ms. Laulis and Mr. Bowker, the Croner CTHRA Cable and Satellite MSO Compensation Survey, which contained compensation information for a broader group of companies in the cable industry.

Annual Bonus. Each of our named executive officers was awarded a cash incentive opportunity at the beginning of 2014, pursuant to the annual bonus component of Graham’s 2012 Incentive Compensation Plan, or the “2014 AIP”. The 2014 AIP provides for payouts in respect of such awards based on Cable ONE’s financial performance compared to goals set immediately prior to or at the beginning of the year, with a target bonus set at the beginning of the year for each named executive officer, expressed as a percentage of such officer’s salary. For 2014, these target bonuses percentages were as follows: Mr. Might, 100%, Ms. Laulis, 50% and Mr. Bowker, 40%.

In 2014, the annual bonus formula for Mr. Might and Ms. Laulis was based 50% on Cable ONE’s overall cash flow (total revenues less total expenses) results and 50% based on divisional cash flow results (overall cash flow less overhead and advertising). For Mr. Bowker, the annual bonus formula was based 50% on Cable ONE’s overall cash flow results, 25% on Cable ONE’s advertising sales cash flow (advertising sales revenue less advertising sales total expenses), and 25% on Cable ONE’s business sales cash flow (business sales revenues less business sales total expenses). These goals were established by the Graham Compensation Committee based on metrics recommended by Graham’s senior management made in consultation with our senior management. The target cash flow goals of Cable ONE in 2014 were $312,000,000 for overall cash flow, $409,830,000 for divisional cash flow, $20,039,000 for advertising sales cash flow, and $55,977,000 for business sales cash flow. In 2014, Cable ONE achieved cash results of $314,544,000 for overall cash flow, $410,659,000 for divisional cash flow, $21,224,000 for advertising sales cash flow and $53,908,000 for business sales cash flow, resulting in payouts under the 2014 AIP of 108% of target and, for Mr. Bowker, 109% of target, payable to our named executive officers as follows: $810,000 for Mr. Might, $207,900 for Ms. Laulis and $109,000 for Mr. Bowker. Each of these amounts is included in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

Performance Units. The Summary Compensation Table includes amounts earned for Performance Units granted under the 2011-2014 award cycle under Graham’s 2012 Incentive Compensation Plan. The Graham Compensation Committee sets the performance-based goals for the grants at the beginning of each four-year award cycle based on recommendations by Graham’s senior management.

For the 2011-2014 cycle, the Performance Units granted to our named executive officers are based on achievement of performance, measured by cumulative free cash flow over the applicable four-year period relative to a target amount of $625,100,000. Free cash flow is defined as Income from operations, plus depreciation and amortization, less capital expenditures. If free cash flow achievement is between the performance percentages set forth in the table below, we use straight line interpolation to calculate the payout value. Valuations of performance units, based on this measure, are as follows:

Performance	Unit Value
110%	$200
105%	$175
100% of Target	$150
91%	$15
Less than 91%	$0

Mr. Might, Ms. Laulis and Mr. Bowker received payouts of $832,500, $166,500, and $40,000, respectively, under the 2011-2014 award cycle, which are included in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.

Perquisites. Cable ONE provides few perquisites for the named executive officers. However, in 2014, we paid for certain costs in connection with our named executive officers’ and their spouses’ travel to and participation in sales incentive trips and certain other business conferences. See the “All Other Compensation” column of the Summary Compensation Table for more information regarding these payments.

Treatment of LTIP/Performance Unit Plans. During 2013, we established the 2013-2015 Special Long-Term Incentive Plan, or the “Special LTIP”, and the 2014-2015 LTIP for Cable Vice Presidents, or the “2014-2015 LTIP”. The Special LTIP provides for a payout to be based on Cable’s achievement of free cash flow for 2015, as compared to 2012. The 2014-2015 LTIP provides for a payout to be based on Cable’s achievement of a target cumulative two-year free cash flow growth rate. At the Spin-Off, the Special LTIP and the 2014-2015 LTIP will be terminated, with performance goals deemed achieved based on actual performance through the Spin-Off, annualized for the 2015 calendar year. Payouts will be prorated for the number of full months elapsed since the beginning of the performance period prior to the Spin-Off. Mr. Might participates in the Special LTIP and Ms. Laulis participates in the 2014-2015 LTIP.

Additionally, in 2013, we established the Cable Performance Unit Plan for the 2013-2016 cycle, or the “Cable Performance Unit Plan”. The Cable Performance Unit Plan provides for payouts to be based on the achievement of Cable’s cumulative free cash flow over the four-year performance period from 2013 to 2016. At the Spin-Off, the Cable Performance Unit Plan will be terminated, with performance goals deemed achieved based on actual performance through the Spin-Off and with performance deemed to continue at a consistent level for the remainder of the performance period. Payouts will be prorated generally based on the time elapsed since the beginning of the performance period prior to the Spin-Off. Mr. Might and Ms. Laulis participate in the Cable Performance Unit Plan.

Restricted Shares. On June 9, 2014, in connection with his promotion to Senior Vice President, Chief Sales and Marketing Officer, Mr. Bowker was granted an award of 1,000 restricted shares, or the “Bowker Restricted Share Award”, with an estimated grant-date value of $698,500, which restricted shares are scheduled to vest in full on June 9, 2018. No other restricted share awards were granted to the named executive officers in 2014.

Stock Options. There were no stock options granted to the named executive officers in 2014.

The following table shows the number of shares covered by exercisable and unexercisable options and unvested restricted shares held by our named executive officers on December 31, 2014.

Outstanding Equity Awards at Fiscal Year End

Name	Option Awards(1)					Stock Awards(2)
	Number of Securities Underlying Unexercised Options: Exercisable	Number of Securities Underlying Unexercised Options: Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Thomas O. Might	10,000	—	—	395.67	12/7/2020	10,000	8,637,100
Julia M. Laulis	1,000 1,000 1,000 500	500		729.67 426.74 395.67 376.79	12/7/2016 12/15/2019 12/7/2020 12/10/2022	2,000	1,727,420
Michael Bowker	—	—	—	—	—	1,420	1,226,468	—	—

(1)	Stock Options granted under Graham’s Stock Option Plan and 2012 Incentive Compensation Plan vest 25% per year over a four-year period from the date of grant. The following are the vesting dates of outstanding options granted to the named executive officers:

	Number of Options	Year 1 Vest Date		Year 4 Vest Date	Vested	Not Vested
Thomas O. Might	10,000	12/7/2011	to	12/7/2014	10,000	—
Julia M. Laulis	1,000	12/7/2007	to	12/7/2010	1,000	—
	1,000	12/15/2010	to	12/15/2013	1,000	—
	1,000	12/7/2011	to	12/7/2014	1,000	—
	1,000	12/10/2013	to	12/10/2016	500	500

(2)	Stock Awards have been granted in the form of restricted shares under Graham’s Incentive Compensation Plan and 2012 Incentive Compensation Plan as of December 31, 2014. Each of the awards listed below cliff vest on the applicable vesting date reflected below.

	Number of Shares	Vest Date
Thomas O. Might	5,000	1/5/2015
	5,000	1/4/2017
Julia M. Laulis	1,000	1/5/2015
	1,000	1/4/2017
Michael Bowker	210	1/5/2015
	210	1/4/2017
	1,000	6/9/2018

(3)	Calculated using the closing price of a share of Graham’s Class B Common Stock as of December 31, 2014 ($863.71).

Treatment of Restricted Shares/Stock Options Held by Our Employees in Connection with the Spin-Off. The Employee Matters Agreement will provide that, in connection with the Spin-Off, (i) a pro-rated portion of the unvested restricted shares then held by each Cable ONE employee will become vested, with proration based on the number of full months that have elapsed from the effective grant date of such restricted shares through the Spin-Off, and (ii) the exercise price and number of shares of Graham’s Class B common stock subject to vested stock options held by the Cable ONE employees as of the Spin-Off will be adjusted to take into account the Spin-Off. Other than as provided in the prior sentence, Graham restricted shares and stock options held by Cable ONE employees will generally be treated as provided in the equity compensation plan under which such awards were granted and the award agreements governing such awards, which will generally result in the forfeiture of all such unvested awards upon the Spin-Off.

Defined Benefit Pension Plans

As of December 31, 2014, our named executive officers participated in Graham’s tax-qualified defined benefit plan, the Retirement Plan for Graham Holdings Company, or the “Retirement Plan”, and, except for Mr. Bowker, the associated nonqualified plan, Graham Holdings Company Supplemental Executive Retirement Plan, or the “SERP”. The Retirement Plan covers most employees of Graham and its subsidiaries, including, as of December 31, 2014, employees of Cable ONE, and provides benefits that are based on formulas that take into account base salary and service. Such formulas are contained in the individual benefits schedules for the Graham Holdings Retirement Benefits Schedule, Cash Balance Retirement Program, or “CBRP”, and the Secure Retirement Account, or “SRA”. Benefits under the Retirement Plan become vested after three or five years of service, depending on which schedules cover the individual employee. All of the named executive officers are fully vested in their benefits under the Retirement Plan.

Our named executive officers have each earned a portion of their pension benefits under different benefits schedules of the Retirement Plan. Mr. Might earned his pension benefit under the Graham Holdings Retirement

Benefits Schedule, the CBRP and the SRA and Ms. Laulis and Mr. Bowker earned their pension benefits under the CBRP and the SRA.

Retirement Plan Benefits Under the Graham Holdings Retirement Benefits Schedule

Benefits payable under this schedule include the following, subject to the limitations on tax-qualified plans mentioned above:

•	An annual pension (payable one-twelfth each month) equal to (a) 1.75% of the average annual salary for the 60-month period producing the highest average; multiplied by (b) years of exempt accrued credited service; reduced by (c) an offset to partially reflect Social Security benefits to the extent funded by Graham. The Social Security offset is calculated by multiplying “covered compensation” by the “offset percentage.” Covered compensation in this context is the average Social Security Taxable Wage Base over the 35-year period prior to the year in which a participant reaches Social Security retirement age. The offset percentage applied to the benefit for Mr. Might was 0.57% (based on his year of birth), multiplied by years of exempt accrued credited service (which was limited up to 30 years, until the plan was amended in 2011 to recognize credited service in excess of 30 years).

•	An annual Cash Pension Supplement equal to $200 multiplied by years of credited service.

•	A temporary pre-age 65 supplement of $250 per month payable until age 65 to employees retiring at or after age 55 with ten years of vesting service.

Vested benefits under the Retirement Plan are generally payable in the form of a single life annuity. In addition, several optional forms are available that continue benefits to the employee’s spouse or beneficiary, with the monthly benefit amount reduced so that the resulting pension is actuarially equivalent to the single life annuity. The Retirement Plan’s normal retirement age is 65. The Graham Holdings Retirement Benefits Schedule provides a reduced benefit beginning at age 55. The reduction is a percentage based on age at retirement. For example, at age 55 with ten years of service, the reduction is 60%; at age 58, the reduction is 26%. However, if the employee’s age plus years of service at retirement is at least 90, then there is no reduction for early payment.

Retirement Plan Benefits Under the Secure Retirement Account and Cash Balance Retirement Program Schedule

The CBRP is provided to eligible employees of Graham and its subsidiaries, including, as of December 31, 2014, Cable ONE. Each employee has an account (expressed as a lump sum amount, rather than as an annuity) that is credited with quarterly pay-based credits and interest credits. Pay-based credits vary from 2.25% to 3.75%, depending on years of service. Interest is credited on these accounts at the greater of 1.41% or 1% plus the average interest rate on one-year U.S. Treasury securities. Participants are 100% vested in their benefits after attaining age 65 while actively employed or after completion of three years of vesting service. Upon retirement, the employee may elect various forms of annuities that are actuarially equivalent to the accumulated account balance, or alternatively, may elect a lump sum payment. Vested benefits are payable at any time after termination of employment, but must be paid by age 65 for employees who terminate employment prior to such age.

Under the SRA, each employee has an account (expressed as a lump sum amount, rather than as an annuity) that is credited with quarterly pay-based credits and interest credits. Pay-based credits vary from 2.20% to 3.50%, depending on years of service. Interest is credited on these accounts at the greater of 1.41% or 1% plus the average interest rate on one-year U.S. Treasury securities. Upon retirement, the employee may elect various forms of annuities that are actuarially equivalent to the accumulated account balance, or alternatively, may elect a lump sum payment. Vested benefits are payable at any time after termination of employment, but must be paid by age 65 for employees who terminate employment prior to such age.

DB SERP Benefits

As of December 31, 2014, the named executive officers other than Mr. Bowker participated in the defined benefit portion of the SERP, or the “DB SERP”, a nonqualified plan which provides key executives who participate in the Retirement Plan with a “supplemental retirement benefit”. Participants in the SERP are selected by Graham’s management as employees whom management most wants to retain because of their superior performance and are approved for participation by the Graham Compensation Committee. The DB SERP provides benefits to each of the named executive officers that are calculated based on the formulas in the Retirement Plan, but include bonuses under Graham’s 2012 Incentive Compensation Plan, rather than just base salary, without regard to (i) the salary limitation applicable to tax-qualified plans (currently $265,000) or (ii) the benefit limitation applicable to tax-qualified plans (currently $210,000 per year commencing at age 65). The DB SERP provides benefits only to the extent that the benefit described above exceeds the benefit in the Retirement Plan. Benefits under the DB SERP are paid at retirement or age 55, if later, and are payable either in the form of a life annuity or an actuarially equivalent optional form of benefit in the Retirement Plan, provided that any benefits otherwise payable before the first day of the seventh month following retirement will be withheld until such date.

Treatment of Defined Benefit Pension Plans in Connection with the Spin-Off. The Employee Matters Agreement will provide that (i) upon the Spin-Off, the accrued benefit of current Cable ONE employees under the Retirement Plan will become vested, and Graham will continue to administer the plan, including making payments under the plan, with respect to current and former Cable ONE employees with vested rights thereunder, and (ii) effective as of the Spin-Off, Cable ONE will have established a plan with terms substantially similar to the DB SERP, under which plan Cable ONE will remain responsible for any obligations to current and former Cable ONE employees who participated in the DB SERP. Accordingly, the Spin-Off will trigger a right to receive payments for Cable ONE employees under the Retirement Plan, but not under the DB SERP.

Defined Contribution Plans

As of December 31, 2014, employees of Cable ONE, including named executive officers, participated in the Savings Plan for GHC Divisions, which is one of Graham’s qualified defined contribution 401(k) plans, or the “Graham 401(k) Plans”. Benefits under these qualified plans are determined on the basis of base salary only, exclusive of all bonuses, sales commissions, deferred compensation and other forms of remuneration.

The Graham 401(k) Plans provide non-discretionary matching contributions up to 1% of an employee’s eligible compensation up to the salary limitation applicable to tax-qualified plans ($265,000 in 2015). Participants are immediately vested in the company matching contributions.

As of December 31, 2014, the named executive officers other than Mr. Bowker participated in the defined contribution portion of the SERP, or the “DC SERP”, which provides key executives with tax-deferred accruals of amounts proportionate to the benefits available to non-highly compensated participants in the Graham 401(k) Plans, to the extent that benefits exceed those under the sponsored basic plans because of the tax law limitations ($53,000 in 2015). Among the benefits provided under the DC SERP is a supplemental defined contribution plan benefit wherein Cable ONE provides a matching contribution percentage up to 3% of the participating executive’s base salary in excess of the annual covered compensation limit applied to qualified plan benefits. The executive is required to defer compensation to the DC SERP in order to receive the applicable matching Cable ONE credit each year. Amounts deferred under the DC SERP are payable on the first day of the seventh month following termination of service.

The Graham Deferred Compensation Plan, or the “Deferred Compensation Plan”, provides an opportunity for participants to voluntarily defer the receipt of all or a portion of annual bonus and/or certain long-term cash awards under Graham’s 2012 Incentive Compensation Plan. Elections to defer must be filed in advance of earning such awards. Deferred amounts under both plans will earn investment credits in accordance with the participant’s elections from a choice of investment indexes. Amounts deferred under the Deferred Compensation Plan are payable on the first business day of the seventh month following the date of separation from service or such other future date as specified by the participant at the time of election. Effective for deferral elections made on or after January 1, 2014, amounts deferred under the Deferred Compensation Plan are payable on the first business day of the seventh month following the date of separation of service regardless of the participant’s elections.

In addition, in 1999, Mr. Might was granted a special deferred compensation award in recognition of his extraordinary efforts in growing Cable ONE. Annual payouts under this arrangement will commence when Mr. Might turns age 65 or, if later, when he separates service with Cable ONE. If the award is deferred beyond Mr. Might’s 65th birthday due to his continued employment with the Cable ONE, the base amounts will begin accruing interest on May 1, 2016 at an annual rate corresponding to the applicable rate for 12-month U.S. treasury bills (set at each anniversary and carried forward), credited and compounded on an annual basis. The award may be payable in installments upon mutual agreement of Cable ONE and Mr. Might, not to extend beyond a ten-year period, however, in the event of Mr. Might’s death after his 65th birthday, all amounts due will be payable in a lump sum within 60 days. No amounts were paid to Mr. Might in 2014 in respect of this arrangement.

Treatment of Defined Contribution Plan Benefits in Connection with the Spin-Off. The Employee Matters Agreement will provide that, effective as of the Spin-Off, (i) Cable ONE will have established a defined contribution plan intended to be tax-qualified, or the “Cable 401(k) Plan”, and as soon as practicable following the Spin-Off, all account balances held by the Savings Plan for GHC Divisions with respect to current and former participating Cable ONE employees will be transferred to the Cable 401(k) Plan, and (ii) Cable ONE will have established plans with terms substantially similar to each of the DC SERP and the Deferred Compensation Plan, under which plans Cable ONE will remain responsible for any obligations to current and former Cable ONE employees who participated in the DC SERP or Deferred Compensation Plan, as applicable. The Spin-Off will not trigger the right to receive distributions under the DC SERP or Deferred Compensation Plan for current and former Cable ONE employees.

Potential Payments Upon Termination or Change of Control

Cable ONE does not have any agreements with any of the named executive officers that provide payments upon termination (except for Mr. Might’s special deferred compensation award described above) or in conjunction with a change in control.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this Information Statement, Graham beneficially owns all the outstanding shares of our common stock. After the Spin-Off, Graham will not own any shares of our common stock. The following table provides information regarding the anticipated beneficial ownership of our common stock at the time of the Distribution by:

•	each of our stockholders who we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding common stock;

•	each of our directors following the Spin-Off;

•	each officer named in the Summary Compensation Table; and

•	all of our directors and executive officers following the Spin-Off as a group.

Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of Graham common stock on March 31, 2015, giving effect to a distribution ratio of one share of our common stock for every one share of Graham common stock he, she or it held.

To the extent our directors and executive officers own Graham common stock at the Record Date of the Spin-Off, they will participate in the Distribution on the same terms as other holders of Graham common stock, based, pro rata, on the number of shares of Graham Class A Common Stock and Graham Class B Common Stock held by such directors and executive officers as of the Record Date.

Except as otherwise noted in the footnotes below, each person or entity identified in the table has sole voting and investment power with respect to the securities he, she or it holds.

Immediately following the Spin-Off, we estimate that 5.83 million shares of our common stock will be issued and outstanding, based on the approximately 0.96 million shares of Graham Class A Common Stock and 4.87 million shares of Graham Class B Common Stock outstanding on March 31, 2015. The actual number of shares of our common stock outstanding following the Spin-Off will be determined on June 15, 2015, the Record Date.

Name	Amount and Nature of Beneficial Ownership	Percentage of Class
Directors and Named Executive Officers:
Thomas O. Might	10,743	*
Julia M. Laulis	1,733	*
Michael E. Bowker	1,210	*
Naomi M. Bergman	0	*
Brad D. Brian	0	*
Thomas S. Gayner	5,300	*
Alan G. Spoon	0	*
Wallace R. Weitz	0	*
Katharine B. Weymouth	14,721	*
All directors, named executed officers and remaining officers as a group, eliminating duplications (individuals)	33,707	*

*	Less than 1%.

Name	Amount and Nature of Beneficial Ownership	Percentage of Class
Principal Stockholders:
Donald E. Graham(a)	1,058,320	18.15%
1300 North 17th Street
Arlington, VA 22209
Daniel L. Mosley(b)	871,056	14.94%
825 Eighth Avenue
New York, NY
Southeastern Asset Management (c)	734,869	12.60%
6410 Poplar Avenue, Suite 900
Memphis, TN

(a)	According to information available to Cable ONE, it is anticipated that Mr. Donald Graham will have voting and investment power with respect to shares of our common stock as follows: sole voting and investment power, 636,504 shares; and shared voting and investment power, 421,816 shares.
(b)	According to information available to Cable ONE, it is anticipated that Mr. Daniel Mosley, as a Trustee of various trusts, will have shared voting and investment power with respect to these shares.
(c)	Based on a Schedule 13G filed on February 13, 2015 with Graham, it is anticipated that Southeastern Asset Management, Inc., an investment advisor, will be deemed to be the beneficial owner of 734,869 shares of our common stock. According to the Schedule 13G, it is anticipated that Southeastern will have sole voting power over 215,378 shares; shared voting power over 428,000 shares; no voting power over 91,491 shares; sole dispositive power over 306,869 shares; and shared dispositive power over 428,000 shares. The Schedule 13G was filed jointly with Longleaf Partners Small-Cap Fund (an investment company), which, based on the 13G, it is anticipated will have shared voting power over 428,000 shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Graham

Following the Spin-Off, we and Graham will operate independently, and neither will have any ownership interest in the other. In order to govern the ongoing relationships between us and Graham after the Spin-Off and to facilitate an orderly transition, we and Graham intend to enter into agreements providing for various services and rights following the Spin-Off, and under which we and Graham will agree to indemnify each other against certain liabilities arising from our respective businesses. The following summarizes the terms of the material agreements we expect to enter into with Graham.

Separation and Distribution Agreement

We intend to enter into a Separation and Distribution Agreement with Graham before the Distribution. The Separation and Distribution Agreement will set forth our agreements with Graham regarding the principal actions to be taken in connection with the Spin-Off. It will also set forth other agreements that govern aspects of our relationship with Graham following the Spin-Off.

Transfer of Assets and Assumption of Liabilities. The Separation and Distribution Agreement will identify certain transfers of assets and assumptions of liabilities that are necessary in advance of our separation from Graham so that we and Graham retain the assets of, and the liabilities associated with, our respective businesses. The Separation and Distribution Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between us and Graham.

Internal Transactions. The Separation and Distribution Agreement will describe certain actions related to our separation from Graham that will occur prior to the Distribution.

Intercompany Arrangements. All agreements, arrangements, commitments and understandings, including most intercompany accounts payable or accounts receivable, between us, on the one hand, and Graham, on the other hand, will terminate effective as of the Distribution, except specified agreements and arrangements that are intended to survive the Distribution.

Credit Support. We will agree to use reasonable best efforts to arrange, prior to the Distribution, for the replacement of all guarantees, covenants, indemnities, surety bonds, letters of credit or similar assurances of credit support currently provided by or through Graham or any of its affiliates for the benefit of us or any of our affiliates.

Representations and Warranties. In general, neither we nor Graham will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with these transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents. Except as expressly set forth in the Separation and Distribution Agreement, all assets will be transferred on an “as is,” “where is” basis.

Further Assurances. The parties will use reasonable best efforts to effect any transfers contemplated by the Separation and Distribution Agreement that have not been consummated prior to the Distribution as promptly as practicable following the Distribution Date. In addition, the parties will use reasonable best efforts to effect any transfer or re-transfer of any asset or liability that was improperly transferred or retained as promptly as practicable following the Distribution.

The Distribution. The Separation and Distribution Agreement will govern Graham’s and our respective rights and obligations regarding the proposed Distribution. Prior to the Distribution, Graham will deliver all the issued and outstanding shares of our common stock to the distribution agent. Following the Distribution Date, the distribution agent will electronically deliver the shares of our common stock to Graham stockholders based on the distribution ratio. The Graham Board will have the sole and absolute discretion to determine the terms of, and whether to proceed with, the Distribution.

Conditions. The Separation and Distribution Agreement will also provide that several conditions must be satisfied or waived by Graham in its sole and absolute discretion before the Distribution can occur. For further information about these conditions, see “The Spin-Off—Conditions to the Spin-Off.” The Graham Board may, in its sole and absolute discretion, determine the Record Date, the Distribution Date and the terms of the Spin-Off and may at any time prior to the completion of the Spin-Off decide to abandon or modify the Spin-Off.

Exchange of Information. We and Graham will agree to provide each other with information reasonably necessary to comply with reporting, disclosure, filing or other requirements of any national securities exchange or governmental authority, for use in judicial, regulatory, administrative and other proceedings and to satisfy audit, accounting, litigation and other similar requests. We and Graham will also agree to use reasonable best efforts to retain such information in accordance with our respective record retention policies as in effect on the date of the Separation and Distribution Agreement. Each party will also agree to use its reasonable best efforts to assist the other with its financial reporting and audit obligation for an agreed period of time.

Termination. The Graham Board, in its sole and absolute discretion, may terminate the Separation and Distribution Agreement at any time prior to the Distribution.

Release of Claims. We and Graham will each agree to release the other and its affiliates, successors and assigns, and all persons that prior to the Distribution have been the other’s stockholders, directors, officers, members, agents and employees, and their respective heirs, executors, administrators, successors and assigns, from any claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the time of the Distribution. These releases will be subject to exceptions set forth in the Separation and Distribution Agreement.

Indemnification. We and Graham will each agree to indemnify the other and each of the other’s current, former and future directors, officers and employees, and each of the heirs, administrators, executors, successors and assigns of any of them, against certain liabilities incurred in connection with the Spin-Off and our and Graham’s respective businesses. The amount of either Graham’s or our indemnification obligations will be reduced by any insurance proceeds the party being indemnified receives. The Separation and Distribution Agreement will also specify procedures regarding claims subject to indemnification.

Transition Services Agreement

We intend to enter into a Transition Services Agreement pursuant to which Graham will provide us, and we will provide Graham, with specified services for a limited time to help ensure an orderly transition following the Distribution. The Transition Services Agreement will specify the calculation of our costs for these services.

The cost of these services will be negotiated between us and Graham and may not necessarily be reflective of prices that we could have obtained for similar services from an independent third party.

Tax Matters Agreement

We intend to enter into a Tax Matters Agreement with Graham that will govern the respective rights, responsibilities and obligations of Graham and us after the Spin-Off with respect to all tax matters (including tax liabilities, tax attributes, tax returns and tax contests).

The Tax Matters Agreement generally will provide that we will indemnify Graham for any taxes resulting from the failure of any step of the Spin-Off to qualify for its intended tax treatment under U.S. Federal income tax laws, if such taxes result from (1) untrue representations or breaches of covenants that we will make and agree to in connection with the Spin-Off, (2) the application of Section 355(e) of the Code to the Spin-Off by virtue of certain acquisitions of our stock or (3) any other action that we know or reasonably should expect would give rise to such taxes.

With respect to taxes other than those incurred in connection with the Spin-Off, the Tax Matters Agreement will provide that we will indemnify Graham for (1) any taxes of ours or our subsidiaries for all periods after the Distribution, (2) any state or local taxes for all periods that are reported on tax returns that do not include Graham or any of its subsidiaries (other than us) and (3) any U.S. Federal taxes of the Graham group for periods prior to the Distribution to the extent attributable to us or our subsidiaries.

As a member of Graham’s consolidated U.S. Federal income tax group, we have (and will continue to have following the Spin-Off) joint and several liability with Graham to the IRS for the consolidated U.S. Federal income taxes of the Graham group relating to the taxable periods in which we were part of the group.

The Tax Matters Agreement will impose certain restrictions on us (including restrictions on share issuances and repurchases, business combinations, an election to be treated as a real estate investment trust, sales of assets and similar transactions) that will be designed to preserve the tax-free nature of the Distribution. These restrictions will apply for the two-year period after the Distribution. Although we will be able to engage in an otherwise restricted action if we obtain an opinion from counsel, a ruling from the IRS or consent from Graham, these restrictions may limit our ability to pursue strategic transactions or discourage or delay others from pursuing strategic transactions that our stockholders may consider favorable.

Employee Matters Agreement

We intend to enter into an Employee Matters Agreement with Graham that will address employment, compensation and benefits matters. The Employee Matters Agreement will address the allocation and treatment of assets and liabilities relating to employees and compensation and benefit plans and programs in which our employees participated. Certain benefit plans and programs, including retirement plans, non-qualified deferred compensation plans and stock options and restricted shares granted or awarded to Cable ONE employees under Graham’s equity incentive plans, will be treated as described in “Executive Compensation—Treatment of Restricted Shares/Stock Options Held by Our Employees in Connection with the Spin-Off”, “—Defined Benefit Pension Plans—Treatment of Defined Benefit Pension Plans in Connection with the Spin-Off” and “—Defined Contribution Plans—Treatment of Defined Contribution Plan Benefits in Connection with the Spin-Off”. The Employee Matters Agreement will also provide for continued participation by Cable ONE employees in certain of our welfare plans for a limited period following the Spin-Off, and will set forth certain obligations for reimbursements and indemnities between Graham and us.

Other Arrangements

Prior to the Spin-Off, we have had various other arrangements with Graham, including arrangements whereby Graham has provided us with finance, human resources, legal, information technology, general insurance, risk management and other corporate functions as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Financial Condition and Liquidity.”

As described in more detail in “—Separation and Distribution Agreement” above, these arrangements, other than those contemplated pursuant to the Transition Services Agreement, will generally be terminated in connection with the Spin-Off. We do not consider these arrangements with Graham to be material.

Related Party Transactions

Thomas S. Gayner and Katharine Weymouth, who will be members of our Board, also serve on the Graham Board. These members of our Board may be required to recuse themselves from deliberations relating to these arrangements and other arrangements between us and Graham in the future.

Policy and Procedures Governing Related Person Transactions

Our Board intends to adopt a written policy for the review and approval of transactions involving related persons, which consist of directors, director nominees, executive officers, persons or entities known to us to be the beneficial owner of more than 5% of any outstanding class of our voting securities, or immediate family members or certain affiliated entities of any of the foregoing persons. Under authority delegated by our Board, the Nominating and Governance Committee (or its chair, under certain circumstances) will be responsible for applying the policy with the assistance of our general counsel or his or her designee (if any). Transactions covered by the policy will consist of any financial transaction, arrangement or relationship or series of similar transactions, arrangements or relationships, in which: the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year; we are, will or may be expected to be a participant; and any related person has or will have a direct material interest or an indirect material interest.

DESCRIPTION OF OUR CAPITAL STOCK

General

Prior to the Distribution Date, Graham, as our sole stockholder, will approve and adopt our Amended and Restated Certificate of Incorporation, and our Board will approve and adopt our Amended and Restated By-laws. The following summarizes information concerning our capital stock, including material provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated By-laws and certain provisions of Delaware law. You are encouraged to read the forms of our Amended and Restated Certificate of Incorporation and our Amended and Restated By-laws, which have been filed as exhibits to our Registration Statement on Form 10, of which this Information Statement is part, for greater detail with respect to these provisions.

Distribution of Securities

During the past three years, we have not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services or other securities, and new securities resulting from the modification of outstanding securities that were not registered under the Securities Act.

Authorized Capital Stock

Immediately following the Spin-Off, our authorized capital stock will consist of 40 million shares of common stock, par value $0.01 per share, and 4 million shares of preferred stock, par value $0.01 per share.

Common Stock

Shares Outstanding. Immediately following the Spin-Off, we estimate that approximately 5.83 million shares of our common stock will be issued and outstanding, based on approximately 0.96 million shares of Graham Class A Common Stock and 4.87 million shares of Graham Class B Common Stock outstanding as of March 31, 2015. The actual number of shares of our common stock outstanding immediately following the Spin-Off will depend on the actual number of shares of Graham common stock outstanding on the Record Date (other than any restricted shares that may be forfeited on or prior to the Spin-Off), and will reflect any issuance of new shares or exercise of outstanding options pursuant to Graham’s equity plans and any repurchases of Graham shares by Graham pursuant to its common stock repurchase program, in each case on or prior to the Record Date.

Dividends. Subject to the prior rights of the holders of any preferred stock that may be outstanding, when and as dividends are declared, whether payable in cash, in property or in shares of our capital stock, the holders of our common stock will be entitled to share equally, share for share, in such dividends. The timing, declaration, amount and payment of future dividends will depend on our financial condition, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. Our Board will make all decisions regarding our payment of dividends from time to time in accordance with applicable law. See “Dividend Policy” and “Risk Factors—Risks Relating to Our Common Stock and the Securities Market—We cannot assure you that we will pay dividends on our common stock, and our indebtedness will limit our ability to pay dividends on our common stock.”

Voting Rights. Every holder of our common stock will be entitled to one vote for each share standing in its name on the books of Cable ONE on all matters submitted to a vote of our stockholders.

Other Rights. In the event of our liquidation, dissolution or winding up, either voluntary or involuntary, after payment shall have been made to the holders of any preferred stock that may be outstanding, the holders of our common stock will be entitled to share, ratably according to the number of shares of common stock held by them, in all our remaining assets available for distribution to our stockholders.

Fully Paid. The issued and outstanding shares of our common stock are fully paid and non-assessable. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

The holders of our common stock will not have preemptive rights or preferential rights to subscribe for shares of our capital stock.

Preferred Stock

Our Amended and Restated Certificate of Incorporation will authorize our Board to designate and issue shares of preferred stock from time to time in one or more series, each such series to have such distinctive designation as shall be stated and expressed in the resolution or resolutions adopted by our Board providing for the initial issuance of shares of such series, without stockholder approval. Our Board may fix and determine the preferences, limitations and relative rights of each series of preferred stock. There are no present plans to issue any shares of preferred stock.

Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Certain provisions in our proposed Amended and Restated Certificate of Incorporation and our proposed Amended and Restated By-laws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board and in the policies formulated by our Board and to discourage certain types of transactions that may involve an actual or threatened change of control.

Classified board. Our Amended and Restated Certificate of Incorporation will provide that our Board will be divided into three classes of directors. Directors will stand for election on a staggered basis, such that only approximately one third of the directors constituting our Board may change each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board.

Blank Check Preferred Stock. Our Amended and Restated Certificate of Incorporation will authorize our Board to designate and issue, without any further vote or action by the stockholders, up to 40 million shares of preferred stock from time to time in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. The ability to issue such preferred stock could discourage potential acquisition proposals and could delay or prevent a change in control.

No Stockholder Action by Written Consent. Our Amended and Restated Certificate of Incorporation will expressly exclude the right of our stockholders to act by written consent. Stockholder action must take place at an annual meeting or at a special meeting of our stockholders.

Special Stockholder Meetings. Our Amended and Restated By-laws will provide that only our Chief Executive Officer and a majority of our directors will be able to call a special meeting of stockholders. Stockholders will not be permitted to call a special meeting or to require our Board to call a special meeting.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Under our Amended and Restated By-laws, stockholders of record will be able to nominate persons for election to our Board or bring other business constituting a proper matter for stockholder action only by providing proper notice to our secretary. Proper notice must be timely, generally between 90 and 120 days prior to the relevant meeting (or, in the case of annual meetings, prior to the first anniversary of the prior year’s annual meeting), and must include, among other information, the name and address of the stockholder giving the notice, a representation that such stockholder is a holder of record of our common stock as of the date of the notice, certain information regarding such stockholder’s beneficial ownership of our securities and any derivative instruments based on or linked to the value of or return on our securities as of the date of the notice, certain information relating to each person whom such stockholder proposes to nominate for election as a director, a brief description of any other business such stockholder proposes to bring before the meeting and the reason for conducting such business and a representation as to whether such stockholder intends to solicit proxies.

Amendments to Our Bylaws. Our Amended and Restated Certificate of Incorporation and our Amended and Restated By-laws each provide that the approval of our Board or the affirmative vote of stockholders holding at least 66 2⁄3% of the combined voting power of the outstanding shares of our capital stock entitled to vote in the election of directors, voting as a single class, will be required to alter, amend or repeal, or adopt any new provision in, our Amended and Restated By-laws. These provisions will make it more difficult for stockholders to make changes to our Amended and Restated By-laws that are opposed by our Board.

Delaware Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the Delaware General Corporation Law defines “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Limitation on Liability of Directors and Indemnification of Directors and Officers

Under Delaware law, a corporation may indemnify any individual made a party or threatened to be made a party to any type of proceeding, other than an action by or in the right of the corporation, because he or she is or was an officer, director, employee or agent of the corporation or was serving at the request of the corporation as an officer, director, employee or agent of another corporation or entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding if (1) he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or (2) in the case of a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. A corporation may indemnify any individual made a party or threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation because he or she was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses actually and reasonably incurred in connection with such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, provided that such indemnification will be denied if the individual is found liable to the corporation unless, in such a case, the court determines the person is nonetheless entitled to indemnification for such expenses. A corporation must indemnify a present or former director or officer who successfully defends himself or herself in a proceeding to which he or she was a party because he or she was a director or officer of the corporation against expenses actually and reasonably incurred by him or her. Expenses incurred by an officer or director, or any employees or agents as deemed appropriate by the board of directors, in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. The Delaware law regarding indemnification and expense advancement is not exclusive of any other rights which may be granted by our Amended and Restated Certificate of Incorporation or our Amended and Restated By-laws, a vote of stockholders or disinterested directors, agreement or otherwise.

Under Delaware law, termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that such person is prohibited from being indemnified.

Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director, but not an officer, in his or her capacity as such, to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except that such provision may not limit the liability of a director for (1) any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) unlawful payment of dividends or stock purchases or redemptions or (4) any transaction from which the director derived an improper personal benefit. Our Amended and Restated Certificate of Incorporation will provide that, to the fullest extent permitted under Delaware law, no Cable ONE director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

Our Amended and Restated By-laws will require indemnification, to the fullest extent permitted under Delaware law, of any person who is or was a director or officer of Cable ONE or any of its direct or indirect wholly owned subsidiaries and who is or was a party or is threatened to be made a party to, or was or is otherwise directly involved in (including as a witness), any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of Cable ONE or any direct or indirect wholly owned subsidiary of Cable ONE, or is or was serving at the request of Cable ONE as a director, officer, employee, partner, member or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, whether the basis of such proceeding is alleged action in an official capacity or in any other capacity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding; provided that the foregoing shall not apply to a director or officer with respect to a proceeding that was commenced by such director or officer except under certain circumstances.

In addition, our Amended and Restated By-laws will provide that expenses incurred by or on behalf of a current or former director or officer in connection with defending any action, suit or proceeding will be advanced to the director or officer by us upon the request of the director or officer, which request, if required by law, will include an undertaking by or on behalf of the director or officer to repay the amounts advanced if ultimately it is determined that the director or officer was not entitled to be indemnified against the expenses.

The indemnification rights to be provided in our Amended and Restated By-laws will not be exclusive of any other right to which persons seeking indemnification may otherwise be entitled.

As permitted by Delaware law, our Amended and Restated By-laws will authorize us to purchase and maintain insurance to protect any director, officer, employee or agent against claims and liabilities that such persons may incur in such capacities.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

Listing

We intend to list our common stock on the New York Stock Exchange under the symbol “CABO.”

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of our common stock that Graham’s stockholders will receive in the Distribution as contemplated by this Information Statement. This Information Statement is a part of, and does not contain all the information set forth in, the Registration Statement and the other exhibits and schedules to the Registration Statement. For further information with respect to us and our common stock, please refer to the Registration Statement, including its other exhibits and schedules. Statements we make in this Information Statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Information contained on any website we refer to in this Information Statement does not and will not constitute a part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.

As a result of the Spin-Off, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.

You may request a copy of any of our filings with the SEC at no cost by writing to us at the following address:

Investor Relations

Cable ONE

210 E. Earll Drive

Phoenix, AZ 85012

(602) 364-6000

We intend to furnish holders of our common stock with annual reports containing financial statements prepared in accordance with United States generally accepted accounting principles and audited and reported on by an independent registered public accounting firm.

INDEX TO FINANCIAL STATEMENTS

CABLE ONE, INC.

All schedules have been omitted either because they are not applicable or because the required information is included in the Financial Statements or the notes thereto referred to above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of Cable One, Inc.:

In our opinion, the accompanying balance sheets and the related statements of operations, cash flows and parent company equity present fairly, in all material respects, the financial position of Cable One, Inc. (the “Company”) at December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

McLean, VA

February 27, 2015

CABLE ONE, INC.

STATEMENTS OF OPERATIONS

	Year Ended December 31
(in thousands, except per share amounts)	2014	2013	2012
Revenues	$814,812	$825,707	$804,992

Costs and Expenses
Operating (excluding depreciation and amortization)	327,974	351,182	346,870
Selling, general and administrative	188,858	184,370	180,777
Depreciation and amortization	134,167	125,709	126,758

	650,999	661,261	654,405

Income from Operations	163,813	164,446	150,587
Other income (expense), net	74,196	(135)	(376)

Income Before Income Taxes	238,009	164,311	150,211
Provision for Income Taxes	90,700	59,800	56,300

Net Income	$147,309	$104,511	$93,911

Basic and diluted earnings per share	$147,309	$104,511	$93,911
Weighted average basic and diluted shares outstanding	1	1	1

See accompanying Notes to Financial Statements.

CABLE ONE, INC.

BALANCE SHEETS

	As of December 31
(in thousands)	2014	2013
Assets
Current Assets
Cash	$6,410	$6,238
Accounts receivable, net	29,729	30,356
Prepaid assets	12,587	9,158
Deferred income taxes	1,395	1,016

Total Current Assets	50,121	46,768
Property, Plant and Equipment, Net	616,230	595,057
Intangibles, Net	496,892	519,183
Goodwill	85,488	85,488
Other Assets	13,309	1,848

Total Assets	$1,262,040	$1,248,344

Liabilities and Parent Company Equity
Current Liabilities
Accounts payable and accrued liabilities	$71,419	$83,817
Income taxes payable	3,200	—
Deferred revenue	21,004	21,325

Total Current Liabilities	95,623	105,142
Accrued Compensation and Related Benefits	21,606	21,046
Other Liabilities	37	66
Deferred Income Taxes	291,486	286,831

Total Liabilities	408,752	413,085
Commitments and Contingencies (Note 12)
Parent Company Equity
Common stock, no par value; 2,000 shares authorized; 1,000 shares issued and outstanding	169	169
Additional parent company investment	(472,800)	(343,520)
Retained earnings	1,325,919	1,178,610

Total Parent Company Equity	853,288	835,259

Total Liabilities and Parent Company Equity	$1,262,040	$1,248,344

See accompanying Notes to Financial Statements.

CABLE ONE, INC.

STATEMENTS OF PARENT COMPANY EQUITY

(in thousands)	Common Stock	Additional Parent Company Investment	Retained Earnings	Total Parent Company Equity
As of December 31, 2011	$169	$(181,492)	$980,188	$798,865
Net income for the year	—	—	93,911	93,911
Net transfers to Parent	—	(67,601)	—	(67,601)

As of December 31, 2012	169	(249,093)	1,074,099	825,175

Net income for the year	—	—	104,511	104,511
Net transfers to Parent	—	(94,427)	—	(94,427)

As of December 31, 2013	169	(343,520)	1,178,610	835,259

Net income for the year	—	—	147,309	147,309
Net transfers to Parent	—	(129,280)	—	(129,280)

As of December 31, 2014	$169	$(472,800)	$1,325,919	$853,288

See accompanying Notes to Financial Statements.

CABLE ONE, INC.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(in thousands)	2014	2013	2012
Cash Flows from Operating Activities
Net Income	$147,309	$104,511	$93,911
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	134,167	125,709	126,758
Stock-based compensation expense, net	1,997	2,361	2,526
Provision (benefit) for deferred income taxes	4,276	(2,645)	(918)
Net loss on sales of property, plant and equipment	858	3,294	2,903
Net gain on sale of intangible assets	(75,249)	—	—
Change in assets and liabilities:
Decrease (increase) in accounts receivable, net	627	(917)	(1,102)
Increase in prepaid assets	(3,429)	(1,230)	(2,350)
(Decrease) increase in accounts payable and accrued liabilities	(4,800)	1,022	6,245
(Decrease) increase in deferred revenue	(322)	1,344	2,171
Increase in income taxes payable	3,200	—	1,418
(Increase) decrease in other assets and other liabilities, net	(2,801)	3,198	(565)

Net Cash Provided by Operating Activities	205,833	236,647	230,997

Cash Flows from Investing Activities
Purchases of property, plant and equipment	(177,400)	(141,949)	(156,605)
Net proceeds from sale of intangible assets	97,399	—	—
Net proceeds from sales of property, plant and equipment	1,638	1,839	1,873
Other	(37)	(71)	(163)

Net Cash Used in Investing Activities	(78,400)	(140,181)	(154,895)

Cash Flows from Financing Activities
Net transfers to Parent	(131,277)	(96,789)	(70,126)
Cash overdraft	4,016	(739)	(4,637)

Net Cash Used in Financing Activities	(127,261)	(97,528)	(74,763)

Net Increase (Decrease) in Cash and Cash Equivalents	172	(1,062)	1,339
Cash and Cash Equivalents at Beginning of Year	6,238	7,300	5,961

Cash and Cash Equivalents at End of Year	$6,410	$6,238	$7,300

Supplemental Cash Flow Information
Cash paid during the year for:
Income taxes	$5,629	$3,128	$3,053

See accompanying Notes to Financial Statements.

CABLE ONE, INC.

NOTES TO FINANCIAL STATEMENTS

1. SEPARATION FROM GRAHAM HOLDINGS COMPANY AND DESCRIPTION OF BUSINESS

On November 13, 2014, Graham Holdings Company (GHC) announced a plan for the complete legal and structural separation of its wholly owned subsidiary, Cable One, Inc. (Cable ONE), from GHC (also referred to herein as the “spin-off”). GHC will distribute, on a pro rata basis, all of the shares of Cable ONE common stock to GHC shareholders as of the record date for the separation. Immediately following completion of the spin-off, GHC shareholders will own 100% of the outstanding shares of common stock of Cable ONE. After the spin-off, Cable ONE will operate as an independent publicly-traded company. The distribution of Cable ONE common stock to GHC shareholders is conditioned on, among other things, final approval of the distribution plan by the GHC Board of Directors.

Cable ONE owns and operates cable systems that provide video, data and voice services to residential and commercial subscribers in 19 Midwestern, Western and Southern states of the United States of America. At the end of 2014, Cable ONE provided service to approximately 451,217 video customers, 488,454 data customers and 149,513 voice customers.

Unless otherwise stated or the context otherwise indicates, all references in these Notes to Financial Statements to “Cable ONE,” “us,” “our,” “we” or “the Company” means Cable One, Inc. References in these Notes to Financial Statements to “GHC” or “Parent” refers to Graham Holdings Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation. The accompanying financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in the United States and reflect the historical Statements of Operations, Balance Sheets, Statements of Parent Company Equity and Statements of Cash Flows of the Company for the periods presented.

The accompanying financial statements were derived from the consolidated financial statements and accounting records of GHC. These financial statements have been prepared solely to present the Company’s historical results of operations, financial position and cash flows for the indicated periods as it was historically managed. The impact of transactions between the Company and the Parent have been included in these financial statements and are considered to be effectively settled for cash in the financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the Statements of Cash Flows as a financing activity and in the Balance Sheets as Additional Parent Company Investment.

During the periods presented, the Company functioned as part of the larger group of companies controlled by the Parent and accordingly, the Parent provided certain support and overhead functions to the Company. These functions include finance, human resources, legal, information technology, general insurance, risk management and other corporate functions. The costs of such services have been allocated to the Company based on the most relevant allocation methods to the service provided. Management believes such allocations are reasonable and were consistently applied; however, they may not be indicative of the actual expense that would have been incurred had the Company been operating on a stand-alone basis. Refer to Note 11 for details on these allocations.

The Company participates in a centralized approach to cash management and in financing its operations managed by the Parent. Cash is transferred to the Parent and the Parent funds the Company’s operating and investing activities as needed. Accordingly, cash and cash equivalents at the Parent level have not been allocated to the Company in the financial statements. Cash transfers to and from the Parent’s cash management accounts are included within net transfers to and from the Parent in the Statements of Parent Company Equity. Parent third-

party debt, and the related interest expense, have not been allocated to the Company for any of the periods presented as the Company was not the legal obligor on the debt and the Parent borrowings were not directly attributable to the Company’s business.

As the Company did not operate as a stand-alone entity during the periods presented, the financial statements included herein may not necessarily be indicative of the Company’s future performance and may not necessarily reflect what its financial position, results of operations or cash flows would have been had it operated as a stand-alone entity during the periods presented.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the amounts reported in the financial statements. Management bases its estimates and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be affected by changes in those estimates. On an ongoing basis, the Company evaluates its estimates and assumptions.

Revenue Recognition. Revenue is recognized when persuasive evidence of an arrangement exists, the fees are fixed or determinable, the product or service has been delivered and collectability is reasonably assured. Revenues are primarily derived from subscriber fees for video, data and voice services, and from the sale of advertising.

The Company recognizes subscriber revenue as each service is provided. Revenue received from subscribers who purchase bundled services (e.g. the Company sells video, data and voice services to a customer) at a discounted rate is allocated to each product in a pro-rata manner based on the individual product’s selling price on a standalone basis. The Company typically bills customers in advance on a monthly basis. The Company manages credit risk by screening applicants through the use of internal customer information, identification verification tools and credit bureau data. Various measures are used to collect outstanding amounts when a customer’s account is delinquent, including termination of the customer’s cable services. Installation revenue is recognized when the connection of the customer to the Company’s cable system is completed, as installation revenue is less than the related direct selling costs.

The Company generally receives an allocation of scheduled advertising time as part of its distribution agreements with cable networks, which the Company sells to local, regional and national advertisers. The Company recognizes advertising revenue when the commercials are aired. In most cases, the available advertising time is sold by the Company’s internal sales force. Since the Company is acting as a principal in these arrangements, the advertising that is sold is reported as revenue on a gross basis. In cases where advertising time is sold by agencies, the Company is not acting as a principal and the advertising sold is reported net of agency fees.

Under the terms of the Company’s cable franchise agreements, the Company is generally required to pay to the franchising authority an amount based on the gross amount billed to the customer. The Company normally passes these fees to its customers and reports the fees on a gross basis as a component of revenue with the corresponding costs included in operating expense. The franchise authority assesses the Company directly for these fees and it is the Company’s obligation to pay the fees. The amount of such fees recorded on a gross basis was $16.7 million, $18.4 million and $17.9 million in 2014, 2013 and 2012, respectively.

Programming Costs. The Company’s programming costs are the fees paid to license the programming that is distributed to video customers and are recorded in the period the services are provided. Programming costs are recorded based on the Company’s contractual agreements with its programming vendors, which are generally multi-year agreements that provide for the Company to make payments to the programming vendors at agreed upon rates based on the number of subscribers to which the Company provides the programming service. From time to time, these agreements expire and programming continues to be distributed to customers while the parties negotiate new contractual terms. While payments are typically made under the prior agreement’s terms, the amount of programming costs recorded during these interim periods is based on the Company’s estimates of the ultimate contractual terms expected to be negotiated. Differences between actual amounts determined upon resolution of negotiations and amounts recorded during these interim periods are recorded in the period of resolution.

Advertising Costs. The Company expenses advertising costs as incurred. The total amount of such advertising expense recorded was $22.9 million, $22.3 million and $23.5 million in 2014, 2013 and 2012, respectively.

Cash and Cash Equivalents. Cash and cash equivalents consists of cash on hand.

Allowance for Doubtful Accounts. Accounts receivable have been reduced by an allowance for amounts that may be uncollectible in the future. This estimated allowance is based primarily on the aging category, historical collection experience and management’s evaluation of the financial condition of the customer. The Company generally considers an account past due or delinquent when a customer misses a scheduled payment. The Company writes off accounts receivable balances deemed uncollectible against the allowance for doubtful accounts generally when the account is turned over for collection to an outside collection agency.

Concentration of Credit Risk. The Company’s credit risk is limited due to the large number of customers, individually small balances and short payment terms.

Fair Value Measurements. Fair value measurements are determined based on the assumptions that a market participant would use in pricing an asset or liability based on a three-tiered hierarchy that draws a distinction between market participant assumptions based on (i) observable inputs, such as quoted prices in active markets (Level 1); (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2); and (iii) unobservable inputs that require the Company to use present value and other valuation techniques in the determination of fair value (Level 3). Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measure. The Company’s assessment of the significance of a particular input to the fair value measurements requires judgment and may affect the valuation of the assets and liabilities being measured and their placement within the fair value hierarchy.

For assets that are measured using quoted prices in active markets, the total fair value is the published market price per unit multiplied by the number of units held, without consideration of transaction costs. Assets and liabilities that are measured using significant other observable inputs are primarily valued by reference to quoted prices of similar assets or liabilities in active markets, adjusted for any terms specific to that asset or liability.

The Company measures certain assets – including goodwill; intangible assets; and property, plant and equipment – at fair value on a nonrecurring basis when they are deemed to be impaired. The fair value of these assets is determined with valuation techniques using the best information available and may include quoted market prices, market comparables and discounted cash flow models.

Fair Value of Financial Instruments. The carrying amounts reported in the Company’s financial statements for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the short-term nature of these financial instruments.

Property, Plant and Equipment. Property, plant and equipment is recorded at cost. Replacements and major improvements are capitalized; maintenance and repairs are expensed as incurred. Depreciation is calculated using the straight-line method over the following estimated useful lives of the property, plant and equipment:

Cable distribution systems	10 - 12 years

Customer premise equipment	3 - 5 years

Other equipment, vehicles and fixtures	3 - 10 years

Capitalized software	3 - 7 years

Buildings and improvements	5 - 20 years

The costs of leasehold improvements are amortized over the lesser of their useful lives or the terms of the respective leases.

The Company capitalizes certain internal and external costs incurred to acquire or develop internal-use software, including costs associated with coding, software configuration, upgrades and enhancements.

The Company capitalizes costs associated with the construction of cable transmission and distribution facilities and new cable service installations. Costs include all direct labor and materials, as well as certain indirect costs. The cost of subsequent disconnects and reconnects are expensed as they are incurred.

Evaluation of Long-Lived Assets. The recoverability of property, plant and equipment and amortized intangible assets is assessed whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. A long-lived asset is considered to not be recoverable when the undiscounted estimated future cash flows are less than the asset’s recorded value. An impairment charge is measured based on estimated fair market value, determined primarily using estimated future cash flows on a discounted basis. Losses on long-lived assets to be disposed of are determined in a similar manner, but the fair market value would be reduced for estimated costs to dispose.

Goodwill and Indefinite-Lived Intangible Assets. Goodwill is the excess of purchase price over the fair value of identified net assets of businesses acquired. The Company’s intangible assets with an indefinite life are principally from franchise agreements, as the Company expects its cable franchise agreements to provide the Company with substantial benefit for a period that extends beyond the foreseeable horizon, and the Company historically has obtained renewals and extensions of such agreements for nominal costs and without any material modifications to the agreements.

The Company reviews goodwill and indefinite-lived intangible assets at least annually, as of November 30, for possible impairment. Goodwill and indefinite-lived intangible assets are reviewed for possible impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit or indefinite-lived intangible asset below its carrying value. The Company tests its goodwill at the reporting unit level, which is an operating segment or one level below an operating segment. In reviewing the carrying value of indefinite-lived intangible assets, the Company aggregates its cable systems on a regional basis. The Company initially assesses qualitative factors to determine if it is necessary to perform the two-step goodwill impairment review or indefinite-lived intangible asset quantitative impairment review. The Company reviews the goodwill for impairment using the two-step process and the indefinite-lived intangible assets using the quantitative process if, based on its assessment of the qualitative factors, it determines that it is more likely than not that the fair value of a reporting unit or indefinite-lived intangible asset is less than its carrying value, or if it decides to bypass the qualitative assessment. The Company reviews the carrying value of goodwill and indefinite-lived intangible assets utilizing a discounted cash flow model, and, where appropriate, a market value approach is also utilized to supplement the discounted cash flow model. The Company makes assumptions regarding estimated future cash flows, discount rates, long-term growth rates and market values to determine each reporting unit’s and indefinite-lived intangible asset’s estimated fair value. If these estimates or related assumptions change in the future, the Company may be required to record impairment charges.

Retirement Benefits. Certain of the Company’s employees participate in defined benefit pension plans and incentive savings plans (the Plans) sponsored by GHC. For the employees that participate in the Plans sponsored by GHC, the Company does not record an asset or liability to recognize the funded status of the Plans in accordance with generally accepted accounting principles for multiemployer benefit plans. Pension expense was allocated to the Company based on the actual participating employees in the Plans and reported within operating and selling, general and administrative expenses in the Statements of Operations. See Note 10 for more information.

Equity-Based Compensation. GHC maintains an equity-based compensation plan for the benefit of certain officers, directors and employees, including the employees of the Company. The Company measures compensation expense for awards settled in shares based on the grant date fair value of the award. The Company recognizes the expense over the requisite service period, which is generally the vesting period of the award. See Note 9 for more information.

Income Taxes. The Company’s income taxes have been prepared on a separate return basis as if the Company was a stand-alone entity. Historically, the Company was included in tax filings with GHC and its subsidiaries. The results from being included in the consolidated tax returns are included in Parent Company Investment.

The Company’s operations have historically been included in GHC’s consolidated U.S. Federal and state tax returns. The Company does not maintain taxes payable to/from Parent and is deemed to settle the annual current tax balances immediately with the legal tax-paying entities in respective jurisdictions. These settlements are reflected as net transfer to/ from Parent within Additional Parent Company Investment. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records net deferred tax assets to the extent that it believes these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations; this evaluation is made on an ongoing basis. In the event the Company were to determine that it was not able to realize net deferred income tax assets in the future, the Company would record a valuation allowance, which would increase the provision for income taxes.

The Company recognizes a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. The Company records a liability for the difference between the benefit recognized and measured for financial statement purposes and the tax position taken or expected to be taken on the tax return. Changes in the estimate are recorded in the period in which such determination is made.

Asset Retirement Obligations. Certain of the Company’s cable franchise agreements and lease agreements contain provisions requiring it to restore facilities or remove property in the event that the franchise or lease agreement is not renewed. The Company expects to continually renew our cable franchise agreements and therefore cannot reasonably estimate any liabilities associated with such agreements. A remote possibility exists that franchise agreements could be terminated unexpectedly, which could result in the Company incurring significant expense in complying with restoration or removal provisions. The disposal obligations related to the Company’s properties are not material to its financial statements. The Company does not have any significant liabilities related to asset retirements recorded in the financial statements.

Segments. Public companies are required to disclose certain information about their reportable segments. Operating segments are defined as the significant components of an entity for which separate financial information is available and is evaluated on a regular basis by the chief operating decision maker in deciding how to allocate resources to an individual segment and in assessing performance of the segment. The Company’s operating segments represent geographical regions and have been aggregated into one reportable segment.

Recently Adopted and Issued Accounting Pronouncements. In May 2014, the FASB issued comprehensive new guidance that supersedes all existing revenue recognition guidance. The new guidance requires revenue to be recognized when the Company transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The new guidance also significantly expands the disclosure requirements for revenue recognition. This guidance is effective for interim and fiscal years beginning after December 15, 2016. Early adoption is not permitted. The standard permits two implementation approaches, one requiring retrospective application of the new guidance with a restatement of prior years and one requiring prospective application of the new guidance with disclosure of results under the old guidance. The Company is in the process of evaluating the impact of this new guidance on its financial statements, and believes such evaluation will extend over several future periods due to the significance of the changes to the Company’s policies and business processes.

In August 2014, the FASB issued new guidance that requires management to assess the Company’s ability to continue as a going concern, and to provide related disclosures in certain circumstances. This guidance is effective for interim and fiscal years ending after December 15, 2016, with early adoption permitted. The Company does not expect this guidance to have an impact on its financial statements.

3. REVENUES

The Company’s revenues by product line are as follows:

	Year Ended December 31
(in thousands)	2014	2013	2012
Residential
Video	$360,973	$385,596	$373,503
Data	265,718	252,296	245,474
Voice	62,396	74,992	80,826
Business sales	72,775	61,401	51,188
Advertising sales	35,362	35,237	36,272
Other	17,588	16,185	17,729

Total revenues	$814,812	$825,707	$804,992

4. ACCOUNTS RECEIVABLE, ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts receivable consist of the following:

	As of December 31
(in thousands)	2014	2013
Trade accounts receivable, less doubtful accounts of $621 and $1,207	$26,327	$29,784
Other receivables	3,402	572

	$29,729	$30,356

The change in allowance for doubtful accounts is as follows:

	Allowance for Doubtful Accounts
(in thousands)	Balance at Beginning of Period	Additions – Charged to Costs and Expenses	Deductions	Balance at End of Period
2014	$1,207	$3,907	$(4,493)	$621
2013	$2,070	$5,531	$(6,394)	$1,207
2012	$3,146	$7,720	$(8,796)	$2,070

Accounts payable and accrued liabilities consist of the following:

	As of December 31
(in thousands)	2014	2013
Accounts payable	$17,155	$30,455
Programming costs	14,787	17,396
Accrued compensation and related benefits	12,226	11,179
Accrued sales and other operating taxes	6,301	7,055
Cash overdrafts	7,384	3,368
Franchise fees	5,317	6,946
Other accrued expenses	8,249	7,418

	$71,419	$83,817

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

	As of December 31
(in thousands)	2014	2013
Cable distribution systems	$1,309,475	$1,227,080
Customer premise equipment	270,785	269,215
Other equipment and fixtures	294,847	234,934
Buildings and leasehold improvements	77,721	85,173
Capitalized software	66,567	57,540
Construction in progress	50,816	73,332
Land	9,470	12,509

	$2,079,681	$1,959,783
Less accumulated depreciation	(1,463,451)	(1,364,726)

	$616,230	$595,057

Depreciation expense was $134.0 million, $125.5 million and $126.5 million in 2014, 2013 and 2012, respectively.

6. GOODWILL AND INTANGIBLE ASSETS

The carrying amount of goodwill at December 31, 2014 and 2013 was $85.5 million. Historically, the Company has not recorded any impairment of goodwill.

Intangible assets consist of the following:

		As of December 31, 2014			As of December 31, 2013
(in thousands)	Useful Life Range	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized Intangible Assets
Customer relationships	4 years	$6,526	$6,526	$—	$6,526	$6,526	$—
Cable franchise renewals and access rights	1–25 years	4,107	3,536	571	4,067	3,355	712

		$10,633	$10,062	$571	$10,593	$9,881	$712

Indefinite-Lived Intangible Assets
Franchise agreements		$496,321			$496,321
Wireless licenses		—			22,150

		$496,321			$518,471

Amortization of intangible assets was $0.2 million, $0.2 million and $0.2 million in 2014, 2013 and 2012, respectively. Amortization of intangible assets is estimated to be approximately $0.1 million in 2015, $0.1 million in 2016, $0.1 million in 2017, $0.1 million in 2018, $0.1 million in 2019 and $0.1 million thereafter.

In July 2014, the Company sold wireless spectrum licenses that were purchased in 2006 and recorded a pre-tax non-operating gain of $75.2 million included in Other income (expense), net in the Statements of Operations.

7. INCOME TAXES

Income before income taxes was $238.0 million, $164.3 million, and $150.2 million for 2014, 2013, and 2012, respectively.

The provision for income taxes consists of the following:

(in thousands)	Current	Deferred	Total
Year Ended December 31, 2014
U.S. Federal	$73,636	$4,143	$77,779
State and Local	12,788	133	12,921

	$86,424	$4,276	$90,700

Year Ended December 31, 2013
U.S. Federal	$57,476	$(1,331)	$56,145
State and Local	4,969	(1,314)	3,655

	$62,445	$(2,645)	$59,800

Year Ended December 31, 2012
U.S. Federal	$51,059	$(128)	$50,931
State and Local	6,159	(790)	5,369

	$57,218	$(918)	$56,300

The provision for income taxes on operations exceeds the amount of income tax determined by applying the U.S. Federal statutory rate of 35% to income from operations before taxes as a result of the following:

	Year Ended December 31
(in thousands)	2014	2013	2012
U.S. Federal taxes at statutory rate	$83,303	$57,509	$52,574
State and local taxes, net of U.S. Federal tax	8,399	2,365	3,489
Other, net	(1,002)	(74)	237

Provision for Income Taxes	$90,700	$59,800	$56,300

Deferred income taxes consist of the following:

	As of December 31
(in thousands)	2014	2013
Other benefit obligations	$8,305	$7,597
Accounts receivable	236	327
Other	688	689

Deferred Tax Assets, Net	$9,229	$8,613

Property, plant and equipment	134,729	127,297
Goodwill and other intangible assets	164,591	167,131

Deferred Tax Liabilities	$299,320	$294,428

Deferred Income Tax Liabilities, Net	$290,091	$285,815

The Company has not established valuation allowances against any U.S. Federal or state deferred tax assets.

The Company is included in consolidated U.S. Federal and Arizona corporate income tax returns filed by GHC, and also files in various other state and local governmental jurisdictions. The U.S. Federal tax return filing is considered the only major tax jurisdiction. The statute of limitations has expired on all GHC consolidated U.S. Federal corporate income tax returns filed through 2009. The Internal Revenue Service is currently examining the 2010 GHC consolidated U.S. Corporation Income Tax Return; the scope of the examination currently does not include any tax return activity for the Company. After the 2010 examination is completed, GHC expects that the IRS will start to examine subsequent tax years, and such examinations may include activity for the Company.

The Company endeavors to comply with tax laws and regulations where it does business, but cannot guarantee that, if challenged, the Company’s interpretation of all relevant tax laws and regulations will prevail and that all tax benefits recorded in the financial statements will ultimately be recognized in full. The Company has taken reasonable efforts to address uncertain tax positions and has determined that there are no material transactions and no material tax positions taken by the Company that would fail to meet the more-likely-than-not threshold for recognizing transactions or tax positions in the financial statements. Accordingly, the Company has not recorded a reserve for uncertain tax positions in the financial statements, and the Company does not expect any significant tax increase or decrease to occur within the next 12 months with respect to any transactions or tax positions taken and reflected in the financial statements. In making these determinations, the Company presumes that taxing authorities pursuing examinations of the Company’s compliance with tax law filing requirements will have full knowledge of all relevant information, and, if necessary, the Company will pursue resolution of disputed tax positions by appeals or litigation.

8. FAIR VALUE MEASUREMENTS

The Company’s deferred compensation plan liabilities were $19.1 million and $17.1 million at December 31, 2014 and 2013, respectively. These liabilities include amounts due to the Company’s employees that participate in GHC’s Deferred Compensation Plan and supplemental savings plan benefits under the GHC’s Supplemental Executive Retirement Plan, which amounts are included in Accrued Compensation and Related Benefits. These plans measure the market value of a participant’s balance in a notional investment account that is comprised primarily of mutual funds, which are based on observable market prices. However, since the deferred compensation obligations are not exchanged in an active market, they are classified as Level 2 in the fair value hierarchy. Realized and unrealized gains (losses) on deferred compensation are included in operating income.

9. EQUITY-BASED COMPENSATION

GHC maintains an equity-based incentive compensation plan, for the benefit of certain officers, directors, and employees, including the Company’s employees. Equity-based awards issued to employees include non-qualified stock options and restricted stock awards. These compensation costs are recognized within selling, general and administrative expenses.

Compensation Expense. Total equity-based compensation costs recognized for 2014, 2013 and 2012 were $2.6 million, $3.0 million, and $3.1 million, respectively. A portion of these charges relates to costs allocated to the Company for GHC Corporate employees not solely dedicated to the Company. As of December 31, 2014, 2013 and 2012 there were approximately 20,140, 19,333, and 32,973, respectively, in GHC restricted stock awards outstanding related to the Company’s specific employees. As of December 31, 2014, 2013 and 2012 there were approximately 19,000, 22,000, and 22,000, respectively, in GHC stock options outstanding related to the Company’s specific employees. These awards and related amounts are not necessarily indicative of awards and amounts that would have been granted if the Company had been an independent, publicly traded company for the periods presented.

Total equity-based compensation expense associated with the Company’s employees is summarized as follow:

	2014			2013			2012
(in thousands)	The Company’s Employees	Other Employee Allocations	Total	The Company’s Employees	Other Employee Allocations	Total	The Company’s Employees	Other Employee Allocations	Total
GHC Restricted Stock Awards	$1,997	$186	$2,183	$2,361	$178	$2,539	$2,526	$130	$2,656
GHC Stock Options	354	41	395	445	17	462	421	64	485

Total	$2,351	$227	$2,578	$2,806	$195	$3,001	$2,947	$194	$3,141

As of December 31, 2014, there was $2.5 million of total unrecognized compensation expense related to the Company’s specific employees’ GHC restricted stock awards. That cost is expected to be recognized on a straight-line basis over a weighted average period of 1.2 years. As of December 31, 2014, total unrecognized compensation expense related to the Company’s specific employees’ GHC stock options was $0.1 million, which is expected to be recognized on a straight-line basis over a weighted average period of approximately 1.9 years.

Fair Value. The fair value of the 3,000 GHC stock options granted in 2012 was estimated using the Black-Scholes method utilizing the following assumptions:

2012
Expected life (years)	7
Interest rate	1.04%
Volatility	31.80%
Dividend yield	2.60%

The expected life represents the amount of time options are expected to remain outstanding and is determined based on various factors including the vesting period and contractual term of the award, historical exercise and vesting experience, stock price history and expected volatility, and Incentive Compensation Plan provisions. The interest rate is the continuously compounded rate based on U.S. Treasury obligations for a period equal to that from the date of the grant to the expected term. Volatility is based on historical volatility that is calculated from the date of the grant based on the expected holding term of the option. Dividend yield represents the expected yearly dividend rate over the grant date stock price of the option. No options were granted in 2014 or 2013 to employees of the Company.

10. POSTEMPLOYMENT BENEFIT PLANS

Multiemployer Benefit Plans. As discussed in Note 2, certain of the Company’s employees participate in defined benefit plans sponsored by GHC. The total cost of the Plans is actuarially determined and the Company receives an allocation of the service cost associated with the Plans based upon actual benefits earned by the Company’s employees. The amount of pension expense allocated to the Company related to these multiemployer plans was $3.9 million, $4.1 million, and $2.9 million in 2014, 2013 and 2012, respectively, and is reflected within operating and selling, general and administrative expenses in the Statements of Operations.

The employees participate in The Retirement Plan for Graham Holdings Company (Employer Identification Number 53-0182885, Plan Number 009) and GHC’s Supplemental Executive Retirement Plan. As of December 31, 2014 and 2013, The Retirement Plan for Graham Holdings Company was fully funded and is not in critical or endangered status as currently defined by the Pension Protection Act of 2006. GHC’s Supplemental Executive Retirement Plan is unfunded.

Multiemployer Savings Plans. The Company’s employees participate in defined contribution plans (primarily 401(k) plans) sponsored by GHC. The defined contribution plans allow eligible employees to contribute a portion of their salary to the plans, and in some cases, a matching contribution to the funds is provided. The Company recorded expense associated with these defined contribution plans of approximately $0.7 million, $1.0 million, and $1.4 million in 2014, 2013, and 2012, respectively.

11. RELATED PARTY TRANSACTIONS AND PARENT COMPANY EQUITY

Allocation of expenses. The Financial Statements include allocations of expenses from the Parent for certain overhead functions including, but not limited to, finance, human resources, legal, information technology, general insurance, risk management and other corporate functions. These expenses have been allocated to the Company on the basis of direct usage when identifiable, with the remainder generally allocated on a proportional basis using revenue or headcount. The Company was allocated $12.7 million, $12.1 million, and $10.6 million in 2014, 2013 and 2012, respectively, of corporate overhead costs incurred by the Parent. These cost allocations are included in selling, general, and administrative expenses in the Statements of Operations.

These expense allocations have been determined on the basis that both the Company and the Parent consider to be a reasonable reflection of the utilization of services provided or the benefit received by the Company during the periods presented. The allocations may not, however, reflect the expense the Company would have incurred as an independent company for the periods presented. Actual costs that may have been incurred if the Company had been a stand-alone company would depend on a number of factors, including the chosen organizational structure and certain strategic decisions.

Parent Company Equity. The net assets of the Company are represented by the cumulative investment in the Company by GHC that is shown as Parent Company Equity, which comprises share capital, accumulated retained earnings of the Company, as well as settlements of intercompany balances and transactions between the Company and Parent, and net transfers of cash and cash equivalents. The settlement of intercompany balances and transactions between the Company and the Parent that were not historically settled in cash are included in Additional Parent Company Investment and thus effectively deemed settled in cash for presentation purposes.

The components of net transfers to Parent are as follows:

	Year Ended December 31
(in thousands)	2014	2013	2012
Net change in current income tax accounts	$85,071	$56,672	$53,247
Allocation of overhead and other expenses – from Parent	12,671	12,106	10,600
Net advances to Parent	(227,022)	(163,205)	(131,448)

Total net transfers to Parent	$(129,280)	$(94,427)	$(67,601)

12. COMMITMENTS AND CONTINGENCIES

Contractual Obligations. The Company has obligations to make future payments for goods and services under certain contractual arrangements. These contractual obligations secure the future rights to various assets and services to be used in the normal course of the Company’s operations. For example, the Company is contractually committed to make certain minimum lease payments for the use of property under operating lease agreements. In accordance with applicable accounting rules, the future rights and obligations pertaining to firm commitments, such as operating lease obligations and certain purchase obligations under contracts, are not reflected as assets or liabilities in the consolidated balance sheet.

The Company’s rent expense, which primarily includes facility rental expense, was $1.8 million in 2014, $1.6 million in 2013 and $2.1 million in 2012. The Company has lease obligations under various operating leases including minimum lease obligations for real estate. These amounts exclude pole attachments.

The minimum rental commitments under long-term operating leases during the next five years are $1.3 million in 2015, $0.7 million in 2016, $0.5 million in 2017, $0.2 million in 2018, $0.2 million in 2019 and $1.0 million thereafter.

The following table summarizes the Company’s aggregate contractual obligations outstanding as of December 31, 2014 under certain programming and content purchase agreements and various other contractual obligations (including amounts associated with data processing services, high-speed data connectivity and fiber-related obligations) and the estimated timing and effect that such obligations are expected to have on the Company’s liquidity and cash flows in future periods:

(in thousands)
2015	$217,607
2016	155,620
2017	70,502
2018	61,748
2019	63,173
Thereafter	65,035

$633,685

Programming and content purchases represent contracts that the Company has with cable television networks and broadcast stations to provide programming services to its subscribers. The amounts included above represent estimates of the future programming costs for these contract requirements and commitments based on subscriber numbers and tier placement as of December 31, 2014 applied to the per-subscriber rates contained in these contracts. Actual amounts due under such contracts may differ from the amounts above based on the actual subscriber numbers and tier placements.

The following items are not included as contractual obligations due to various factors discussed below. However, the Company incurs these costs as part of its operations:

•	The Company rents utility poles used in its operations. Generally, pole rentals are cancellable on short notice, but the Company anticipates that such rentals will recur. Rent expense for pole attachments was approximately $5.5 million, $5.4 million and $5.3 million in 2014, 2013 and 2012, respectively.

•	The Company pays franchise fees under multi-year franchise agreements based on a percentage of revenues generated from video service per year. Franchise fees and other franchise-related costs included in the Statements of Operations were $16.7 million, $18.4 million and $17.9 million in 2014, 2013 and 2012, respectively.

•	The Company has cable franchise agreements containing provisions requiring the construction of cable plant and the provision of services to customers within the franchise areas. In connection with these obligations under existing franchise agreements, the Company obtains surety bonds or letters of credit guaranteeing performance to municipalities and public utilities and payment of insurance premiums. Such surety bonds and letters of credit as of December 31, 2014 and 2013 totaled $4.6 million. Payments under these arrangements are required only in the event of nonperformance. The Company does not expect that these contingent commitments will result in any amounts being paid in the foreseeable future.

Litigation and Legal Matters. The Company is subject to complaints and administrative proceedings and is a defendants in various civil lawsuits that have arisen in the ordinary course of its businesses. Such matters include contract disputes; actions alleging negligence, invasion of privacy; trademark, copyright and patent infringement; violations of applicable wage and hour laws; and statutory or common law claims involving current and former employees; and other matters. Although the outcomes of the legal claims and proceedings against the Company cannot be predicted with certainty, based on currently available information, management believes that there are no existing claims or proceedings that are likely to have a material effect on the Company’s business, financial condition, results of operations or cash flows. Also, based on currently available information, management is of the opinion that the exposure to future material losses from existing legal proceedings is not reasonably possible, or that future material losses in excess of the amounts accrued are not reasonably possible.

Regulation in the Cable Industry. The operation of a cable system is extensively regulated by the Federal Communications Commission (“FCC”), some state governments and most local governments. The FCC has the authority to enforce its regulations through the imposition of substantial fines, the issuance of cease and desist orders and/or the imposition of other administrative sanctions, such as the revocation of FCC licenses needed to operate certain transmission facilities used in connection with cable operations. The Telecommunications Act of 1996 altered the regulatory structure governing the nation’s communications providers. It removed barriers to competition in both the cable television market and the telephone market. Among other things, it reduced the scope of cable rate regulation and encouraged additional competition in the video programming industry by allowing telephone companies to provide video programming in their own telephone service areas. Future legislative and regulatory changes could adversely affect the Company’s operations.

13. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 27, 2015, which is the date the financial statements were available to be issued and has considered any relevant matters in the preparation of the financial statements and footnotes.

CABLE ONE, INC.

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended March 31
(in thousands, except per share amounts)	2015	2014
Revenues	$202,909	$208,546

Costs and Expenses
Operating (excluding depreciation and amortization)	81,268	87,893
Selling, general and administrative	49,329	47,507
Depreciation and amortization	36,379	33,779

	166,976	169,179

Income from Operations	35,933	39,367
Other expense, net	(19)	(32)

Income Before Income Taxes	35,914	39,335
Provision for Income Taxes	13,805	14,990

Net Income	$22,109	$24,345

Basic and diluted earnings per share	$22,109	$24,345
Weighted average basic and diluted shares outstanding	1	1

See accompanying Notes to Condensed Financial Statements.

CABLE ONE, INC.

CONDENSED BALANCE SHEETS

	As of
(in thousands)	March 31, 2015	December 31, 2014
	(Unaudited)
Assets
Current Assets
Cash	$9,064	$6,410
Accounts receivable, net	25,880	29,729
Prepaid assets	14,655	12,587
Deferred income taxes	1,443	1,395

Total Current Assets	51,042	50,121
Property, Plant and Equipment, Net	610,751	616,230
Intangibles, Net	496,861	496,892
Goodwill	85,488	85,488
Other Assets	13,374	13,309

Total Assets	$1,257,516	$1,262,040

Liabilities and Parent Company Equity
Current Liabilities
Accounts payable and accrued liabilities	$60,780	$71,419
Income taxes payable	3,287	3,200
Deferred revenue	22,050	21,004

Total Current Liabilities	86,117	95,623
Accrued Compensation and Related Benefits	21,338	21,606
Other Liabilities	57	37
Deferred Income Taxes	285,954	291,486

Total Liabilities	393,466	408,752
Commitments and Contingencies (Note 10)
Parent Company Equity
Common stock, no par value; 2,000 shares authorized; 1,000 shares issued and outstanding	169	169
Additional parent company investment	(484,147)	(472,800)
Retained earnings	1,348,028	1,325,919

Total Parent Company Equity	864,050	853,288

Total Liabilities and Parent Company Equity	$1,257,516	$1,262,040

See accompanying Notes to Condensed Financial Statements.

CABLE ONE, INC.

CONDENSED STATEMENTS OF PARENT COMPANY EQUITY

(Unaudited)

(in thousands)	Common Stock	Additional Parent Company Investment	Retained Earnings	Total Parent Company Equity
As of December 31, 2013	169	(343,520)	1,178,610	835,259
Net income for the year	—	—	147,309	147,309
Net transfers to Parent	—	(129,280)	—	(129,280)

As of December 31, 2014	169	(472,800)	1,325,919	853,288

Net income for the period	—	—	22,109	22,109
Net transfers to Parent	—	(11,347)	—	(11,347)

As of March 31, 2015	$169	$(484,147)	$1,348,028	$864,050

See accompanying Notes to Condensed Financial Statements.

CABLE ONE, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31
(in thousands)	2015	2014
Cash Flows from Operating Activities
Net Income	$22,109	$24,345
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	36,379	33,779
Stock-based compensation expense, net	273	488
(Benefit) provision for deferred income taxes	(5,580)	706
Net loss on sales of property, plant and equipment	417	68
Change in assets and liabilities:
Decrease in accounts receivable, net	3,849	5,339
Increase in prepaid assets	(2,068)	(2,644)
Decrease in accounts payable and accrued liabilities	(428)	(8,130)
Increase in deferred revenue	1,046	638
Increase in income taxes payable	87	1,400
(Increase) decrease in other assets and other liabilities, net	(314)	178

Net Cash Provided by Operating Activities	55,770	56,167

Cash Flows from Investing Activities
Purchases of property, plant and equipment	(37,417)	(46,966)
Net proceeds from sales of property, plant and equipment	8	108

Net Cash Used in Investing Activities	(37,409)	(46,858)

Cash Flows from Financing Activities
Net transfers to Parent	(11,620)	(11,490)
Cash overdraft	(4,087)	2,518

Net Cash Used in Financing Activities	(15,707)	(8,972)

Net Increase in Cash and Cash Equivalents	2,654	337
Cash and Cash Equivalents at Beginning of Period	6,410	6,238

Cash and Cash Equivalents at End of Period	$9,064	$6,575

See accompanying Notes to Condensed Financial Statements.

CABLE ONE, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

1. SEPARATION FROM GRAHAM HOLDINGS COMPANY AND DESCRIPTION OF BUSINESS

On November 13, 2014, Graham Holdings Company (GHC) announced a plan for the complete legal and structural separation of its wholly owned subsidiary, Cable One, Inc. (Cable ONE), from GHC (also referred to herein as the “spin-off”). GHC will distribute, on a pro rata basis, all of the shares of Cable ONE common stock to GHC shareholders as of the record date for the separation. Immediately following completion of the spin-off, GHC shareholders will own 100% of the outstanding shares of common stock of Cable ONE. After the spin-off, Cable ONE will operate as an independent publicly-traded company. The distribution of Cable ONE common stock to GHC shareholders is conditioned on, among other things, final approval of the distribution plan by the GHC Board of Directors.

Cable ONE owns and operates cable systems that provide video, data and voice services to residential and commercial subscribers in 19 Midwestern, Western and Southern states of the United States of America. As of March 31, 2015, Cable ONE provided service to 421,331 video customers, 496,579 data customers and 145,393 voice customers.

Unless otherwise stated or the context otherwise indicates, all references in these Notes to Condensed Financial Statements to “Cable ONE,” “us,” “our,” “we” or “the Company” means Cable One, Inc. References in these Notes to Condensed Financial Statements to “GHC” or “Parent” refers to Graham Holdings Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The accompanying condensed financial statements have been prepared in accordance with: (i) generally accepted accounting principles in the United States of America (GAAP) for interim financial information; and (ii) the guidance of Rule 10-01 of Regulation S-X under the Securities and Exchange Act of 1934, as amended, for financial statements required to be filed with the Securities and Exchange Commission (SEC). They reflect the historical Condensed Statements of Operations, Condensed Balance Sheets, Condensed Statements of Parent Company Equity and Condensed Statements of Cash Flows of the Company for the periods presented. As permitted under such rules, certain notes and other financial information normally required by GAAP have been condensed or omitted. Management believes the accompanying condensed financial statements reflect all normal and recurring adjustments necessary for a fair presentation of the Company’s financial position, results of operations, and cash flows as of and for the periods presented herein. The Company’s results of operations for the three months ended March 31, 2015 and 2014 may not be indicative of the Company’s future results. These condensed financial statements are unaudited and should be read in conjunction with the Company’s audited financial statements and the notes thereto included elsewhere in this registration statement. The year-end condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by GAAP.

The accompanying condensed financial statements were derived from the condensed consolidated financial statements and accounting records of GHC. These condensed financial statements have been prepared solely to present the Company’s historical results of operations, financial position and cash flows for the indicated periods as it was historically managed. The impact of transactions between the Company and the Parent has been included in these condensed financial statements and are considered to be effectively settled for cash in the condensed financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the Condensed Statements of Cash Flows as a financing activity and in the Condensed Balance Sheets as Additional Parent Company Investment.

During the periods presented, the Company functioned as part of the larger group of companies controlled by the Parent and accordingly, the Parent provided certain support and overhead functions to the Company. These functions include finance, human resources, legal, information technology, general insurance, risk management and other corporate functions. The costs of such services have been allocated to the Company based on the most relevant allocation methods to the service provided. Management believes such allocations are reasonable and were consistently applied; however, they may not be indicative of the actual expense that would have been incurred had the Company been operating on a stand-alone basis. Refer to Note 9 for details on these allocations.

The Company participates in a centralized approach to cash management and in financing its operations managed by the Parent. Cash is transferred to the Parent and the Parent funds the Company’s operating and investing activities as needed. Accordingly, cash and cash equivalents at the Parent level have not been allocated to the Company in the condensed financial statements. Cash transfers to and from the Parent’s cash management accounts are included within net transfers to and from the Parent in the Condensed Statements of Parent Company Equity. Parent third-party debt, and the related interest expense, have not been allocated to the Company for any of the periods presented as the Company was not the legal obligor on the debt and the Parent borrowings were not directly attributable to the Company’s business.

Certain of the Company’s employees participate in defined benefit pension plans and incentive savings plans (the Plans) sponsored by GHC. For the employees that participate in the Plans sponsored by GHC, the Company does not record an asset or liability to recognize the funded status of the Plans in accordance with generally accepted accounting principles for multiemployer benefit plans. Pension expense was allocated to the Company based on the actual participating employees in the Plans and reported within operating and selling, general and administrative expenses in the Condensed Statements of Operations. See Note 8 for more information.

The Company’s income taxes have been prepared on a separate return basis as if the Company was a stand-alone entity. Historically, the Company was included in tax filings with GHC and its subsidiaries. The results from being included in the consolidated tax returns are included in Parent Company Investment. The Company’s operations have historically been included in GHC’s consolidated U.S. Federal and state tax returns. The Company does not maintain taxes payable to/from Parent and is deemed to settle the annual current tax balances immediately with the legal tax-paying entities in respective jurisdictions. These settlements are reflected as net transfer to/from Parent within Additional Parent Company Investment.

As the Company did not operate as a stand-alone entity during the periods presented, the condensed financial statements included herein may not necessarily be indicative of the Company’s future performance and may not necessarily reflect what its financial position, results of operations or cash flows would have been had it operated as a stand-alone entity during the periods presented.

Use of Estimates in the Preparation of the Condensed Consolidated Financial Statements – The preparation of the condensed consolidated financial statements in conformity with GAAP requires management to make estimates and judgments that affect the amounts reported herein. Management bases its estimates and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be affected by changes in those estimates.

Recently Adopted and Issued Accounting Pronouncements – In May 2014, the FASB issued comprehensive new guidance that supersedes all existing revenue recognition guidance. The new guidance requires revenue to be recognized when the Company transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The new guidance also significantly expands the disclosure requirements for revenue recognition. This guidance is effective for interim and fiscal years beginning after December 15, 2016. Early adoption is not permitted. The standard permits two implementation approaches, one requiring retrospective application of the new guidance with a restatement of prior years and one requiring prospective application of the new guidance with disclosure of results under the old guidance. The Company is in the process of evaluating the impact of this new guidance on its financial statements, and believes such evaluation will extend over several future periods due to the significance of the changes to the Company’s policies and business processes.

In August 2014, the FASB issued new guidance that requires management to assess the Company’s ability to continue as a going concern, and to provide related disclosures in certain circumstances. This guidance is effective for interim and fiscal years ending after December 15, 2016, with early adoption permitted. The Company does not expect this guidance to have an impact on its financial statements.

In April 2015, the FASB issued new guidance to simplify the presentation of debt issuance costs. This guidance requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by this guidance. The new guidance should be applied on a full retrospective basis to all periods presented. This guidance is effective for interim and fiscal years ending after December 15, 2015, with early adoption permitted. The Company expects this guidance to have an impact on its financial statements for any future debt issuance costs it may incur.

3. REVENUES

The Company’s revenues by product line are as follows:

	Three Months Ended March 31
(in thousands)	2015	2014
Residential
Video	$87,917	$97,217
Data	69,056	65,107
Voice	14,565	16,330
Business sales	21,160	18,042
Advertising sales	7,573	8,132
Other	2,638	3,718

Total revenues	$202,909	$208,546

The residential video revenues include franchise fees recorded on a gross basis of $4.2 million and $4.6 million for the three months ended March 31, 2015 and 2014, respectively.

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

	As of
(in thousands)	March 31, 2015	December 31, 2014
Cable distribution systems	$1,323,526	$1,309,475
Customer premise equipment	277,179	270,785
Other equipment and fixtures	303,325	294,847
Buildings and leasehold improvements	78,472	77,721
Capitalized software	69,724	66,567
Construction in progress	46,519	50,816
Land	9,470	9,470

	$2,108,215	$2,079,681
Less accumulated depreciation	(1,497,464)	(1,463,451)

	$610,751	$616,230

Depreciation expense was $36.3 million and $33.8 million for the three months ended March 31, 2015 and 2014, respectively.

5. GOODWILL AND INTANGIBLE ASSETS

The carrying amount of goodwill at March 31, 2015 and December 31, 2014 was $85.5 million. Historically, the Company has not recorded any impairment of goodwill.

Intangible assets consist of the following:

	Useful Life Range	As of March 31, 2015			As of December 31, 2014
(in thousands)		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized Intangible Assets
Customer relationships	4 years	$6,526	$6,526	$—	$6,526	$6,526	$—
Cable franchise renewals and access rights	1–25 years	4,107	3,567	540	4,107	3,536	571

		$10,633	$10,093	$540	$10,633	$10,062	$571

Indefinite-Lived Intangible Assets
Franchise agreements		$496,321			$496,321

Amortization of intangible assets was $0.03 million for the three months ended March 31, 2015 and 2014, respectively. Amortization of intangible assets is estimated to be approximately $0.1 million in each of the next five years through 2019 and $0.1 million thereafter.

6. FAIR VALUE MEASUREMENTS

The Company’s deferred compensation plan liabilities were $19.3 million and $19.1 million at March 31, 2015 and December 31, 2014, respectively. These liabilities include amounts due to the Company’s employees that participate in GHC’s Deferred Compensation Plan and supplemental savings plan benefits under the GHC’s Supplemental Executive Retirement Plan, which amounts are included in Accrued Compensation and Related Benefits. These plans measure the market value of a participant’s balance in a notional investment account that is comprised primarily of mutual funds, which are based on observable market prices. However, since the deferred compensation obligations are not exchanged in an active market, they are classified as Level 2 in the fair value hierarchy. Realized and unrealized gains (losses) on deferred compensation are included in operating income.

7. EQUITY-BASED COMPENSATION

GHC maintains an equity-based incentive compensation plan, for the benefit of certain officers, directors, and employees, including the Company’s employees. Equity-based awards issued to employees include non-qualified stock options and restricted stock awards. These compensation costs are recognized within selling, general and administrative expenses.

Compensation Expense. Total equity-based compensation costs recognized for the three months ended March 31, 2015 and 2014 was $0.4 million and $0.7 million, respectively. A portion of these charges relates to costs allocated to the Company for GHC Corporate employees not solely dedicated to the Company. As of March 31, 2015 and 2014 there were 10,830 and 19,333, respectively, in GHC restricted stock awards outstanding related to the Company’s specific employees. As of March 31, 2015 and 2014 there were approximately 16,000 and 22,000, respectively, in GHC stock options outstanding related to the Company’s specific employees. These awards and related amounts are not necessarily indicative of awards and amounts that would have been granted if the Company had been an independent, publicly traded company for the periods presented.

8. POSTEMPLOYMENT BENEFIT PLANS

Multiemployer Benefit Plans. As discussed in Note 2, certain of the Company’s employees participate in defined benefit plans sponsored by GHC. The total cost of the Plans is actuarially determined and the Company receives an allocation of the service cost associated with the Plans based upon actual benefits earned by the Company’s employees. The amount of pension expense allocated to the Company related to these multiemployer plans was $1.1 million and $1.0 million for the three months ended March 31, 2015 and 2014, respectively, and is reflected within operating and selling, general and administrative expenses in the Condensed Statements of Operations.

The employees participate in The Retirement Plan for Graham Holdings Company (Employer Identification Number 53-0182885, Plan Number 009) and GHC’s Supplemental Executive Retirement Plan. As of March 31, 2015 and December 31, 2014, The Retirement Plan for Graham Holdings Company was fully funded and is not in critical or endangered status as currently defined by the Pension Protection Act of 2006. GHC’s Supplemental Executive Retirement Plan is unfunded.

Multiemployer Savings Plans. The Company’s employees participate in defined contribution plans (primarily 401(k) plans) sponsored by GHC. The defined contribution plans allow eligible employees to contribute a portion of their salary to the plans, and in some cases, a matching contribution to the funds is provided. The Company recorded expense associated with these defined contribution plans of approximately $0.1 million and $0.2 million for the three months ended March 31, 2015 and 2014, respectively.

9. RELATED PARTY TRANSACTIONS AND PARENT COMPANY EQUITY

Allocation of expenses. The Condensed Financial Statements include allocations of expenses from the Parent for certain overhead functions including, but not limited to, finance, human resources, legal, information technology, general insurance, risk management and other corporate functions. These expenses have been allocated to the Company on the basis of direct usage when identifiable, with the remainder generally allocated on a proportional basis using revenue or headcount. The Company was allocated $3.9 million and $2.9 million for the three months ended March 31, 2015 and 2014, respectively, of corporate overhead costs incurred by the Parent. These cost allocations are included in selling, general, and administrative expenses in the Condensed Statements of Operations.

These expense allocations have been determined on the basis that both the Company and the Parent consider to be a reasonable reflection of the utilization of services provided or the benefit received by the Company during the periods presented. The allocations may not, however, reflect the expense the Company would have incurred as an independent company for the periods presented. Actual costs that may have been incurred if the Company had been a stand-alone company would depend on a number of factors, including the chosen organizational structure and certain strategic decisions.

Parent Company Equity. The net assets of the Company are represented by the cumulative investment in the Company by GHC that is shown as Parent Company Equity, which comprises share capital, accumulated retained earnings of the Company, as well as settlements of intercompany balances and transactions between the Company and Parent, and net transfers of cash and cash equivalents. The settlement of intercompany balances and transactions between the Company and the Parent that were not historically settled in cash are included in Additional Parent Company Investment and thus effectively deemed settled in cash for presentation purposes.

The components of net transfers to Parent are as follows:

(in thousands)	For the Three Months Ended March 31, 2015	For the Twelve Months Ended December 31, 2014
Net change in current income tax accounts	$12,624	$85,071
Allocation of overhead and other expenses – from Parent	3,944	12,671
Net advances to Parent	(27,915)	(227,022)

Total net transfers to Parent	$(11,347)	$(129,280)

10. COMMITMENTS AND CONTINGENCIES

Litigation and Legal Matters. The Company is subject to complaints and administrative proceedings and is a defendants in various civil lawsuits that have arisen in the ordinary course of its businesses. Such matters include contract disputes; actions alleging negligence, invasion of privacy; trademark, copyright and patent infringement; violations of applicable wage and hour laws; and statutory or common law claims involving current and former employees; and other matters. Although the outcomes of the legal claims and proceedings against the Company cannot be predicted with certainty, based on currently available information, management believes that there are no existing claims or proceedings that are likely to have a material effect on the Company’s business, financial condition, results of operations or cash flows. Also, based on currently available information, management is of the opinion that the exposure to future material losses from existing legal proceedings is not reasonably possible, or that future material losses in excess of the amounts accrued are not reasonably possible.

Regulation in the Cable Industry. The operation of a cable system is extensively regulated by the Federal Communications Commission (“FCC”), some state governments and most local governments. The FCC has the authority to enforce its regulations through the imposition of substantial fines, the issuance of cease and desist orders and/or the imposition of other administrative sanctions, such as the revocation of FCC licenses needed to operate certain transmission facilities used in connection with cable operations. The Telecommunications Act of 1996 altered the regulatory structure governing the nation’s communications providers. It removed barriers to competition in both the cable television market and the telephone market. Among other things, it reduced the scope of cable rate regulation and encouraged additional competition in the video programming industry by allowing telephone companies to provide video programming in their own telephone service areas. Future legislative and regulatory changes could adversely affect the Company’s operations.

11. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through May 15, 2015, which is the date the condensed financial statements were available to be issued and has considered any relevant matters in the preparation of the condensed financial statements and footnotes.